Form 40-F
period 2010-09-30
Cash Store Financial Services Inc.
filed 2010-11-26
CIK 1490658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:        September 30, 2010              Commission File Number:  001-34760

The Cash Store Financial Services Inc.
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

6141	Not applicable
(Primary Standard Industrial	(I.R.S. Employer
Classification Code Number)	Identification Number)

17631-103Avenue
Edmonton, Alberta, Canada T5S 1N8
Phone: 780-408-5110
(Address and telephone number of Registrant’s principal executive offices)

National Corporate Research, Ltd. 10 East 40th Street, 10th Floor New York, NY 10016 (212) 947-7200 Name, address, and telephone number of agent for service of process	Copies to: Michael R. Littenberg Schulte Roth & Zabel LLP 919 3rd Avenue New York, New York 10022 (212) 756-2524
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Common shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For Annual Reports indicate by check mark the information filed with this Form:

☑ Annual information form      ☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 17,085,727 shares as at September 30, 2010.

Indicate by check mark whether the Registrant filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☑  No ☐

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRINCIPLES

                The Cash Store Financial Services Inc. (the “Company”) prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting principles (“GAAP”), and are subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of United States companies.  The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States.  Significant differences between Canadian GAAP and United States GAAP as pertains to the Company for the year ended September 30, 2010, are described in Exhibit 99.1.

FORWARD LOOKING INFORMATION

                This annual report and the Exhibits incorporated by reference into it contain “forward-looking information” within the meaning of applicable Canadian and United States securities legislation.  Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce expenses.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved".  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form for the year ended September 30, 2010, filed as Exhibit 99.2 to this annual report.

                The Company’s forward-looking statements contained in the Exhibits incorporated by reference into this annual report are made as of the respective dates set forth in such Exhibits.  Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made.  In preparing this annual report, the Company has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof.  Nor does the Company assume any obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

ANNUAL INFORMATION FORM

                The Company's Annual Information Form for the fifteen months ended September 30, 2010 ("AIF") is filed as Exhibit 99.2 and incorporated by reference to this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

                The audited consolidated financial statements of the Company for the fiscal periods ended September 30, 2010,  and June 30,  2009, are filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

Management’s Discussion and Analysis

                The Company’s management’s discussion and analysis (“MD&A”) for the fiscal period ended September 30, 2010 is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

                 Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure. At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a - 15(e) and Rule 15d - 15(e) under the Exchange Act). Based on that evaluation, the Company’s CEO and CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting.

                This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Commission for newly public companies.

Attestation Report of the Registered Public Accounting Firm.

                 This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

Changes in Internal Control Over Financial Reporting.

                During the period covered by this annual report on Form 40-F, no change occurred in the Company’s internal control over financial reporting that has materially affected, or  is reasonably likely to materially affect, the Company’s internal control over financial reporting.

AUDIT COMMITTEE

Audit Committee

                The Company’s board of directors (the “Board”) has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is composed of J. Albert Mondor, Michael Shaw and Ron Chicoyne, all of whom, in the opinion of the Company’s Board, are independent and financially literate. Please refer to Audit Committee Information section in the AIF filed as Exhibit 99.2 for details in connection with each of these members and their qualifications.

Audit Committee Financial Expert

                The Board has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that J. Albert Mondor is an audit committee financial expert and is independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual).

                The Commission has indicated that the designation of a person as an audit committee financial expert does not make Mr. Mondor an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board.

CODE OF ETHICS

The Company has adopted a written Code of Business Conduct and Ethics. A copy of this code is available on SEDAR at www.sedar.com or to any person without charge, by written request addressed to: Cash Store Financial Inc., Attention: Chief Financial Officer, 17631-103 Avenue, Edmonton, Alberta, T5S 1N8, or by email (information@CSFinancial.ca).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, chartered accountants, acted as the Company’s independent auditor for the fiscal year ended September 30, 2010. See External Audit Fees by Category section of the Company’s AIF, which is attached hereto as Exhibit 99.2, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See Pre-approval Policies and Procedures section of the Company’s AIF, which is attached hereto as Exhibit 99.2. All audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of September 30, 2010, information with respect to the Registrant’s known contractual obligations.

Payments due by Period (amounts in thousands)($Cdn)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital (Finance) Lease Obligations	$2,167	$1,081	$1,086	-	-
Operating Lease Obligation	$61,467	$17,443	$38,265	$5,759	-
Other Long-Term Liabilities	-	-	-	-	-
Total:	$63,634	$18,524	$39,351	$5,759	-

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X.  Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
CASH STORE FINANCIAL SERVICES INC.

Date: November 24, 2010	By:	/s/ Gordon J. Reykdal
Gordon J. Reykdal
Chairman and Chief Executive Officer

EXHIBIT INDEX

Annual Information

Exhibit	Description
99.1	Consolidated Financial Statements (audited) of the Registrant for the fifteen months ended September 30, 2010 and for the year June 30, 2009
99.2	Annual Information Form for the fifteen months ended September 30, 2010
99.3	Management’s Discussion and Analysis for the three and fifteen months ended September 30, 2010

Certifications

99.4	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Principal Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Principal Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of KPMG LLP