Form 40-F
period 2011-09-30
Cash Store Financial Services Inc.
filed 2011-11-17
CIK 1490658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[Check one]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2011                                                                                     Commission File Number: 001-34760

The Cash Store Financial Services Inc.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English (if applicable))

Ontario
(Province or other jurisdiction of incorporation or organization)

6141
(Primary Standard Industrial
Classification Code Number (if applicable))

Not applicable
(I.R.S. Employer
Identification Number (if applicable))

17631-103 Avenue
Edmonton, Alberta, Canada T5S 1N8
(780) 408-5110

(Address and telephone number of Registrant’s principal executive offices)

National Corporate Research, Ltd.
10 East 40th Street, 10th Floor
New York, New York 10016
(212) 947-7200
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Common shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For Annual Reports indicate by check mark the information filed with this Form:

☑   Annual information form      ☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 17,419,214 common shares as at September 30, 2011.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.

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

Yes ☑  No ☐

DISCLAIMER

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

FORWARD LOOKING INFORMATION

This annual report and the Exhibits incorporated herein by reference contain “forward-looking information” within the meaning of applicable Canadian and United States securities legislation.  Forward-looking information includes, but is not limited to, information with respect to the Registrant’s objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce expenses including retention payments.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, or “be achieved”.  Known and unknown risks, uncertainties and other factors may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such forward-looking information.  These risks include, but are not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with, but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third-party consents, and other factors, including, without limitation, those described elsewhere herein (including the Annual Information Form for the year ended September 30, 2011, filed as Exhibit 99.1 to this annual report and incorporated by reference herein) and in other documents of the Registrant filed with or furnished to the Securities and Exchange Commission (the “Commission”).  Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.  Accordingly, readers should not place undue reliance on forward-looking information.  We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the twelve months ended September 30, 2011 (“AIF”) is filed as Exhibit 99.1 hereto and incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Registrant’s audited consolidated financial statements as of and for the years ended September 30, 2011 and 2010 are filed as Exhibit 99.2 hereto and are incorporated by reference herein.

Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended September 30, 2011 (“MD&A”) is filed as Exhibit 99.3 hereto and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

                 Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Registrant in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Registrant’s reports filed under the Exchange Act is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure. At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the CEO and CFO, of the effectiveness of the design and operations of the Registrant’s disclosure controls and procedures (as defined in Rule 13a - 15(e) and Rule 15d - 15(e) under the Exchange Act). Based on that evaluation, the Registrant’s CEO and CFO have concluded that as of the end of the period covered by this report, the Registrant’s disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

                See page 31 of the MD&A which is incorporated by reference herein and included as Exhibit 99.3 hereto.

Attestation Report of the Registered Public Accounting Firm

                 See page 3 of the Audited Annual Financial Statements which is incorporated by reference herein and included as Exhibit 99.2 hereto.

Changes in Internal Control Over Financial Reporting

                During the period covered by this annual report on Form 40-F, no change occurred in the Registrant’s internal control over financial reporting that has materially affected, or  is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

AUDIT COMMITTEE

Audit Committee

               The Registrant’s board of directors (the “Board”) has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee is composed of J. Albert Mondor, Michael Shaw and Ron Chicoyne, all of whom, in the opinion of the Registrant’s Board, are independent and financially literate. Please refer to Audit Committee Information section in the AIF filed as Exhibit 99.2 hereto for details in connection with each of these members and their qualifications.

Audit Committee Financial Expert

                The Board has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that J. Albert Mondor is an audit committee financial expert and is independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual).

                 The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board.

CODE OF ETHICS

The Registrant has adopted a written Code of Business Conduct and Ethics. A copy of this code is available on SEDAR at www.sedar.com or to any person without charge, by written request addressed to: The Cash Store Financial Services Inc., Attention: Chief Financial Officer, 17631-103 Avenue, Edmonton, Alberta, T5S 1N8, or by email (information@CSFinancial.ca).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See “External Audit Fees by Category” on page 23 of the Registrant’s AIF which is incorporated by reference herein and included as Exhibit 99.1 hereto.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See “Pre-approval Policies and Procedures” on page 22 of the AIF which is incorporated by reference herein and included as Exhibit 99.1 hereto.  No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of the Registrant as of September 30, 2011:

Payments due by Period (amounts in thousands of $CDN)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital (Finance) Lease Obligations	$1,443	$750	$693	$ -	$ -
Operating Lease Obligations	85,662	19,981	44,090	5,042	16,548
Other Long-Term Liabilities	-	-	-	-	-
Total:	$87,905	$20,731	$44,783	$5,042	$16,548

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.  Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.  Consent to Service of Process

The Registrant has previously filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with its common shares.  Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2011	THE CASH STORE FINANCIAL SERVICES INC.
	By:	/s/ Gordon J. Reykdal
		Name:	Gordon J. Reykdal
		Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit	Description
99.1	Annual Information Form for the year ended September 30, 2011
99.2	Consolidated Financial Statements (audited) of the Registrant for the years ended September 30, 2011 and September 30, 2010
99.3	Management’s Discussion and Analysis for the year ended September 30, 2011
99.4	Certification of the Principal Executive Officer furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of the Principal Financial Officer furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Principal Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Principal Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP