Form 40-F/A
period 2011-09-30
Cash Store Financial Services Inc.
filed 2011-11-18
CIK 1490658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A

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

Yes ☑  No ☐

EXPLANATORY NOTE

On November 17, 2011, the Registrant filed its annual report on Form 40-F for the year ended September 30, 2011 (the “Annual Report”). Subsequent to filing the Annual Report, the Registrant noted certain typographical errors in Exhibit 99.3.  A corrected version of Exhibit 99.3, which supersedes the earlier filed version, together with certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, is filed herewith.  No other portions of the Annual Report are being amended.

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

Date: November 18, 2011	THE CASH STORE FINANCIAL SERVICES INC.
	By:	/s/ Gordon J. Reykdal
		Name:	Gordon J. Reykdal
		Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit	Description
99.1*	Annual Information Form for the year ended September 30, 2011
99.2*	Consolidated Financial Statements (audited) of the Registrant for the years ended September 30, 2011 and September 30, 2010
99.3**	Management’s Discussion and Analysis for the year ended September 30, 2011
99.4**	Certification of the Principal Executive Officer furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5**	Certification of the Principal Financial Officer furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6**	Certification of the Principal Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7**	Certification of the Principal Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of KPMG LLP
* Previously filed.
** Filed herewith.