Form 20-F
period 2012-09-30
Cash Store Financial Services Inc.
filed 2013-02-01
CIK 1490658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-34760

THE CASH STORE FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter) ONTARIO, CANADA
(Jurisdiction of incorporation or organization) 15511-123 Avenue Edmonton, Alberta Canada T5V 0C3
(Address of principal executive offices)
Contact: Craig Warnock 15511-123 Avenue Edmonton, Alberta Canada T5V 0C3 (780) 408-5110 Craig.Warnock@csfinancial.ca

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
Common shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.                     None

Number of outstanding shares of The Cash Store Financial Services Inc.’s only class of issued capital stock as at September 30, 2012: 17,496,646 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☑	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☑

International Financial Reporting Standards
as issued by the International Accounting
Standards Board	☐

Other	☐

If other has been checked in response to the previous question, indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this report is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

In order to help our investors understand our current results and future prospects, The Cash Store Financial Services Inc.’s (“Cash Store Financial” or “the Company”) Form 20-F for the fiscal year 2012 includes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States federal securities legislation. Management refers to these types of statements collectively, as “forward-looking information.” Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments.

Forward-looking information can generally be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases. They may also be identified by statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied. These risks and uncertainties may include (but are not limited to):

•	changes in economic and political conditions;
•	legislative or regulatory developments;
•	technological developments;
•	third party arrangements;
•	competition;
•	litigation;
•	market conditions;
•	the availability of alternative transactions;
•	shareholder, legal, regulatory and court approvals and third party consents; and
•	other factors described under the heading “Risk Factors”.

Management has attempted to identify the important factors that could cause actual results to differ materially from those contained in forward-looking information, but other factors unknown to us at the time of writing could cause results to vary.

There can be no assurance that forward-looking information will prove to be accurate. Actual results could differ materially.

Management cautions readers not to place undue reliance on forward-looking information. Unless required by law, the Company does not undertake to update any forward-looking information.

NOTE

Cash Store Financial is a Canadian corporation and is not affiliated with Cottonwood Financial Ltd. or its outlets named “Cash Store” in the United States. Cash Store Financial does not have operations or does business in the United States.

TABLE OF CONTENTS

ITEM 1.	IDENTITY OF BOARD OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1

A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3

ITEM 4.	INFORMATION ON THE COMPANY	12

A.	History and Development of the Company	12
B.	Business Overview	13
C.	Organizational Structure	17
D.	Property, Plant and Equipment	18

ITEM 4A.	unresolved staff comments	18

ITEM 5.	Operating and financial review and prospects	18

A.	Operating Results	19
B.	Liquidity and Capital Resources	22
C.	Research and Development, Patents and Licenses	26
D.	Trend information	26
E.	Off-balance sheet arrangements	26
F.	Tabular disclosure of contractual obligations	26
G.	Safe Harbor	27

ITEM 6.	BOARD OF Directors, senior management and employees	27

A.	Board of Directors and Senior Management	27
B.	Compensation	30
C.	Board of Director Practices	37
D.	Employees	43
E.	Share Ownership	43

ITEM 7.	Major shareholders and related party transactions	44

A.	Major Shareholders	44
B.	Related Party Transactions	46
C.	Interests of Experts and Counsel	46

ITEM 8.	Financial information	46

A.	Consolidated Statements and Other Financial Information	46
B.	Significant Changes	46

ITEM 9.	LISTING	46

A.	Offer and listing details.	46
B.	Plan of distribution.	48
C.	Markets	48
D.	Selling Shareholder	48
E.	Dilution	48
F.	Expenses of the Issue	48

i

ITEM 10.	additional information	48

A.	Share Capital	48
B.	Memorandum and Articles of Association	48
C.	Material Contracts	54
D.	Exchange Controls	54
E.	Taxation	55
F.	Dividends and Paying Agents	60
G.	Statement by Experts	60
H.	Documents on Display	60
I.	Subsidiary Information	60

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	61

ITEM 12.	description of securities other than equity securities	61

ITEM 13.	defaults, dividend arrearages and DELINQUENCIES	61

ITEM 14.	material modifications to the rights of security holders and use of proceeds	61

ITEM 15.	CONTROLS AND PROCEDURES	61

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	63

ITEM 16B.	CODE OF ETHICS	63

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	63

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	63

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	63

ITEM 16F.	Change in registrant’s certifYing accountant	63

ITEM 16g.	corporate governance	63

ITEM 17.	FINANCIAL STATEMENTS	63

ITEM 18.	FINANCIAL STATEMENTS	63

ITEM 19.	EXHIBITS	64

ii

PART 1

ITEM 1.     IDENTITY OF BOARD OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

(a)	Board of Directors and Senior Management

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended and as such, there is no requirement to provide any information under this item.

(b)	Advisors

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended and as such, there is no requirement to provide any information under this item.

(c)	Auditor

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended and as such, there is no requirement to provide any information under this item.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A.	Selected Financial Data

	Years Ended
(In thousands of Canadian Dollars, except share and per	June 30	June 30	Sept 30	Sept 30	Sept 30
share data)	2008	2009	2010(1)	2011	2012
REVENUE
Loan fees	$108,882	$122,572	$170,659	$136,623	$137,994
Other income	21,917	27,933	49,859	53,276	49,418
	130,799	150,505	220,518	189,899	187,412
OPERATING EXPENSES
Salaries and benefits	40,494	46,721	72,049	67,017	65,944
Provision for loan losses	-	49	788	2,559	31,004
Retention payments	20,111	17,988	28,167	26,786	9,968
Selling, general and administrative	18,692	19,414	25,020	24,109	23,595
Rent	10,395	11,372	18,026	18,427	18,940
Advertising and promotion	4,287	3,894	5,607	5,941	5,180
Depreciation of property and equipment	4,425	4,679	7,006	6,803	6,843
	98,404	104,117	156,663	151,642	161,474
OPERATING MARGIN	32,395	46,388	63,855	38,257	25,938
CORPORATE AND OTHER EXPENSES
Corporate expenses	11,181	16,625	21,124	18,273	22,753
Interest expense	-	-	-	-	11,623
Depreciation of property and equipment	596	1,149	1,132	1,146	835
Amortization of intangible assets	226	185	923	965	5,138
Branch closure costs	-	-	-	-	1,574
Impairment of property and equipment	-	-	-	-	3,425
Premium paid to acquire the loan portfolio	-	-	-	-	36,820
Class action settlements	-	6,910	2,915	3,206	-

	Years Ended
(In thousands of Canadian Dollars, except share and per	June 30	June 30	Sept 30	Sept 30	Sept 30
share data)	2008	2009	2010(1)	2011	2012
INCOME (LOSS) BEFORE INCOME TAXES	20,392	21,519	37,761	14,667	(56,230)
PROVISION FOR INCOME TAXES
Current	6,043	4,407	11,196	6,157	(3,571)
Deferred (recovery)	1,827	2,465	101	(532)	(9,570)
	7,870	6,872	11,297	5,625	(13,141)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$12,522	$14,647	$26,464	$9,042	$(43,089)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	20,123,645	17,957,710	16,913,213	17,259,196	17,431,809
Diluted	20,241,943	18,039,976	17,522,246	17,663,380	17,431,809
BASIC EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$0.54	$0.82	$1.56	$0.52	$(2.47)
DILUTED EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$0.53	$0.81	$1.51	$0.51	$(2.47)
CONSOLIDATED BALANCE SHEET INFORMATION (as of end of period)
Working Capital	$16,740	$9,667	$14,980	$16,023	$62,068
Total Assets	81,787	83,796	115,045	121,807	200,747
Total Debt	8	1,425	1,952	1,295	130,821
Total Shareholders’ Equity	71,202	65,852	83,355	87,346	39,013

(1)	In 2010, the Company changed its fiscal year end from June 30 to September 30. The fiscal year end change resulted in a 15-month reporting period from July 1, 2009 to September 30, 2010.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning U.S. dollar/Canadian dollar exchange rates expressed in $1.00. On January 14, 2013, the interbank rate between US dollars and Canadian dollars as reported by the Bank of Canada was US$1.0163/CAD$1.00.

Year ended December 31:	High	Low	Year end	Average (1)
2008 (2)	0.7711	1.0289	0.8166	0.9381
2009 (2)	0.7692	0.9716	0.9555	0.8757
2010 (2)	0.9278	1.0054	1.0054	0.9710
2011 (2)	0.9430	1.0583	0.9833	1.0110
2012 (2)	0.9599	1.0299	1.0051	1.0004
2013 (3)	1.0129	1.0163	1.0163	1.0145

(1)	The average rate of exchange on the last business day of each month during the year. Expressed in USD/CAD.
(2)	Based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.
(3)	Through to January 14, 2013.

Exchange rate information for the months of (1)	High	Low
July 2012	0.9956	0.9992
August 2012	1.0095	1.0150
September 2012	1.0150	1.0110
October 2012	0.9986	1.0026
November 2012	1.0046	1.0079
December 2012	1.0028	1.0054
January 2013(2)	1.0136	1.0168

(1)	The average rate of exchange on the last business day of each month during the year. Expressed in USD/CAD.
(2)	Through to January 14, 2013.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Cash Store Financial’s operations and industry which may have a material impact on Cash Store Financial’s financial performance.

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

Regulatory Environment

The Company’s business is subject to federal, provincial and foreign laws and regulations in Canada and the UK. These regulations may change at any time and may impose significant limitations on the way the Company conducts or expands its business. These regulations govern lending and collection practices, allowable interest rates and rate caps, among other things.

As the Company introduces new products and services, it may become subject to additional laws and regulations. Future legislation or regulations may restrict the Company’s ability to operate the way it does today or its ability to expand operations and may have a negative effect on the Company’s business, results of operations and financial condition. Governments at the national and local levels may seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. The Company is currently, and may in the future be, subject to litigation and regulatory proceedings which could generate adverse publicity or cause the Company to incur substantial expenditures or modify the way the Company conducts its business. Changes in laws or regulations, or a failure to comply with applicable laws and regulations, may have a material adverse effect on the business, prospects, results of operations, and financial condition of the Company.

In May 2007, the Canadian federal government enacted a bill clarifying that the providers of certain payday loans were not governed by the criminal interest rate provisions of the Criminal Code of Canada (the “Criminal Code”), granting lenders (other than most federally-regulated financial institutions) an exemption from the criminal interest rate provisions of the Criminal Code if their loans fell within certain dollar amount and time frame maximums. In order for payday loan companies to rely on the exemption, the provincial governments are required to enact legislation, subject to approval by the federal government that includes a licensing regime for payday lenders, measures to protect consumers and maximum allowable limits on the total cost of borrowing.

Industry rate regulations and other specific measures to protect consumers have been implemented in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. 90% of the Company’s Canadian branches are in these provinces. The Company believes that it complies with applicable regulations related to payday loan products in each of the above listed provinces. In those provinces without industry specific measures, the Company offers its loan products in compliance with the federal criminal interest rate provisions of the Criminal Code and with the general consumer protection regulations governing products.

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. The Company has agreed to abide by the Order. On November 30, 2012, Consumer protection BC issued a supplementary compliance order directing that unclaimed refund amounts to a maximum of $1.1 million be deposited into a consumer protection fund. The company is appealing the supplementary compliance order. The estimated exposure with respect to this order is between $248 and $1.1 million including penalties, legal costs and additional costs. The Company has accrued $248 related to the Order as at September 30, 2012.

In the UK, consumer lending is governed by the Consumer Credit Act of 1974, which was amended by the Consumer Credit Act of 2006, and related rules and regulations. The Company’s subsidiaries in the UK must maintain licenses from the Office of Fair Trading, which is responsible for regulating consumer credit, competition and consumer protection.

On January 26, 2012, the UK government tabled The Financial Services Bill (the “Bill”) in Parliament, with the stated purpose of restructuring oversight of financial regulation, including enabling the transfer of responsibility for regulating consumer credit from the Office of Fair Trading to the Financial Conduct Authority. On December 5, 2012, the House of Lords passed an amendment granting authority to the Financial Conduct Authority to set maximum allowable charges for prescribed types of credit and to determine what types of charges connected to the prescribed types of credit are to be included within the maximum allowable charges.  The Financial Services Bill has not yet completed its passage through Parliament. It is not known exactly when or if this Bill will be proclaimed into law, and if so, how the Financial Conduct Authority will implement the above described amendment.  The pace and manner in which the restructuring of regulatory agencies anticipated by the Bill might occur and the potential impact on the payday lending sector is not yet known.

Legal Proceedings

The Company is currently subject to several legal proceedings, which it is vigorously defending. In addition, the Company is likely to be subject to additional legal proceedings in the future. The resolution of any current or future legal proceeding could cause Cash Store Financial to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate operations in particular local and federal provinces. The Company may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of senior officers and other management personnel that would otherwise be spent on other aspects of the business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to operations. Any of these events could have a material adverse effect on business, prospects, results of operations and financial condition of the Company.

British Columbia

March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of Cash Store Financial’s third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle. The settlement has been approved by the Supreme Court of British Columbia. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company was to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $10,921 (in the year ended September 30, 2011) to date has been recorded to cover the estimated costs of the settlement, including legal fees of the class and costs to administer the settlement fund. It is possible that additional settlement costs could be required in the future. As at September 30, 2012, there is an accrual of $4,085 (September 30, 2011 - $4,039) related to settlement costs.

September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members that the Company charged, required or accepted an amount that is in excess of 23% of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The class members, in an order pursuant to s. 112.10(2) and s. 172(3)(a) of the BPCPA are seeking that the Company refund all monies paid in excess of the loan principal of each payday loan, including the cash card fee amounts, the loan fees, and any other fees or changes collected by the Company in relation to the payday loan, damages and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Supreme Court of British Columbia considers appropriate.

The Company believes that it has conducted its business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Alberta

January 19, 2010 Claim

The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that it is in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain third-party lenders, directors and officers added to the claim.

The Company has agreed to a motion to certify the class proceeding if the third-party lenders, officers and directors are removed as defendants. Class counsel has agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

As at September 30, 2012, a total of $100 (September 30, 2011 - $100) has been accrued related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen’s Bench by Kostas Efthimiou against Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Manitoba

April 23, 2010 Claim

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against Cash Store Financial and Instaloans Inc. proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who obtained a payday loan from The Cash Store Financial or Instaloans Inc. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Code.

On February 22, 2012, the Manitoba Court determined that large portions of the plaintiff’s claim could not proceed as they have already been resolved in a judgment and settlement approved by the Ontario Superior Court of Justice in 2008. To the extent that limited portions of the Ontario judgment were not enforced in Manitoba, the Company has appealed the Manitoba decision. The Manitoba Court has not yet determined whether any remaining portions of the plaintiff’s claim should be certified as a class proceeding.

To the extent any subject matter of the claim was not resolved by the February 22, 2012 judgment, the Company believes that it has conducted business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

November 1, 2012 Claim

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against The Cash Store Financial Services Inc., The Cash Store Financial Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company charged amounts in excess of the maximum allowable limit on the total cost of credit permitted by the Consumer Protection Act, R.S.M. 1987, c. C-200, as am., and the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Ontario

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

The class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the class members.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Special Investigation

The Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 and included allegations regarding the existence of undisclosed related party transactions in connection with the acquisition. In response to this allegation, legal counsel to a Special Committee of independent Directors has retained an independent accounting firm to conduct a special investigation. As of the release date of this annual report, the scope of the investigation has been determined by the independent accounting firm and the Special Committee. However, the investigation has not yet been completed and the findings, if any, are not yet known. The investigation may have an impact on the accounting for the loan acquisition transaction that occurred in the second quarter of fiscal 2012 and/or on the accounting for, and disclosure of, any related party transactions; however, the Company does not believe that the outcome of the special investigation will impact the current accounting and disclosure in the Company’s financial statements.

Reliance on Third-Party Lenders

The Company’s business depends on the willingness of third-party lenders to make significant funds available for lending to the company’s customers and to purchase loans that the Company has made. There are no assurances that existing or new third-party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a material adverse impact on the Company’s results of operations and financial condition.

The Company has entered into written business arrangements with a number of third-party lenders who are prepared to consider lending to the Company’s customers or to purchase loans the Company has made. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third-party lenders. The agreements also provide that the third-party lenders are responsible for losses suffered because of uncollectible loans provided the Company has fulfilled its duties as required under the terms of the agreements. If the Company does not properly perform these duties and the lenders make a claim under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

Liquidity & Capital Resources

The Company requires continued access to capital. The Company currently does not have a credit agreement with a bank but is actively pursuing such an agreement. A significant reduction in cash flows from operations or access to funding to support the Company’s payday loan products could materially and adversely affect the Company’s ability to achieve the Company’s planned growth and operating results.

As of September 30, 2012, the Company had approximately $126 million in senior secured notes debt. If cash flows and capital resources are insufficient to fund the debt service obligations and to satisfy working capital and other liquidity needs, the Company may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance indebtedness. These alternative measures may not be successful or may not permit the Company to meet its scheduled debt service obligations. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet its debt service and other obligations. If the Company is unable to make the required payments on its debt obligations, the Company would be in default under the terms of its indebtedness which could result in an acceleration of the repayment obligations. Any such default, or any attempt to alter the business plans and operations to satisfy the obligations under the Company’s indebtedness, could materially adversely affect the Company’s business, prospects, results of operations and financial condition.

Competition

The payday loans industry is highly fragmented and very competitive. Competition may increase as the industry consolidates. In addition to other unsecured consumer lending and cheque cashing stores and online lenders, the Company competes with banks and other financial services entities and retail businesses that offer consumer loans, cash cheques, sell money orders, provide money transfer services or offer other products and services offered by the Company. Some competitors have larger and more established customer bases in other provinces and substantially greater financial and other resources than the Company has. As a result, the Company could lose market share and revenues could decline, thereby affecting the Company’s ability to generate sufficient cash flow to service indebtedness and fund operations.

Foreign Currency

UK operations have been funded to date by loans from the Canadian company. These loans are currently not hedged, thus they are vulnerable to currency exchange rate fluctuations between the British Pound and the Canadian Dollar. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and the Company may record significant gains or losses on the remeasurement of intercompany balances. A 315 basis point increase/decrease in the exchange rate would increase/decrease net loss by approximately $0.5 million.

Growth Management

The Company’s expansion strategy, which in part contemplates the addition of new branches, and developing new products and distribution channels for the Company’s products in Canada and the UK is subject to significant risks. Continued growth in this manner is dependent upon a number of factors, including:

•	the ability to hire, train and retain an adequate number of experienced management employees,
•	the availability of adequate financing for expansion activities,
•	the ability to obtain any government permits and licenses that may be required,
•	the ability to identify and overcome cultural and linguistic differences which may impact market practices within a given geographic region, and
•	other factors, some of which are beyond the Company’s control.

There can be no assurance that the Company will be able to successfully grow its business or that the current business, results of operations and financial condition will not suffer if the Company is unable to do so. Expansion beyond the geographic areas where the Company’s branches are presently located will increase demands on management and divert their attention. In addition, expansion into new products and services will present new challenges to the business and will require additional management time.

Ability to Attract and Retain Qualified Employees

The Company’s future success depends to a significant degree on the members of its executive management team and their ability to execute on the growth strategies and provide expertise in developing international operations. The loss of the services of one or more members of the executive management team could harm the Company’s business and future development. Continued growth also depends on the Company’s ability to attract and retain additional skilled management personnel. If the Company is unable to attract and retain the requisite personnel as needed in the future, operating results and growth could suffer.

Changes to UK Business, Regulatory or Political Climate

The Company’s growth plans include significant expansion in the UK. Changes in the business, regulatory or political environment, shareholder proposals, or significant fluctuations in currency exchange rates could affect the Company’s ability to expand or continue operations there, which could have a material adverse impact on the Company’s prospects, results of operations and cash flows.

Negative Public Perception

The media often portrays payday loan companies as predatory or abusive, which could negatively affect the Company’s business. Consumer advocacy groups, certain media reports, and some regulators and elected officials in the provinces in which the Company conducts business have from time to time advocated governmental action to prohibit or severely restrict certain types of payday lending. These efforts have often focused on lenders that charge consumers imputed interest rates and fees that are higher than those charged by credit card issuers to more creditworthy consumers and otherwise characterize the Company’s products and services as being predatory or abusive toward consumers. If consumers accept this negative characterization, demand for the Company’s loans could significantly decrease. In addition, media coverage and public statements that assert some form of corporate wrongdoing can lower morale, make it more difficult to attract and retain qualified employees, management and directors, divert management attention and increase expenses. These trends could adversely affect the business, prospects, results of operations and financial condition of the Company.

Valuation of Consumer Loans

The Company maintains an allowance for loan losses for anticipated losses on consumer loans and loans in default. To estimate the appropriate level of loan loss reserves, the Company considers known and relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed, historical loan loss trends, current collection patterns and current economic trends. These reserves are estimates, and if actual loan losses are materially greater than loan loss reserves, the Company’s results of operations and financial condition could be adversely affected.

Share Price Volatility

The price of common shares has been subject to significant fluctuations and may continue to fluctuate or decline. Over the course of the twelve months ended September 30, 2012, the market price of the Company’s common shares has been as high as $9.77, and as low as $4.57.

The market price of the Company’s common shares has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including quarterly variations in operating results, operating results which vary from the expectations of securities analysts and investors, changes in financial estimates, changes in market valuations of competitors, announcements by the Company or its competitors of a material nature, additions or departures of key personnel, changes in applicable laws and regulations governing consumer protection and lending practices, the effects of litigation, future sales of common shares, and general stock market price and volume fluctuations. In addition, general political and economic conditions such as a recession, or interest rate or currency rate fluctuations may adversely affect the market price of the common shares of many companies, including that of the Company. A significant decline in the Company’s share price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation.

Unauthorized Disclosure of Confidential Data

In the normal course of business, the Company is required to manage, use, and store large amounts of personally identifiable information, consisting primarily of confidential personal and financial data regarding customers. The Company also depends on its IT networks and systems, and those of third parties, to process, store, and transmit this information. As a result, the Company is subject to numerous laws and regulations designed to protect this information, such as Canadian federal and provincial laws governing the protection of financial or other individually identifiable information. Security breaches involving files and infrastructure could lead to unauthorized disclosure of confidential information, as well as shutdowns or disruptions of the Company’s systems.

If any person, including the Company’s employees or those of third-party vendors, negligently disregards or intentionally breaches the Company’s established controls with respect to such data or otherwise mismanages or misappropriates that data, the Company could be subject to costly litigation, monetary damages, fines, and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential customer data by any person, whether through systems failure, unauthorized access to IT systems, fraud, misappropriation, or negligence, could result in negative publicity, damage to the Company’s reputation, and a loss of customers. Any unauthorized disclosure of personally identifiable information could subject the Company to liability under data privacy laws and adversely affect the business prospects, results of operations, and financial condition of the Company.

Dividends

The Company may not pay dividends on its common shares within the next fiscal year. Therefore, any return on an investment in common shares of the Company may come only from an increase in the market value of the common shares of the Company.

The Board of Directors reviews the Company’s dividend distribution policy on a quarterly basis. This review includes evaluating the financial position, profitability, cash flow and other factors that the Board of Directors considers relevant. The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the indenture governing the senior secured notes.

Internal Control Over Financial Reporting

As described below under Item 15 – Controls and Procedures , as of September 30, 2012, an evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a- 15(e) and Rule 15d - 15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were not effective due to the material weakness in the Company’s internal control over financial reporting.

Unless and until these issues are corrected, our ability to report financial results or other information required to be disclosed on a timely and accurate basis may be adversely affected. In addition, remedying this matter will require additional management time and resources and cause the Company to incur additional costs. Further, the Company cannot assure you that it will not identify additional control deficiencies that may constitute significant deficiencies or material weaknesses in our internal controls in the future.

ITEM 4.     INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is The Cash Store Financial Services Inc. The commercial names of the Company are “Cash Store Financial” and “Instaloans.”

The Company was incorporated on February 23, 2001, under the Business Corporations Act (Ontario) (the “OBCA”), as B&B Capital Corporation. On August 1, 2001, B&B Capital Corporation changed its name to “Rentcash Inc.” and subsequently amalgamated with Larkfield Capital Corp. (“Larkfield”), under the OBCA, effective January 17, 2002 (the “Amalgamation”), with the amalgamated company continuing as Rentcash Inc. Larkfield was incorporated under the Company Act (British Columbia) on May 15, 2000, under the name Willow Creek Capital Corp. (“Willow Creek”). The name of Willow Creek was changed to “Larkfield Capital Corp.” on August 24, 2000, and Larkfield was subsequently continued into Ontario under the OBCA, effective January 15, 2002.

Pursuant to the Amalgamation, each common share of Rentcash was exchanged for one common share of the Company, and each three common shares of Larkfield were exchanged for one common share of the Company.

On April 22, 2005, the Company acquired the business assets and assumed certain liabilities of the Instaloans Group of Companies (“Instaloans”) for total cash consideration of $39.8 million. At the time of acquisition Instaloans operated 99 Canadian storefronts in the payday and short-term loan industry.

The Company changed its name on March 31, 2008, from Rentcash Inc. to “The Cash Store Financial Services Inc.” in connection with the spin-off of its rental division. Cash Store Financial’s common shares (the “Common Shares”) are traded on the Toronto Stock Exchange (“TSX”) under the symbol “CSF”, formerly “RCS”. On June 8, 2010, the Company began trading its shares on the New York Stock Exchange (“NYSE”) under the symbol “CSFS”.

On March 31, 2008, pursuant to a plan of arrangement, the Company separated its rental business and certain of its assets and liabilities into an independent, publicly-traded company. Each existing shareholder of Cash Store Financial received one common share of Insta-Rent for each Common Share held on March 31, 2008.

Since late 2009, the Canadian payday loan market has been in transition from an unregulated market to varying states of regulation. The key components of payday loans regulation are caps on the loan size, length and fees that can be charged. Additional information on the regulatory environment is presented in Item 3.D and Item 4.B.

On April 14, 2010, the Company opened its first branch in the UK and has since expanded its operations to include 25 branches in the UK at September 30, 2012.

On April 26, 2010, the Company acquired all the business assets of 101019134 Saskatchewan Ltd. (“EZ Cash”), representing 14 branches in Saskatchewan, for total cash consideration of $4.5 million. EZ Cash operated in the short-term advances industry.

On April 28, 2010, the Company’s Board of Directors approved a change in its fiscal year end from June 30 to September 30.

In January 2012, the Company completed a private placement of $132.5 million of 11.5% senior secured notes (the “Notes”) and used most of the net proceeds of this offering to acquire a portfolio of consumer loans from third-party lenders. With the acquisition of the loan portfolio, the Company began funding payday loans directly in regulated provinces.

The registered office of the Company is located at Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2. The head office of the Company is located at 15511 - 123 Avenue, Edmonton, Alberta T5V 0C3.

The Company’s agent in the United States is National Corporate Research, Ltd. 10 East 40th Street, 10th Floor New York, New York 10016 (212) 947-7200.

B.	Business Overview

Nature of Company

The Company, under its “The Cash Store” and “Instaloans” banners, provides consumers with alternative financial products and services, serving everyday people for whom traditional banking may be inconvenient or unavailable. The Company’s main product is payday loans, used by customers from time to time to bridge the gap between current expenses and their next pay cheque or other form of income.

Products and Services

Consumer Loans & Line of Credit
Payday	•	Bridge loans to help our clients span temporary cash shortfalls or meet emergency or unexpected expenses
	•	Short-term non-collateralized loans
	•	Range from $100 to $1500.
Signature	•	Short-term loan against a government source of income (Child Tax, Disability, Pension, Employment Insurance)
Line of Credit	•	Up to $2000 unsecured
	•	Helps customers to rebuild their credit
	•	Customers borrow as needed and repay at any time
	•	Minimum payments are due at regular intervals
	•	Introduced early in FY2012
Injury Claims	•	Immediate cash for personal injury claims awaiting payout
	•	Provided by Rhino Legal Finance Inc.

Diversified Financial Products
Bank Accounts:	•	Provided by DC Bank
Standard &	•	Gives customers access to a variety of services
Premium	•	Canadian Deposit Insurance Corporation (“CDIC”) insured
Cheque	•	Fast turn around
Cashing	•	Funds transferred electronically; branches do not hold cash
Prepaid Credit	•	Supplied by DC Bank and MasterCard
Card	•	Provides the convenience of a credit card without interest or monthly payments
	•	Can be used online
Prepaid Debit	•	Supplied by DC Bank
Card	•	Preloaded with funds for daily transactional needs and access to cash at ATMs
Money	•	Provided by RIA Financial Services
Transfer	•	Provides an easy and reliable way to pay bills or send and receive funds worldwide
Payment	•	Provided by Trans Global Insurance
Insurance	•	Covers outstanding loan balances in the event of unexpected events such as: involuntary unemployment, accidental injury, critical illness, death, dismemberment

Payday loans – direct lending

The Company typically arranges for advances to customers that range from $100 to $1,500. In order to receive an advance, a customer is required to provide proof of income, copies of recent bank statements, current proof of residence and current telephone and utility bills. The customer must then either write a cheque or execute a pre-authorized debit agreement for the amount of the advance plus loan fees. Deposit of the cheque is deferred until the due date of the loan, which is the customer’s next payday (normally 7 to 14 days but no later than 31 days).

Payday loans – brokering

For loans that the Company brokers on behalf of customers, the application process and documentation requirements are similar to those for direct lending. After an application is completed and other relevant information is obtained from a customer, the Company brokers the customer’s loan request to third-party lenders. Based on approval criteria established by the third-party lenders, the customers’ eligibility for an advance is assessed. If the customer is approved, the Company provides the lender’s loan documentation to the customer. Upon fulfillment of the loan documentation requirements, the Company is authorized by the lender to forward the cash advance to the customer on behalf of the lender. When an advance becomes due and payable, the customer must make repayment of the principal and interest owing to the lender through the Company, which, in turn, remits the funds to the third-party lender. If there is difficulty with the collection process, the customer’s account may be turned over to an independent collection agency.

Principal Markets

The Company conducts business in Canada and the United Kingdom. As at September 30, 2012, the Company operated 536 (September 30, 2011 - 586) short-term advance branches across Canada (511 branches) and the United Kingdom (25 branches). The Company operates branches in all Canadian provinces and territories except Quebec and Nunavut. The following table presents the geographic distribution of the Company’s branches:

September 30, 2012	Branches
British Columbia	96
Alberta	121
Saskatchewan	34
Manitoba	24
Ontario	178
New Brunswick	14
Nova Scotia	25
Prince Edward Island	3
Newfoundland and Labrador	13
Northwest Territories	2
Yukon	1
United Kingdom	25
Total	536

Revenue Breakdown

	15 months ended 30-Sept-2010	12 months ended 30-Sept-2011	12 months ended 30-Sept- 2012
Canada	220,110	187,356	177,186
UK	408	2,543	10,226
Total Revenue	220,518	189,899	187,412

The Company also has investments in the following foreign operations:

•	18.3% of the outstanding common shares of The Cash Store Financial Australia Holdings Inc., which currently operates 67 payday loan branches in Australia under the name “The Cash Store Financial Pty.” The Cash Store Financial Australia Holdings Inc. is publicly listed on the TSX Venture exchange under the symbol “AUC”.

•	15.7% of the outstanding common shares of RTF Financial Holdings Inc., a private company in the business of short-term lending by utilizing highly automated mobile technology (SMS text message lending). RTF Financial Holdings Inc. currently operates in Finland, Sweden, Denmark, the Netherlands and the UK with plans to expand to other European countries.

Seasonality

The Company’s business is not significantly affected by seasonality. Typically the Company’s strongest revenues in its third and fourth fiscal quarters (which correspond with tax season and the summer months) followed by the Company’s first fiscal quarter (Christmas/holiday season). The Company’s second fiscal quarter is typically the weakest. In addition to seasonal demand, quarterly results are impacted by the number and timing of new branch openings.

Raw Materials

Not Applicable.

Marketing Channels

The Company sells consumer lending products and services directly to consumers through its network of physical branches. Products and services where the Company acts as agent on behalf of other providers are also sold directly to consumers through the Company’s branch network and the Company earns fee and commission revenue. The Company does not employ special sales methods for its products and services.

The Company markets its products and services directly to consumers through a variety of channels, including newspaper, billboards, radio, television, mail drops, search engine marketing, search engine optimization, social media, community involvement and sponsorships.

Dependence

The Company’s business depends on the willingness of third-party lenders to make significant funds available for lending to customers and to purchase loans receivable, assisting the Company in short term liquidity management. There are no assurances that existing or new third-party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a material adverse impact on results of operations and financial condition.

The Company has entered into written business arrangements with a number of third-party lenders who are prepared to consider lending to customers or to purchase loans receivable. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third-party lenders. The agreements also provide that the third-party lenders are responsible for losses suffered because of uncollectible loans provided the Company has fulfilled its duties as required under the terms of the agreements. If the Company does not properly perform its duties and the lenders make a claim under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

Competitive Position

The Company has a market share of approximately 34% of branches in Canada. Management estimates that there are approximately 1,500 short-term advance branches across Canada. The Company’s biggest competitor is DFC Global Corp. (“Dollar Financial”), a U.S.-based public company. Dollar Financial operates approximately 488 branches in Canada under the banner “Money Mart”. “Cash Money” is the next largest operator in Canada with approximately 120 branches. The remainder of the payday loans market consists of small, single store operations and regional operations that may have a number of payday loan advance centres in a given region. Competition also comes from companies, such as cheque cashers, pawnshops, rental stores and others, that offer the payday loan service as an ancillary service. Several companies also provide payday loans via the Internet.

In addition to other unsecured consumer lending and cheque cashing stores and online lenders, the Company competes with banks and other financial services entities and retail businesses that offer consumer loans, cash cheques, sell money orders, provide money transfer services or offer other products and services offered by us.

Management estimates that the UK market for small, unsecured short-term consumer loans is served by approximately 1,200 store locations as well as several online lenders.

Some of the Company’s competitors have larger and more established customer bases in other provinces and substantially greater financial and other resources than the Company.

Management believes that the Company has a number of competitive strengths that provide a solid base for continued growth. Customers choose to do business with the Company for a number of reasons:

•	the range of products offered;

•	the comfortable, friendly, open concept branch environment that is more bank-like than other consumer lending stores;

•	the specialized support and committed customer service that they receive from well-trained associates; and

•	the convenience of branch locations and hours.

Management’s assessment of its competitive position is primarily based upon information made publicly available by competitors.

Material Effect of Government Regulation

The payday loan market is in transition from an unregulated market to varying states of regulation in Canada and the UK. Regulations across Canada are relatively new, with the first provincial regulations coming into effect in late 2009. The key components of payday loans regulation are caps on the loan size, length and fees that can be charged. In certain Canadian provinces (the “Regulated Provinces”), payday loans can be up to $1,500 and 62 days in duration. The following table shows the date regulations came into effect in each Regulated Province and their rate cap:

Province	Branches	Rate Cap (per $100)	Effective Date
British Columbia	96	$23	November 18, 2009
Ontario	178	$21	December 15, 2009
Alberta	121	$23	March 1, 2010
Manitoba	24	$17	October 18, 2010
Nova Scotia	25	$25	April 1, 2011
Saskatchewan	34	$23	January 1, 2012

The Company believes that proper industry regulation should have positive impacts for investors by leveling the competitive playing field and defining a set of rules that will limit the effects of litigation against companies in the industry who pride themselves on ethical conduct and respectful treatment of customers. However, as the regulatory system is somewhat new and varies across Canada, it may take some time to reach a state of stability.

The Company has been a strong proponent of consumer protection. Cash Store Financial voluntarily eliminated rollovers (extensions of existing loans for a fee and/or provision of new loans to pay out previous loans) in 2005 and subsequently urged governments to follow suit. Although rollovers are only prohibited in five provinces, Cash Store Financial does not engage in this practice in any Canadian province.

Cash Store Financial is the only publicly traded company in Canada to have participated fully in provincial hearings and consultations related to consumer protection.

During FY2012 and up to the date of this filing, the Company was subject to class action proceedings initiated in the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, alleging non-compliance with rate caps in those provinces. The Company believes that it complied with applicable provincial regulations and intends to defend these new actions vigorously. The likelihood and amount of potential loss, if any, is not determinable at this time. See “Risk Factors”.

The Company believes it is important to continue its work with compliance bodies in each Regulated Province in order to remain current with the regulatory environment.

C.	Organizational Structure

The Company’s principal direct and indirect subsidiaries are as set forth in the following chart. The Company owns 100% of the issued and outstanding shares of each principal subsidiary. The Cash Store Financial Inc., in turn, owns 100% of the issued and outstanding shares of Instaloans Inc.; and The Cash Store Financial Limited owns 100% of the issued and outstanding shares of The Cash Store Financial Limited and CSF Insurance Services Limited. Included in parenthesis within the corporate organization chart is the respective jurisdiction of incorporation of each entity:

D.	Property, Plant and Equipment

The Company’s corporate head office is located at 15511 – 123 Avenue, Edmonton, Alberta and comprises approximately 47,000 square feet of office space. On March 4, 2011 the Company entered into a build to suit lease agreement for the construction and occupancy of its corporate head office. Construction was completed and the lease term commenced in September 2012 at an annual base rent of approximately $1.2 million per year. The term of the agreement is fifteen years and provides for renewal for two additional five year renewals at the Company’s option. Capital expenditures for equipment, furniture, fixtures and leasehold improvements for the Company’s corporate head office in the 2012 financial year were $5.1 million, of which $2.7 million was financed through a third-party.

The Company leases substantially all of its branch locations. Lease terms range from 1 to 5 years.

The Company owns the following branch locations:

Location	Size of Site
1020 Notre Dame Ave , Winnipeg, Manitoba	1,960 sq. ft.
330 Fisher Ave, The Pas, Manitoba	522 sq. ft.

A description of the Company’s property and equipment is included in Note 9 to the Company’s financial statements, which are included as Exhibit F-1 to this Annual Report incorporated by reference herein

ITEM 4A.     unresolved staff comments

Not applicable.

ITEM 5.        Operating and financial review and prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information—D. Risk Factors" or in other parts of this annual report on Form 20-F.

A.	Operating Results

FY2012 consolidated revenue of $187.4 million was relatively flat compared to $189.9 million in FY2011. Revenue from Canadian operations decreased by $10.2 million as a result of a difference between revenue recognition policies under a direct lending model and a broker model which resulted in direct lending requiring that the Company defer loan fees over the loan term and a reduction in loan volume. In the fourth quarter, the Company focused on increasing the payday loan customer base and loan volume. The reduction in revenue in Canada was offset by an increase in revenue in the UK because of continued new branch openings and the maturation of existing branches.

EBITDA for FY2012 was negative $30.8 million, down from $24.5 million in FY2011. In FY2012, the Company recorded $44.8 million of charges, comprised of a $36.8 million premium paid to acquire the loan portfolio, $5.0 million related to asset impairments and branch consolidations and a $3.0 million increase to the loan loss provision in the UK combined with an increase in corporate costs.

Diluted EPS was a $2.47 loss compared to a $0.51 gain in the prior year.

Cash balances remained steady at $19.1 million as at September 30, 2012 compared to $19.3 million on the same date in 2011. Cash provided by operating activities was $12.3 million, down from $14.0 million in FY2011 as the Company continued to increase its consumer loan portfolio since it was acquired earlier in the year.

Branches

During FY2012, the Company consolidated 63 underperforming branches in Canada and transferred customers from affected branches to nearby branches. The Company expects to see lower branch costs going forward, and does not anticipate a decrease in overall loan volume as a result of these consolidations. The Company does not anticipate any significant additions to its branch count in Canada for FY2013.

In the UK, the Company opened 13 new branches for a total of 25 branches.

Revenue

Loan Volume

Total loan volume was $797.7 million for FY2012, down 2.9% from $821.4 million in FY2011. Loan volume in Canada decreased by $50.2 million primarily in the second and third fiscal quarters. In the fourth quarter the Company refocused on payday loans, which resulted in increasing customer base and loan volume growth in line with historic levels. The decrease in loan volume in Canada was partially offset by loan volume growth of $26.5 million in the UK as a result of continued expansion.

The Company measures loan volume based on the cash and fees that customers receive.

Loan Fees

Despite a decrease in total loan volume, loan fees for FY2012 increased by $1.4 million (1.0%) compared to FY2011. Loan fees include either:

•	payday loan fees on direct loans, or

•	fees charged for brokering loans on behalf of customers

	Third Party Loans	Direct Loans	Total
For the year ending September 30, 2012:
Loan fees	$49,997	$87,997	$137,994
Interest	-	3,962	3,962
Default Fees	$10	$1,724	1,734

For the year ending September 30, 2011:
Loan fees	$126,681	$9,943	$136,623
Interest	-	523	523
Default Fees	3,429	150	3,579

Loan fees in the Regulated Provinces are capped at various rates. This cap includes principal and interest. In FY2011 and early FY2012, when the Company brokered loans in Regulated Provinces, the Company gave the interest portion of the loan fee to the third-party lenders. In February 2012 when the Company started direct lending, the Company began recognizing the entire loan fee as revenue, resulting in increased loan fee revenue for FY2012. As the Company did not operate under the direct lending model for the full year, direct loans will continue to increase as a percentage of total loan fees. Loan fees as a percentage of loan volume increased to 17.3% in FY2012 from 16.6% in FY2011.

Average branch revenue for the 13 new UK branches opened in FY2012 was $292,000. This is strong revenue for first year branches, which is attributable, in part, to the fact that all the new branches were opened in the first quarter and thus had nearly a full year of operation. The trend in the Company’s UK branches has also been for branches to mature more quickly than their Canadian counterparts.

Other Income

Other income includes default and interest charges on overdue loans, cheque cashing, and agency fees earned from ancillary products (such as bank accounts, debit cards and prepaid credit cards, insurance, money transfers and prepaid phone cards).

FY2012 consolidated other income decreased by $3.9 million or 7.2% compared to FY2011. The total change is represented by a $4.5 million decrease in Canada offset by increases as a result of growth in the UK. The decrease in Canadian other income is primarily a result of $4.0 million in collections of default and interest charges on overdue loans related to the acquired loan portfolio being recognized as a reduction to consumer loans receivable (net) rather than in other income. In addition, the decrease related to fewer customers choosing to purchase optional insurance and prepaid cards. The Company continues to refine and optimize how it presents the value of ancillary services to our customers. This decrease was partially offset by increases in late interest and default fees of $1.6 million as a result of the commencement of direct lending activities.

Branch Operating Income

BOI of $43.2 million for FY2012 was down from $55.0 million compared to FY2011, primarily as a result of an increase in the net provision for loan losses and retention payments of $11.6 million. The Company realized $2.4 million in savings in branch expenses in FY2012, most of which arose in the fourth quarter. The Company attributes these savings to lower incentive plan costs, increased cost controls and to the branch consolidations that occurred during FY2012. The Company expects continued cost savings for FY2013. Fourth quarter BOI was 37% of revenue compared to 29% for the fiscal year.

Expenses

Loan Losses Related to Direct Lending

The Company’s provision for loan losses recorded on the consolidated statement of operations includes all estimated uncollectible contractual principal and loan fees. The provision for loan losses is reduced by any recoveries realized after loans are charged off. Collections of late interest and fees on loans that have not been charged off are recorded in other income on the consolidated statement of operations. Further, all amounts collected in relation to acquired loans, whether or not the loans have been charged-off, are recorded as a reduction to the acquired loans portion of consumer loans receivable, net.

When evaluating the Company’s overall loan loss rate, management considers the provision for loan losses, recoveries recorded in other income and recoveries recorded against the acquired portion of consumer loans receivable, net. The table below presents a calculation of loan losses considering the items described above:

	12 Months Ended 30-Sept-2011	12 Months Ended 30-Sept-2012
Provision for loan losses	$2,559	$31,004
Interest and default fee recoveries recognized as other income	(673)	(5,686)
Interest and default fee recoveries on acquired loans recognized as a reduction to acquired consumer loans receivable, net	-	(2,644)
Normalized provision for loan losses	1,886	22,674

Loan volume for direct loans	55,141	516,083
Normalized loan loss rate as a percentage of loan volume	3.4%	3.9%

The increase in FY2012 was as a result of higher direct loan volumes and a $3.0 million addition to the UK loss provision.

Comparison of the Costs of Brokering to Direct Lending

Before transitioning to direct lending, the Company paid voluntary retention payments to third-party lenders. These payments partially compensated third-party lenders for loan losses as well as interest on capital that was advanced to the Company. Third-party lenders also received an interest component of loan fees. Upon transition to the direct lending model in the second quarter of FY2012 the Company recorded interest expense on senior secured notes and a provision for loan losses on direct lending activities. Although the Company is not contractually required to make retention payments, the Company expects that it will continue to record retention payments for brokered loans in non-regulated provinces. In addition, the Company previously gave a portion of loan fees to third-party lenders as an interest component (see discussion on consumer loans receivable, net page 23).

The following table provides a FY2012 vs. FY2011 comparison of total interest and loan loss related costs:

	12 Months Ended 30-Sept-2011	12 Months Ended 30-Sept-2012
Interest portion of loan fees paid to third party lenders	$15,864	$5,299
Normalized provision for loan losses calculated above	1,886	22,674
Retention payments	26,786	9,968
Interest expense	-	11,623
Total	44,536	49,564

Loan volume	821,404	797,711
Total as a percentage of loan volume	5.4%	6.2%

The increase in FY2012 was as a result of a $3.0 million increase to the UK loss provision as well as an increase in other loss provisions.

Depreciation of Property and Equipment and Amortization of Intangible Assets

Depreciation of property and equipment was reduced to $7.7 million compared to $7.9 million in FY2011. This reduction was a result of a lower cost base due to the $3.4 million impairment recorded during the year.

Amortization of intangible assets increased to $5.1 million from $1.0 million in FY2011 because the Company acquired proprietary knowledge, non-compete agreements and favorable supplier relationships when loans were acquired from third-party lenders in Q2.

Impairment of Property and Equipment and Branch Closure Costs

Costs of $5.0 million were recognized for write offs of property and equipment, lease buy-outs, employee severance and other costs related to the consolidation of 63 of the Company’s branches

Net Income (Loss)

For FY2012 the Company recorded a net loss of $43.1 million, down from net income of $9.0 million in FY2011.

Included in the net loss were $44.8 million of charges, comprised mainly of a $36.8 million premium to acquire the loan portfolio, a $3.0 million addition to the UK loan loss provision, $1.6 million in branch closure costs and $3.4 million of impairment to property and equipment.

These charges combined with higher corporate and regional expenses caused EBITDA to decrease to negative $30.8 million from $24.5 million in FY2011. Adjusted EBITDA decreased from $48.9 million to $30.0 million.

B.	Liquidity and Capital Resources

For FY2012 the Company relied on cash generated from operating activities to fund consumer lending operations, finance working capital and capital expenditures and execute its planned growth strategy.

Funds advanced from third-party lenders are restricted and can only be used for consumer lending. In FY2012 the Company used funds advanced from third-party lenders to broker loans to customers in unregulated provinces. The Company also transfers loans to third-party lenders to manage excess float and day-to-day working capital requirements. During FY2012 as part of the normal course of operations the Company transferred $17.6 million of net consumer loans receivable to third-party lenders in exchange for cash.

To fund working capital and growth in consumer loans receivable in the future, the Company will obtain credit facilities as permitted under the terms of the indenture governing senior secured notes, should they become available to the Company. In the absence of such credit facilities, the Company will continue to rely on cash generated from operating activities and transferring consumer loans receivable to third-party lenders to fund future working capital and growth requirements.

In the opinion of management, the Company’s working capital is sufficient for the Company’s present requirements

Cash Flow

Cash balances remained steady, $19.1 million as at September 30, 2012, compared to $19.3 million at the end of FY2011.

During FY2012 the Company raised $117.1 million, net of issuance costs, by issuing senior secured notes. These funds were used to acquire the portfolio of consumer loans from third-party lenders in the Regulated Provinces and for general corporate purposes.

Cash provided by operating activities was $12.3 million, down from $14.0 million in FY2011. Increases to non-cash expenses including depreciation and amortization, loan loss provision, and impairment of property and equipment were offset by an increase in consumer loans receivable and a decrease in accounts payable and accrued liabilities in FY2012. Consumer loans receivable increased by $8.6 million as the Company continued to grow its consumer loan portfolio. Accounts payable and accrued liabilities decreased by $430,000 because of a reduced amount of cash advanced from third-party lenders as the Company transitioned to direct lending.

Senior Secured Notes

On January 31, 2012, the Company completed a private placement offering in Canada and the US for $132.5 million of 11.5% senior secured notes (the “Notes”). The Notes mature on January 31, 2017 and bear interest semi-annually on January 31 and July 31 each year. The notes were issued at a price of 94.608% resulting in an effective interest rate of 13.4%.

The indenture governing the Notes contains certain covenants that limit the Company’s ability to:

•	incur or guarantee additional indebtedness;
•	make capital expenditures;
•	make certain investments and acquisitions;
•	amend the Company’s dividend policy or pay dividends or make distributions on capital stock or make certain other restricted payments;
•	sell assets, including capital stock of the Company’s restricted subsidiaries;
•	enter into transactions with affiliates;
•	create or incur liens;
•	agree to payment restrictions affecting restricted subsidiaries;
•	amend underwriting standards;
•	form subsidiaries or fund foreign subsidiaries; and
•	consolidate, merge, sell or otherwise dispose of assets, except those in the ordinary course of operations.

The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the Indenture governing the Notes. The Company remains in compliance with all of the covenants under this Indenture.

In the event of specified change of control events, holders of Notes will have the right to require the Company to purchase all or a portion of the Notes at a purchase price in cash equal to 101% of the principal amount purchased, plus accrued interest to the date of purchase. In addition, upon certain asset sales, we may be required to use the net proceeds of such sales to offer to repurchase a portion of the Notes at a price in cash equal to 100% of the principal amount purchased, plus accrued and unpaid interest to the date of purchase.

Under the terms of the Notes, the Company may redeem up to 35% of the Notes with the net proceeds of certain equity offerings at a redemption price equal to 111.5% of the principal amount redeemed, plus accrued and unpaid interest to the redemption date any time before July 31, 2014. The Notes are redeemable in whole or in part, at any time on or after July 31, 2014 at the redemption prices (expressed as percentages of principal amounts) in the table below, plus accrued and unpaid interest:

For the period	Percentage
On or after July 31, 2014	103.084%
On or after January 31, 2015	102.091%
On or after July 31, 2015	101.127%
On or after January 31, 2016	101.194%
On or after July 31, 2016	100.000%

The indenture governing the Notes contains a first lien carve out that allows us to obtain credit facilities of up to $32.5 million.

Proceeds from the issuance of the Notes were $125.4 million. The Company used $116.3 million of the proceeds to acquire a portfolio of loans from third party lenders. $8.2 million of the proceeds were used to pay fees and expenses related to the issuance and remainder was used for general corporate purposes.

Consumer Loans Receivable, Net

During FY2012, the Company increased its overall consumer loans receivable balance to $32.4 million from $4.8 million at September 30, 2011. Since the acquisition of $50.0 million in consumer loans receivable on January 31, 2012 the Company grew its consumer loans receivable balance a further $8.8 million by September 30, 2012. This increase was offset by $17.6 million of net consumer loans receivable transferred to third-party lenders in exchange for cash. For FY2012, the Company funded all its consumer loans in the UK internally.

The Company closely monitors the performance and collections on the acquired loan portfolio. The Company assigned a fair value of $50.0 million to the acquired loans with contractual principal and income of $319.9 million. Through cash collections, net of accretion, the carrying value of the acquired loans decreased to $6.6 million by September 30, 2012 on a remaining contractual principal and income of $276.9 million. The carrying amount of the acquired loan portfolio is heavily dependent on internal estimates of the ultimate collectability of the portfolio and the Company’s ability to continue to maintain its targeted level of cash collections on those loans. Changes to the Company’s estimates could materially impact the Company’s consolidated financial statements.

The Company also continues to closely monitor the provision for loan losses on direct loans based on historic loss rates, current collection patterns, and economic trends. During FY2012 the Company recorded an addition to the provision for loan losses for its UK operations of $3.0 million. The Company changed its lending criteria and improved collections in FY2012 and loan loss rates are now approaching levels that are comparable to the Company’s Canadian operations as a result. The provision for loan losses relies on estimates of future collections. Changes to the Company’s estimates could materially impact the Company’s consolidated financial statements.

In FY2012, 60.8% of the Company’s payday loans were repaid in full on or before the due date. When loans become overdue, where regulations permit, additional interest and/or default fees may apply. Late interest and default fees are recorded once collected. Post-default annual interest rates range from 30% to 59%.

Third-Party Lenders and Retention Payments

The Company has entered into written business arrangements with a number of third-party lenders who are prepared to consider lending to the Company’s customers or to purchase loans originated by the Company in the Regulated Provinces. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third-party lenders. The agreements also provide that the third-party lenders are responsible for losses suffered because of uncollectible loans provided the Company has fulfilled the duties required under the terms of the agreements. If the Company does not properly perform its duties and the lenders make a claim under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Board of Directors regularly approves a resolution authorizing the Company to pay up to a certain amount of retention payments per quarter to third-party lenders as consideration to those lenders who continue to be willing to fund advances to the Company’s customers. The Company does not guarantee a return to third-party lenders, however it does make voluntary retention payments to offset the impact of the loan losses third-party lenders experience. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

Short-term advances in non-regulated Canadian provinces, representing approximately 7% of the Company’s total short term advances, are provided directly to customers by independent third-party lenders.

The Company’s contingent risk is the balance of the third-party lenders loan portfolio and loans transferred to the third-party lenders, which totalled $27,792 as at September 30, 2012 (FY2011 - $104,581). To date, no claims have been made by third-party lenders and the Company has not made payments or accrued amounts pursuant to the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

Dividends

The Board of Directors reviews the Company’s dividend distribution policy on a quarterly basis. This review includes evaluating the financial position, profitability, cash flow and other factors that the Board of Directors considers relevant. The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the indenture governing the Notes.

The following table shows dividend history for the Company for the last 3 fiscal years:

Date declared	Date paid	Dividend per Common Share	Total amount paid ($000’s)
September 9, 2009	September 24, 2009	$0.14	$2,342
October 28, 2009	November 26, 2009	0.10	1,676
February 10, 2010	February 25, 2010	0.10	1,694
May 11, 2010	May 26, 2010	0.10	1,701
August 11, 2010	August 26, 2010	0.10	1,707
December 6, 2010	December 21, 2010	0.10	1,710
February 7, 2011	February 21, 2011	0.12	2,062
May 9, 2011	May 24, 2011	0.12	2,084
August 10, 2011	August 25, 2011	0.12	2,073
November 16, 2011	December 14, 2011	0.12	2,091
February 8, 2012	March 7, 2012	0.12	2,091
May 10, 2012	June 7, 2012	0.06	1,039
August 10, 2012	September 7, 2012	0.06	1,049

Outstanding Share Data

As at December 28, 2012, the Company had 17,571,813 common shares outstanding. There were also 1,131,402 options to purchase common shares outstanding, which if exercised, would provide the Company with proceeds of approximately $10.5 million. Each option is exchangeable for one common share of the Company.

C.	Research and Development, Patents and Licenses

Not applicable.

D.	Trend information

See 5.A “Operating Results’’ and ‘Item 4, Information on the Company—4.B Business Overview’ for trend information.

E.	Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements except as described above under third-party lenders and retention payments that have or are reasonably likely to have a significant effect on the results of operations or financial condition of the Company.

F.	Tabular disclosure of contractual obligations

The following table summarizes contractual obligations and other commercial commitments at September 30, 2012 and the effect such obligations and commitments are expected to have on liquidity and cash flow in future periods:

	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Senior Secured Notes	$198,529	$15,238	$45,713	$137,579	$	nil
Capital Lease Obligations	7,281	1,565	2,335	681		2,700
Operating Leases	72,769	19,261	32,920	7,923		12,665
Total contractual obligations	278,579	36,064	80,968	146,183		15,365

G.	Safe Harbor

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.     BOARD OF Directors, senior management and employees

A.	Board of Directors and Senior Management

As at December 28, 2012, the Company’s Board of Directors and senior executive officers together beneficially owned 4,668,191 (26.8%) of the outstanding Common Shares.

The names and municipalities of residence of the Board of Directors and senior officers of the Company, the date when the individual first became a director, their principal occupations, the positions in the Company held by them and the number and percentage of voting securities of the Company as at December 28, 2012, are as follows:

Name, Municipality of Residence	Position with the Company and Date First Became a Director	Principal Occupation (5 preceding years unless otherwise indicated)	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Gordon Reykdal Edmonton, Alberta, Canada	Chairman and Chief Executive Officer February 23, 2001	Founder, Chairman and Chief Executive Officer of the Company.	3,583,700(4) 20.5%
William C. (Mickey) Dunn(2) (3) Calgary, Alberta, Canada	Director May 14, 2002	Chairman of Bellatrix Exploration, an oil and gas exploration company. Prior to the 2009 Arrangement of True Energy, a Director of Precision Drilling Inc.	750,000 4.3%
Edward C. McClelland(3) Burlington, Ontario, Canada	Director November 8, 2005	Chairman of TEC (The Executive Committee) Group 223 & 323, an organization of international CEO’s. Director of The Cash Store Australia Holdings Inc. since 2009.	29,500 0.2%
Robert J.S. Gibson, CD, ICD.D (2), (3) Calgary, Alberta, Canada	Director April 8, 2008	President of Stuart & Company Limited, a private investment firm, since 1973. Managing Director of Alsten Holdings Ltd. and a director of Precision Drilling Corporation.	10,000 0.1%
J. Albert Mondor, FCA, ICD.D (1) Edmonton, Alberta, Canada	Director April 8, 2008	Chair of Alberta Pension Services Corporation and also serves on the Board of Directors of Alberta Municipal Service Corporation and Cleankeys Inc.	14,825 0.1%
Ron Chicoyne, CFA, CF, ICD.D (1), (2) Calgary, Alberta, Canada	Director October 29, 2008	Founder & Managing Director of Links Capital Partners Ltd., an independent corporate finance firm.	8,450 0.0%

Name, Municipality of Residence	Position with the Company and Date First Became a Director	Principal Occupation (5 preceding years unless otherwise indicated)	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Michael M. Shaw, B.Comm (1)(2) Calgary, Alberta, Canada	Director October 29, 2009	Corporate Director and President of Amkco Inc. Spent 30 years with the ATCO group of companies in a variety of roles.	81,133 0.5%
Kevin Paetz Edmonton, Alberta, Canada	President and Chief Operating Officer, Canadian Operations	Chief Operating Officer, Canadian Operations since March 1, 2012. Prior to this, he spent seven years with DFC Global Corp. (Dollar Financial) in several leadership positions including: Vice President Acquisitions, Vice President of Operations, United Kingdom, and Vice President, Field Operations Canada.	Nil
Barret Reykdal Bowdon, United Kingdom	President and Chief Operating Officer, UK Operations	Chief Operating Officer of the Company’s UK operations since March 1, 2012. Prior to that he was the Chief Operating Officer of the Company since April 2005. Has held various positions with the Company since June 2001.	170,367 1.0%
Craig Warnock, FCMA Edmonton, Alberta, Canada	Chief Financial Officer	Chief Financial Officer of the Company since July 3, 2012. From August 2010 to July 2012 he was Executive Vice President and Chief Financial Officer of a private foreign exchange company. From May 2008 to May 2010 he served as Chief Financial Officer and Treasurer of the City of Edmonton.	Nil
Bill Johnson, CA Edmonton, Alberta, Canada	Senior Executive Vice President	Senior Executive Vice President since November 2008, prior to which President and CEO of Insta-Rent Inc., a public company listed on the TSX-V. Chief Financial Officer of the Cash Store Australia Holdings Ltd., a public company listed on the TSX-V	35,600 0.2%
Michael Thompson Edmonton, Alberta, Canada	Senior Vice President Corporate Affairs	Senior Vice President Corporate Affairs since February 2012, prior to which he was the Senior Vice President and Corporate Secretary since February 2008.	7,383 0.0%

Name, Municipality of Residence	Position with the Company and Date First Became a Director	Principal Occupation (5 preceding years unless otherwise indicated)	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Halldor Kristjansson Edmonton, Alberta, Canada	Senior Executive Vice President of Strategic Planning and Finance	Senior Executive Vice President of Strategic Planning and Finance since November 2010. Prior to joining the Company, he served as Group Co-Chief Executive Officer and Group Managing Director of a private Icelandic bank.	Nil
Cameron Schiffner Edmonton, Alberta, Canada	Senior Vice President, Canadian Operations	Senior Vice President, Canadian Operations since September 2012. Previously Senior Divisional Vice President of operations.	Nil

Notes

(1)	Member of Audit Committee.
(2)	Member of Corporate Governance and Nominating Committee.
(3)	Member of Compensation Committee.
(4)	3,222,635 of these shares are directly owned by 424187 Alberta Inc., a company controlled by Mr. Gordon Reykdal; 223,468 are held by Mr. Gordon Reykdal directly and 137,597 are held by Mr. Gordon Reykdal’s spouse.

To the best of the knowledge of the Board of Directors and executive officers of the Company, the following are existing or potential material conflicts of interest between directors or executive officers and the Company, its subsidiaries and entities that the Company holds significant influence:

•	A member of the immediate family of Mr. Michael M. Shaw advanced funds to a privately held syndicate that acted as a third-party lender prior to the acquisition of the consumer loans portfolio on January 31, 2012. As part of the acquisition of the consumer loans portfolio on January 31, 2012, $23.9 million of the total purchase consideration was paid to this syndicate. To the knowledge of management and the Board of Directors of the Company, neither Mr. Michael Shaw nor his immediate family held an ownership interest in the syndicate.

•	Mr. Gordon Reykdal, Mr. S. William Johnson and Mr. Edward C. McClelland are currently on the Board of Directors of The Cash Store Financial Australia Holdings Inc., a company in which the Company has an investment as described above in "Principal Markets and Foreign Operations";

•	Mr. Gordon Reykdal and Mr. S. William Johnson are currently on the Board of Directors of RTF Financial Holdings Inc., a company in which the Company has an investment as described above in "Principal Markets and Foreign Operations";

•	Mr. S. William Johnson is the Chief Financial Officer of The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc.;

•	Mr. Barret J. Reykdal is the son of Mr. Gordon Reykdal;

•	Mr. Cameron Schiffner is the son-in-law of Mr. Gordon Reykdal.

•	A privately held entity that acts as third-party lender is controlled by an individual who is a member of the immediate family of Cameron Schiffner.

•	A member of management of The Cash Store Australia Holdings Inc. is an immediate family member of Cameron Schiffner. This individual is also a member of management of the third-party lender described in the previous point and the agreement to acquire a portfolio of consumer loans for consideration of $45.5 million was signed on behalf of the third-party lender by the individual.

•	Mr. Bruce Hull is a director of The Cash Store Australia Holdings Inc. and also controls an entity that acts as a third-party lender.

B.	Compensation

Officer Compensation

Base Salary

Base salaries are established with reference to position and responsibilities, the individual’s contribution, experience and seniority and competitive market data. Base salaries are reviewed annually and adjusted if appropriate.

Bonus Program

The purpose of this component of compensation is to reward the executives and the associates for their contribution to the success of the business. Bonuses are paid out monthly and from time to time special bonuses may be paid for performance in connection with specific projects or objectives. Cash Store Financial’s operations and financial results form the basis for the bonuses paid on a monthly basis. In addition, each senior executive’s contribution to the success of the business is considered, including achievement of objectives such as cost controls, strategic imperatives, risk management and enhancement of corporate reputation. Financial metrics in the objectives are largely set based on targets that meet or exceed the annual budget approved by the Board of Directors. Partially meeting objectives would result in a reduced award.

The specific performance metrics used by the Company to determine bonus payouts are not publicly disclosed. The Company believes that disclosure of these performance metrics, including various supporting indices and benchmarking and standards, would prejudice the Company’s interests in the market in which the Company operates. By disclosing these metrics the Company’s competitors would be aware of how employees are compensated and at what thresholds branches are considered profitable.

The Compensation Committee approves executive bonuses plus the bonus plan for all associates. The bonus program has not changed since fiscal 2009.

Benefits Program

The benefits programs include a mixture of group retirement savings plan contributions, core life insurance, core disability income replacement, executive healthcare spending accounts and automobile allowances. The benefits programs available to each executive are established with reference to position and responsibilities, the individual’s contribution, experience and seniority and competitive market data.

Cash Store Financial provides executives with enhanced financial protection through a portfolio of individual life insurance, disability insurance, and an executive health care spending account. The insurance products and services are listed in the summary below as an overview.

i)	Core Life Insurance - Under the group life insurance policy with Great West Life, executives are covered for 5 times their annual earnings up to a maximum of $500,000 without medical evidence. This benefit is reduced by 50% when the executive becomes 65 and terminates at age 70. The life insurance is term insurance, with no cash value, and rates are adjusted annually by the insurer. Upon termination from Cash Store Financial, within 30 days, the executive has to ability to convert up to $200,000 of his or her group life insurance to an individual policy without providing medical evidence. This policy would be priced based on the executive’s age, smoking and health status and the premium would be paid by the executive.

Under the Executive Benefit program the executive has an online health care spending account funded by Cash Store Financial. The core benefits within this program are a $250,000 guaranteed issue life policy with guaranteed premiums to age 65 and guaranteed issue disability insurance of $1500/month with guaranteed discounts and pricing to age 65. The executive is able to utilize any additional health spending account room to buy additional insurance and/or fund medical expenses that are not covered under the group benefit program.

ii)	Core Disability Income Replacement - professional plan which provides monthly income benefits upon suffering a disability that impairs the insured from performing the duties of his or her regular occupation. Premium rates and discounts are guaranteed to age 65. Coverage includes significant upgrades not included in group long-term disability plans such as the addition of partial/residual disability benefits, return-to-work assistance, recovery benefits and optional renewal of the policy should they choose to work full-time past age 65.

iii)	Executive Health Care Spending Account - a sophisticated healthcare spending account that can be used to fund eligible non-insured healthcare costs. Cash Store Financial has provided a contribution to cover the insurance premium of this program. Whatever cash is left over can be used at the executive’s discretion within specific restrictions. For example, they may purchase additional insurance products to meet their personal needs, or keep the additional cash to fund uninsured medical expenses such as orthodontia.

Stock Option Based Awards

The Company has longer term incentive plans in the form of stock options (“Options”), which are designed to reward executives and key employees for their contribution to the financial success of Cash Store Financial, and to encourage and motivate them to create shareholder value. Participation in these incentive plans is limited to executive and other associates whose roles and responsibilities directly influence the success of the Company and those associates who management have identified as having long-term succession potential. The Company has adopted a stock option plan which is described under Exhibit 2.1 Share Option Plan of this annual report.

Summary Compensation Table

The following table contains information for the three most recently completed annual fiscal periods (years ended September 30, 2012 and September 30, 2011 and fifteen months ended September 30, 2010) regarding the compensation paid to or earned by the Company’s CEO, CFO and the three other most highly compensated officers who served as executive officers of the Company (the “Named Executive Officers”) in respect of the twelve months ended September 30, 2012.

					Non-equity incentive plan compensation
Name and Principal Position	Fiscal Period		Salary ($)	Share Based Awards ($)	Option Based Awards (7) ($)	Annual Incentive Plans ($)	Long- term Incentive Plans ($)	Pension Value ($)	Other Compen -sation(2) ($)	Total Compensation ($)
Gordon J. Reykdal	2012		200,000	Nil	Nil	228,023	Nil	Nil	16,111	444,134
Chairman and	2011		200,000	Nil	Nil	929,247	Nil	Nil	55,523	1,184,770
Chief Executive	2010	(1)	250,000	Nil	Nil	1,978,116	Nil	Nil	68,068	2,296,184
Officer (3) (4)
Craig Warnock Chief Financial Officer (incoming)	2012		75,000	Nil	3,420	12,962	Nil	Nil	11,587	102,969
Nancy Bland	2012		190,308	Nil	18,835	15,533	Nil	Nil	9,500	234,176
Chief Financial	2011		250,000	Nil	25,801	63,335	Nil	Nil	17,860	356,996
Officer (outgoing)	2010	(1)	276,923	Nil	104,739	129,607	Nil	Nil	16,000	527,269
Kevin Paetz President and Chief Operating Officer	2012		113,707	Nil	13,148	125,145	Nil	Nil	14,742	266,742
Barret J. Reykdal (5)	2012		207,560	Nil	28,102	71,241	Nil	Nil	10,674	317,577
President and	2011		175,000	Nil	29,767	311,443	Nil	Nil	34,937	551,147
Chief Operating	2010	(1)	215,385	Nil	45,144	468,890	Nil	Nil	36,486	765,905
Officer UK Operations
Cameron	2012		155,000	Nil	9,367	110,472	Nil	Nil	21,377	296,216
Schiffner (6)	2011		158,846	Nil	11,030	77,290	Nil	Nil	15,039	262,205
Senior Vice	2010	(1)	184,615	Nil	28,934	168,881	Nil	Nil	4,476	386,906
President

Notes:

(1)	Salaries and bonuses for 2010 are reflective of a 15 month period due to the change in fiscal year from June 30 to September 30.
(2)	The amounts shown as other compensation are for RRSP contributions, car allowance, vehicle lease payments and/or executive health care benefits.
(3)	Mr Gordon J. Reykdal is a director of the Company and does not receive compensation for his role as a director
(4)	All amounts shown reflect annual service fees paid by the Company to 424187 Alberta Inc., a company controlled by Mr. Gordon Reykdal, in connection with executive services provided by Mr. Reykdal.
(5)	Mr. Barret J. Reykdal is the son of Mr. Gordon J. Reykdal, the Company’s Chairman and CEO.
(6)	Mr. Cameron Schiffner is the son-in-law of Mr. Gordon J. Reykdal, the Company’s Chairman and CEO.
(7)	The Company used the Black-Scholes pricing model as the methodology to calculate the grant date fair value, and relied on the following key assumptions and estimates for each calculation: (i) risk free interest rate of 1.4% (1.6% - 2011, 1.7% - 2010); (ii) expected dividend yield of 6.4% (3.7% - 2011, 3.4% - 2010); (iii) expected volatility of 50.3% (39.0% - 2011, 52.8% - 2010); and (iv) an expected term of three years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

Incentive Plan Awards

The following table contains information for outstanding share-based awards and option-based awards of the Company’s Named Executive Officers at September 30, 2012:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Gordon J. Reykdal	Nil	Nil	Not Applicable	Nil	Nil	Nil	Nil
Craig Warnock	50,000	6.00	July 3, 2017	Nil	Nil	Nil	Nil
Nancy Bland	70,000	3.39	November 6, 2012	155,400	Nil	Nil	Nil
Nancy Bland	20,000	10.30	November 17, 2014	Nil	Nil	Nil	Nil
Kevin Paetz	100,000	5.85	March 1, 2019	Nil	Nil	Nil	Nil
Barret J. Reykdal	30,000	10.30	November 17, 2014	Nil	Nil	Nil	Nil
Cameron Schiffner	10,000	10.30	November 17, 2014	Nil	Nil	Nil	Nil

The following table contains information for incentive plan award value vested or earned during the year ended September 30, 2012 for the Company’s Named Executive Officers:

	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gordon J. Reykdal	Nil	Nil	228,023
Craig Warnock	Nil	Nil	12,962
Nancy Bland	Nil	Nil	15,533
Kevin Paetz	Nil	Nil	125,145
Barret J. Reykdal	Nil	Nil	71,241
Cameron Schiffner	Nil	Nil	110,472

Termination and Change of Control Benefits

The Company has contracts with its Named Executive Officers containing the following termination and change of control benefits:

Gordon J. Reykdal

The Company and 424187 Alberta Ltd. (“424187”), a company controlled by Mr. Gordon J. Reykdal, Chairman and CEO of the Company, executed a Services Agreement in January 2002 in connection with executive services to be provided to the Company by Mr. Gordon J. Reykdal. Under this agreement, 424187’s services under this agreement may be terminated: (i) by the Company for cause; or by 424187 upon not less than three months written notice to the Company; (ii) or by the Company at any time upon written notice to 424187; (iii) or by the Company, if Reykdal has failed to provide services due to disability for 90 days in any 365 day period, subject to applicable human rights legislation. If the services of 424187 are terminated by the Company, other than for cause, the Company shall pay to 424187 a termination payment, on or before the last day that services are provided (the “Termination Date”), a lump sum cash amount equal to the total of: (i) thirty-six (36) months fixed service fees at the Termination Date; and (ii) three times the average amount payable to 424187 by the Company as performance bonus (whether or not deferred) in respect of the three fiscal years ended prior to the Termination Date (provided that, prior to the completion of three fiscal years such amount shall be the average of performance bonus amounts paid to that date).

Kevin Paetz

The termination clause in Mr. Kevin Paetz’s employment agreement is as follows: “The employer may terminate the employee at any time without cause, by prior written notice given to the employee. In the event of the termination of the employee’s employment pursuant to this subsection, the employer shall provide the employee with one month of notice for each year of service with the employer, with the minimum notice being twelve months. In lieu of notice of termination of employment, the employer shall pay to the employee: an amount equal to one times the employee’s average monthly compensation, the cash equivalent of all employee benefits to which the employee would have received or which would have been available to the employee for twelve months, an aggregate amount equal to the employee’s salary, if unpaid, up to and including effective time of termination, and vacation pay for any accrued but unused vacation, any outstanding amounts previously earned which remain unpaid in any incentive plan in which the employee participates, and any stock options which would vest in favour of the employee on the next anniversary dates but for the termination shall be vested”.

Barret J. Reykdal

The termination clause in Mr. Barret Reykdal’s employment agreement is as follows: “The employer may terminate the employment of the employee hereunder at any time without cause, by prior written notice given to the employee. In the event of the termination of the employee’s employment pursuant to this subsection, the employer shall pay to the employee: an aggregate amount equal to his salary, if unpaid, up to and including the effective time of termination; an amount equal to one times the employee’s average monthly compensation based on the previous three months’ compensation, with an overall minimum of twelve times the employee’s average monthly compensation based on the previous three months’ compensation; and the present worth of all employee benefits as herein referred to which the employee would have received, or which would have been available to the employee, for a period of twelve months if termination occurs within six months of the commencement of the term, otherwise twelve months to an overall maximum of twelve months from the effective date of termination.”

Craig Warnock

The termination clause in Mr. Craig Warnock’s employment agreement is as follows: “The employer may terminate the employment of the employee hereunder at any time without cause, by prior written notice given to the employee. In the event of the termination of the employee’s employment pursuant to this subsection, the employer shall provide the employee with one month of notice for each year of service with the employer, with the minimum notice being twelve months. In lieu of notice of termination of employment, the employer shall pay to the employee: an amount equal to one times the employee’s average monthly compensation, the cash equivalent of all employee benefits to which the employee would have received or which would have been available to the employee for twelve months, an aggregate amount equal to the employee’s salary, if unpaid, up to and including effective time of termination, and vacation pay for any accrued but unused vacation, any outstanding amounts previously earned which remain unpaid in any incentive plan in which the employee participates, and any stock options which would vest in favour of the employee on the next anniversary dates but for the termination shall be vested”.

Nancy Bland

The termination clause in Ms. Bland’s employment agreement is as follows: “The employer may terminate the employment of the employee hereunder at any time without cause, by prior written notice given to the employee. In the event of the termination of the employee’s employment pursuant to this subsection, the employer shall pay to the employee: an aggregate amount equal to her salary, if unpaid, up to and including the effective time of termination; an amount equal to one times the employee’s average monthly compensation based on the previous three months’ compensation, with an overall minimum of nine times the employee’s average monthly compensation based on the previous three months’ compensation; and the present worth of all employee benefits as herein referred to which the employee would have received, or which would have been available to the employee, for a period of nine months if termination occurs within six months of the commencement of the term, otherwise nine months to an overall maximum of nine months from the effective date of termination.”

Board of Director Compensation

In conducting its annual benchmarking of compensation, the Compensation Committee considers the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies of similar size and profitability. After reviewing the market data and applying the compensation principles adopted by the Corporation, the Compensation Committee makes its recommendations to the Board of Directors. Total compensation received by the Company’s directors for the year ended September 30, 2012 is outlined in the table below.

Board of Directors Member	Fees earned ($)	Option Based Awards ($)	Share Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	Other Compensation ($)	Total $
J. Albert (Al) Mondor (Audit Committee Chair and Lead Director)	130,500	80,197	Nil	Nil	Nil	Nil	210,697
William C. (Mickey) Dunn (Compensation Committee Chair )	106,700	80,197	Nil	Nil	Nil	Nil	186,897
Robert J.S. Gibson (Governance Committee Chair)	98,850	80,197	Nil	Nil	Nil	Nil	179,047
Ron Chicoyne	128,500	80,197	Nil	Nil	Nil	Nil	208,697
Edward C. McClelland	83,200	80,197	Nil	Nil	Nil	Nil	163,397
Michael Shaw	92,500	88,006	Nil	Nil	Nil	Nil	180,506

None of the other directors of the Company were compensated for services rendered to the Company in any other capacity during the fiscal year ended September 30, 2012.

Standard Compensation Arrangements

Directors are compensated for their services through a combination of annual retainers and Options. For the fiscal year ended September 30, 2012, each director, excluding Mr. Gordon Reykdal who is an officer of the Company, was paid a retainer of $60,000. Additional annual retainer fees were also paid to directors who served as committee chairs. The Company’s lead director and Audit Committee chair incumbent (both positions were held by the same individual) was paid an additional annual retainer of $45,000 ($15,000 for audit committee chair, and $30,000 for lead director). The Compensation Committee Chair, and Corporate Governance and Nominating Committee Chair were each paid an additional retainer of $10,000. As of April 1, 2011, directors are additionally compensated for being a committee member with an annual retainer of $5,000 for the Compensation Committee, Corporate Governance and Nominating Committee and Audit Committee. Mr. Ron Chicoyne received special committee fees of $24,000 related to the Company’s private placement of senior secured notes in January 2012. For personal attendance at scheduled meetings, directors are also paid a stipend of $1,500 per meeting ($850 if attending by telephone or $1,500 for special telephone meetings). For the fiscal year ended September 30, 2012, each director that was not an employee was granted 25,000 options.

Directors who are employees receive no additional compensation for serving on the Board of Directors or its committees.

Incentive Plan Awards

The following table contains information for outstanding share-based awards and option-based awards of the Company’s directors at September 30, 2012:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
J. Albert (Al) Mondor	25,000	4.45	April 9, 2013	29,000	Nil	Nil	Nil
	25,000	7.25	June 29, 2014	Nil
	25,000	16.87	June 25, 2015	Nil
	25,000	13.09	July 12, 2016	Nil
	25,000	5.87	August 14, 2017	Nil
William C. (Mickey) Dunn	25,000	5.40	August 27, 2013	5,250	Nil	Nil	Nil
	25,000	7.25	June 29, 2014	Nil
	25,000	16.87	June 25, 2015	Nil
	25,000	13.09	July 12, 2016	Nil
	25,000	5.87	August 14, 2017	Nil
Robert J.S. Gibson	25,000	4.45	April 9, 2013	29,000	Nil	Nil	Nil
	25,000	7.25	June 29, 2014	Nil
	25,000	16.87	June 25, 2015	Nil
	25,000	13.09	July 12, 2016	Nil
	25,000	5.87	August 14, 2017	Nil
Ron Chicoyne	25,000	4.45	April 9, 2013	29,000	Nil	Nil	Nil
	25,000	7.25	June 24, 2014	Nil
	25,000	16.87	June 25, 2015	Nil
	25,000	13.09	July 12, 2016	Nil
	25,000	5.87	August 14, 2017	Nil
Edward C. McClelland	8,333	5.40	August 27, 2013	5,250	Nil	Nil	Nil
	16,667	7.25	June 29, 2014	Nil
	25,000	16.87	June 25, 2015	Nil
	25,000	13.09	July 12, 2016	Nil
	25,000	5.87	August 14, 2017	Nil
Michael Shaw	25,000	9.96	October 29, 2014	Nil	Nil	Nil	Nil
	25,000	16.87	June 25, 2015	Nil
	25,000	13.09	July 12, 2016	Nil
	25,000	5.87	August 14, 2017	Nil

The following table contains information for incentive plan award value vested or earned during the year ended September 30, 2012 for the Company’s directors:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
J. Albert (Al) Mondor	Nil	Nil	Nil
William C. (Mickey) Dunn	Nil	Nil	Nil
Robert J.S. Gibson	Nil	Nil	Nil
Ron Chicoyne	Nil	Nil	Nil
Edward C. McClelland	Nil	Nil	Nil
Michael Shaw	Nil	Nil	Nil

C.	Board of Director Practices

Board of Directors are re-elected at the annual general meeting of the Company’s shareholders. Each of the current directors will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or applicable laws and regulations.

There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Audit Committee

Audit Committee’s Charter

The Company’s Audit Committee charter sets out its roles and objectives, responsibilities and duties, and membership standards for reporting to the Company’s Board of Directors. A copy of the charter is attached hereto as Exhibit 1.1 and is incorporated by reference into this Form 20-F.

Composition of the Audit Committee

The Company’s Board of Directors has a separately-designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the “Exchange Act”). The Company’s Audit Committee is composed of J. Albert Mondor, Michael Shaw and Ron Chicoyne, all of whom, in the opinion of the Company’s Board of Directors, are independent and financially literate. Each member of the Audit Committee is “financially literate” within the meaning of applicable Canadian securities laws.

1.	Albert Mondor, FCA, ICD.D (Chairman of the Audit Committee)

Mr. Mondor is a Fellow of Chartered Accountants and holds the ICD.D designation of the Institute of Corporate Directors. Currently, he is Chair of the Alberta Pension Services Corporation which administers contributions, transfers and pension payments on behalf of nine Alberta public sector pension plans. He also serves on the Board of Directors of Alberta Municipal Service Corporation and Cleankeys Inc. Until his retirement from public practice, he was a partner with Grant Thornton LLP where he held positions as senior audit partner and managing partner in its Edmonton practice.

2.	Ron Chicoyne, CFA, CF, ICD.D

Mr. Chicoyne holds a Chartered Financial Analyst designation, Corporate Finance Qualification, Institute of Corporate Directors designation and received his Bachelor of Commerce (Honours) degree from the University of Manitoba. He is the founder and Managing Director of Links Capital Partners Ltd., a boutique corporate finance firm. Prior to this, he was a partner and director of the private equity firm, Mercantile Bancorp Limited.

3.	Michael Shaw, B.Comm.

Mr. Shaw graduated from Queen’s University with a Bachelor of Commerce (Honours) degree and currently serves on four other Boards of Directors. Over 30 years with the ATCO Group of companies, Mr. Shaw held a wide variety of positions including Managing Director, Global Enterprises (responsible for the activities of 6 non-regulated companies operating in various locations around the globe).

Audit Committee Financial Expert

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee. The Company’s Board of Directors has determined that J. Albert Mondor is an audit committee financial expert and is independent (as defined under Rule 10A-3 of the Exchange Act and Section 303A.06 of the New York Stock Exchange’s Listed Company Manual).

The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Company’s Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or the Board of Directors.

Pre-approval Policies and Procedures

As part of the Company’s corporate governance structure, the Audit Committee annually reviews and approves the terms and scope of the auditor’s engagement. To further ensure that the independence of the auditors is not compromised, Company policy requires that the Audit Committee also pre-approve all significant engagements of the auditors for non-audit services and monitor all other engagements.

In addition, all non-audit service engagements, regardless of the cost estimate, are required to be coordinated by the Company’s Chief Financial Officer, or a designate, to further ensure that adherence to this policy is monitored. All non-audit service engagements must also be reported to the Audit Committee on a quarterly basis.

External Audit Fees by Category

KPMG has served continually as the Company’s external auditor since January 2002. The following table lists the fees billed by KPMG, by category, during the last two fiscal years:

	Year ended September 30, 2012	Year ended September 30, 2011
Audit fees	$638,250	$397,000
Audit-related fees	$510,450	$217,700
Tax fees	$3,600	$12,700
Other fees	Nil	Nil
Total fees	$1,152,300	$627,400

Audit Fees - Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements and the review of the Company’s interim financial statements.

Audit-related Fees - Audit-related fees were paid for assurance and related services that are related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. These services consisted of special attest services as required by various government entities, services provided in relation to foreign investments and services in respect of special transactions.

Tax Fees - Tax fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services consisted of the review of a goods and services tax re-assessment.

Compensation Committee

When determining the compensation of Cash Store Financial’s senior executive officers, including the Named Executive Officers defined below, the compensation committee of the Board of Directors (the “Compensation Committee”) considers the objectives of: (i) recruiting and retaining the executives and senior management critical to the success of Cash Store Financial and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of Cash Store Financial; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of base salary, performance-based bonus and long-term incentive in the form of Options. The Compensation Committee reviews the link between total compensation and company profitability within all executive level roles to help ensure compensation policies and practices are in line with Company health and profitability and to reduce overall risk as it pertains to the Company’s compensation policies and practises.

The compensation of the Company’s Chairman and CEO, Gordon J. Reykdal, was established in January 2002 pursuant to a service agreement which was approved by the Board of Directors at the time. This agreement was updated and approved by the Compensation Committee in February 2006 with no material changes. Under the terms of this agreement, Mr. Reykdal is entitled to an annual service fee of $200,000 and a performance bonus based on 5% of the pre-tax profits of the Company.

The base salary for each of the other executive officers of the Company is determined by an assessment of such executive officer’s performance, a consideration of competitive compensation levels in companies similar to the Company, and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance. Executive officers and employees involved in operations are eligible for bonuses based on: (i) business growth; and (ii) a percentage of the pre-tax profits earned by their area of responsibility. Administrative officers and employees are eligible for a bonus based on a percentage of their base salary taking into consideration their personal performance and the corporate financial performance.

The Compensation Committee takes an active role in establishing and monitoring compensation for executive officers that are related to Gordon J. Reykdal, the Company’s Chairman and CEO. Mr. Reykdal’s son, Barret J. Reykdal, is the President and Chief Operating Officer of the Company’s United Kingdom Operations and Mr. Reykdal’s son-in-law, Cameron Schiffner, is the Senior Vice President of Operations for the Company.

The Company’s compensation philosophy for executive officers is based on four fundamental objectives:

-	to provide compensation packages that encourage profitability, and motivate and reward performance;

-	to foster a sense of teamwork and fairness;

-	to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and

-	to align the interests of its executive officers with the long-term interests and health of the Company and its shareholders.

When determining individual compensation levels for the Company’s senior executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Company, recommendations of the CEO and his assessment of: (i) the individual performance and contribution made by each senior executive officer to the success of the Company with reference to financial performance and achievement of corporate objectives; (ii) the responsibilities of each executive officer, including leadership and mentoring; (iii) the expertise and length of service of each senior executive officer; and (iv) industry comparables.

The following describes the Compensation Committee members and their relevant experience:

William C. (Mickey) Dunn (Chair)

Professional Experience:

•     President Cardium Service and Supply from 1981 to 1999

•     President Colorado Silica Sand Inc.  from 1989 to 1996

•     President of many affiliated companies to above located throughout the world.

Board of Directors Experience:

•     Cash Store Financial director since 2002 - current Compensation Committee Chair and Member of the Corporate Governance and Nominating Committee

•     Bellatrix Exploration Inc. (& predecessor company True Energy Trust Inc.) (TSX, NYSE)  – Chairman from 2000-present

o     Audit Committee

o     Governance Committee

o     Compensation Committee

•     Vero Energy Inc. Director from 2005 to 2009

o     Audit Committee

o     Governance Committee

•     Precision Drilling Corp. (TSX, NYSE) Director from 1992 to 2011

o     Audit Committee

o     Compensation Committee

o     Governance   Committee

•     Tesco  (TSX, Nasdaq) Director from 1986 to 1993

Edward C. McClelland

Professional Experience:

•     President of Borg Warner Acceptance International Corporation from 1982 to 1989

•     CEO of Borg Warner Acceptance Corporation, Canada from 1982 to 1989

•     President of Transamerica Commercial Finance from 1988 to 1991

•     Senior Vice President of CIBC Finance 1992 to 1995

Board of Directors Experience:

•     Cash Store Financial (TSX, NYSE), from 2005 to present

o     Compensation Committee Member

•     Cash Store Australia Holdings Inc. (TSX-V), from 2009 to present

•     Bauman McKay Insurance (insurance brokerage company) board member from 1983 to 1986

•     Duro Electric (manufactured commercial lighting) board member from 1983 to 1985

General Experience:

Extensive executive and senior management leadership experience in a variety of industries. Specific experience in compensation includes training and utilization of the Hay Management System of compensation and job evaluation.

Robert J. S. Gibson

Professional Experience:

•     Over forty years of experience and a senior manager in real estate development and management, oil & gas service industry, entertainment facilities industry and various agricultural enterprises

•     Stuart & Company Limited, Private Company, from 1976 to present

o     President and CEO

•     Alsten Holdings Ltd., Private Company, from 1982 to present

o     Managing Director

Listed Company or Trust Board of Directors Experience (Directorships):

•     Cash Store Financial (TSX, NYSE), from 2008 to present

o     Compensation Committee Member

o     Governance and Nominating Committee – Chair

•     Precision Drilling Corp. (TSX, NYSE) from 1996 to present,

o     Corporate Governance Committee Member

o     Audit Committee Member

•     Precision Drilling Trust (TSX) from 2005 to 2010

o      Trustee

•     United Inc. (TSX) from 1998 to 2001

o     Audit Committee Chair

•     International Utility Structures Inc. (TSX) from 1991 to 2003

o     Audit Committee Chair

•     Canadian Real Estate Investment Trust (TSX) from 1997 to 2005

o     Investment Committee

o     Corporate Governance Committee

Executive Compensation Process

Each year, the CEO and the VP of Human Resources review and make a report to the Compensation Committee which includes:

(i)	a general review of the Company’s operations for the year;

(ii)	the annual competitive market review;

(iii)	a review of summary financial results;

(iv)	a summary of senior executive compensation for the preceding year(s);

(v)	the performance of the senior executives’ over the past year; and

(vi)	compensation data concerning the most senior associates of the Company.

Taking into consideration the information provided above, the CEO makes recommendations to the Compensation Committee on the executives’ compensation packages. The Compensation Committee meets to consider these recommendations and also to review compensation for the CEO.

No fees have been paid in respect of services related to determining executive compensation for any director or executive officer of the Company in the past two fiscal years.

Annual Competitive Market Reviews

The CEO and Compensation Committee are regularly provided with market data, including a comparison of the monetary compensation to a representative sample of Canadian and American financial services and retail public companies, taking into consideration a range of market capitalization. The most recent Board of Directors’ compensation review and subsequent report was performed by an independent consulting firm of Western Management Consultants (the “Consulting Firm”) on April 7, 2011 and the recommendations were accepted approved by the Compensation Committee on April 26, 2011 and subsequently by the Board of Directors on April 27, 2011. The review included the following components:

(i)	conducted individual meetings with the VP of Human Resources in order to gather information related to the roles and responsibilities, as well as a personal perspective on the strengths and weaknesses, of the Company’s current performance measures and competitive position with respect to compensation practices;

(ii)	gathered current and historical compensation information about the Company’s compensation philosophy and strategy, and reviewed all existing elements of compensation for the Named Executive Officers; and

(iii)	researched other similarly situated companies as potential sources of market data. In order to gather relevant market data for consideration by the Compensation Committee, the Consulting Firm reviewed comparable positions at the following organizations:

•	Advance America/Cash Advance Centers Inc.	•	North American Energy Partners Inc.
•	ATB Financial	•	Precision Drilling Corporation
•	Canadian Western Bank	•	QC Holdings Inc.
•	DFC Global Corp.	•	Stantec
•	Easyhome Ltd.	•	The Brick Group Income Fund
•	Ezcorp Inc.	•	Metlife Inc.

The Consulting Firm also utilized a secondary source of director compensation, specifically for Canadian companies which contrasts equity boards against income trust boards. This report is entitled “Corporate Board Governance and Director Compensation in Canada – A Review of 2010” prepared by Korn/Ferry International in partnership with Patrick O’Callaghan and Associates. The Consulting Firm also reviewed an analysis provided by the Company of the share options program, from which they utilized the per year valuation of options based on the Black – Scholes valuation process.

The Consulting Firm has not provided any other services to Cash Store Financial in the last thirty six months

D.	Employees

The following presents a breakdown of the number of employees of the Company as at the end of each of the last three financial periods:

	September 30, 2010	September 30, 2011	September 30, 2012
Canada	2,192	2,157	1,781
United Kingdom	16	17	182
Total	2,208	2,174	1,963

E.	Share Ownership

See Item 6.A and Item 6.B above.

Stock Option Plan Information

The Company’s stock option plan (the “Share Option Plan”) was approved on February 8, 2011. All Options granted since approval by the Shareholders have and will be granted pursuant to the Share Option Plan. As at September 30, 2012, the aggregate maximum number of Cash Store Financial Shares reserved for issuance for all purposes under the Share Option Plan and all other share compensation arrangements was 1,790,735 Cash Store Financial Shares (which represented 10.3% of the issued and outstanding Cash Store Financial Shares as at the date of approval). As of the date hereof, there are 1,069,236 Options outstanding under the Share Option Plan (which represents 6.1% of the issued and outstanding Cash Store Financial Shares) and 1,866,501 Options (which represents 10.7% of the issued and outstanding Cash Store Financial Shares) available to be granted under the Share Option Plan. Cash Store Financial Shares in respect of which Options are not exercised shall become available for the grant of subsequent Options under the Share Option Plan. The maximum number of Cash Store Financial Shares which, at any time, may be reserved for issuance to “insiders” of Cash Store Financial under the Share Option Plan or any other share compensation arrangement cannot exceed 10% of the Cash Store Financial Shares outstanding. Additionally, the maximum number of Cash Store Financial Shares which, within any one year period, may be reserved for issuance to “insiders” under the Share Option Plan, or any other share compensation arrangement, cannot exceed 10% of the Cash Store Financial Shares outstanding. No fractional Cash Store Financial Shares may be purchased or issued under the Share Option Plan.

The Board of Directors, the Compensation Committee, or another committee appointed for such purposes by the Board of Directors, may from time to time grant to directors, officers, employees and consultants of the Company or any subsidiary of the Company, as well as any management company providing services to the Company or any subsidiary (collectively, the “Eligible Persons”), Options in such numbers, for such terms, and at such exercise prices, as may be determined. The Board of Directors has the authority under the Share Option Plan to establish the Option price at the time each Option is granted; however, the Option price may not be lower than the closing price of the Cash Store Financial Shares as traded on the TSX on the last trading day preceding the date on which the Option is approved by the Board of Directors (the “Market Price”). Options granted under the Share Option Plan must be exercised no later than 10 years after the date of grant. Options are not transferable other than by will or the laws of dissent and distribution and may be exercised during the lifetime of the optionee only by the optionee.

Unless the Board of Directors determines otherwise at the time of the grant, during each 12-month period from the date of the grant of the Option, within the first three years of the grant, the optionee may take up not more than one-third of the Cash Store Financial Shares covered by the Option, with the first one-third of the Cash Store Financial Shares covered by the Options being exercisable immediately during the first 12-month period following the grant thereof; provided, however, that if the number of Cash Store Financial Shares taken up under the Options during any such 12-month period is less than the amount of the Cash Store Financial Shares that are subject to the Options which have then vested, the optionee shall have the right, at any time, or from time to time during the remainder of the term of the Options, to purchase such number of Cash Store Financial Shares subject to the Options which were purchasable, but not purchased by him or her during such 12-month period.

If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee’s Options within one year after the date of the optionee’s death but only up to and including the original option expiry date.

The Company provides no financial assistance to facilitate the purchase of Cash Store Financial Shares to directors, officers, employees or consultants who hold options granted under the Share Option Plan. Subject to corporate and other applicable laws, the Company may permit an optionee to elect to pay the Option price by authorizing a third party to sell Cash Store Financial Shares (or a sufficient portion of such Cash Store Financial Shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Option price and any tax withholding resulting from such exercise. In addition, the Option price for Cash Store Financial Shares purchased under an Option may be paid either singly, or in combination with one or more of the alternative forms of payment, or such other consideration as the Board  of Directors may permit.

The Share Option Plan provides that in the event of a Change of Control, all options outstanding shall be immediately exercisable. A “Change of Control” means the occurrence of any one or more of the following events:

(i)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company; or

(ii)	the acquisition, or acquisition of control by any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) of Cash Store Financial Shares (including without limitation, the right to vote or direct the voting) which, when added to the Cash Store Financial Shares owned of record or beneficially by the Acquiror to which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or direct the casting of 30% or more of the votes attached to all of the Company’s outstanding voting shares which may be cast to elect directors of the Company or the successor Company (regardless of whether a meeting has been called to elect directors).

A copy of the Share Option Plan is attached hereto as Exhibit 2.1 and is incorporated by reference into this Form 20-F.

ITEM 7.	Major shareholders and related party transactions

A.	Major Shareholders

Ownership of the Company’s securities are recorded on the books of its transfer agent in registered form, however the majority of such shares are registered in the name of intermediaries such as brokerage firms and clearing houses on behalf of their respective clients and in general the Company does not have knowledge of the beneficial owners thereof, except for the beneficial ownership by officers and directors of the Company. The Company is not directly or indirectly owned or controlled by another corporation or entity or by any foreign government.

The following table sets forth entities and individuals known to the Company to hold a voting interest of more than five percent (5%) of common shares issued and outstanding as of the filing date of this form:

Name	Number of Common Shares		Percentage of Outstanding Common Shares
Mr. Gordon J. Reykdal	3,583,700	(1)	20.4%
Coliseum Capital Management, LLC	2,634,678	(2)	15.0%
Beutel, Goodman & Co. Ltd.	1,885,600	(3)	10.8%
Stonerise Capital Management, LLC	1,171,323	(4)	6.7%

Notes:

(1)	These Cash Store Financial Shares are directly owned by Mr. Gordon J. Reykdal (223,468 Shares), Mr. Reykdal’s spouse (137,597 Cash Store Financial Shares) and 424187 Alberta Inc. (3,222,635 Cash Store Financial Shares), a company beneficially owned by Mr. Reykdal’s spouse and of which Mr. Reykdal is the President and Chief Executive Officer.
(2)	Mr. Adam Gray and Mr. Christopher Shackelton share dispositive and voting power over these common shares. The amount of common shares shown is as of September 30, 2012, the date of the most recent Schedule 13F filed with the SEC.
(3)	As described in Schedule 13G filed on January 17, 2013, all of the shares reported are owned by investment advisory clients of Beutel Goodman & Co Ltd. In its role as investment adviser, Beutel Goodman & Co Ltd. has voting and dispositive power with respect to these shares.
(4)	Stonerise Capital Partners Master Fund, L.P. (“SCPMF”) holds directly 1,086,123 common shares of the Company. Stonerise Capital Management, LLC is the sole general partner of SCPMF. As a result, Stonerise Capital Management, LLC may be deemed to be the beneficial owner and to share the voting and dispositive power of the common shares held by SCPMF. The amount of common shares shown is as of September 30, 2012, the date of the most recent Schedule 13F filed with the SEC.

There have been no significant changes in shareholdings of officers and directors of the Company for the past three financial years.

Based on publicly available information the following significant changes in the percentage ownership of major shareholders of the Company occurred during the past three years:

•	On November 24, 2010 Stonerise Capital Management, LLC filed a Schedule 13D reporting a beneficial interest in the Company of 1,086,123 common shares, representing a 6.4% voting interest.

•

On December 3, 2010, Coliseum Capital Management, LLC (“Coliseum”) filed a Schedule 13G reporting a beneficial interest in the Company of 1,444,514 common shares, representing an 8.5% voting interest in the Company. On February 17, 2011 Coliseum filed a Schedule 13G reporting that their beneficial interest had increased to 1,829,014 common shares, representing a 10.7% voting interest. On February 9, 2012 Coliseum filed a Schedule 13G reporting a beneficial interest in the Company of 2,763,478 common shares, representing a 15.9% voting interest.

•	On February 14, 2011, Janus Capital Management, LLC (“Janus”) filed Schedule 13G reporting a beneficial interest in the Company of 1,514,765 common shares, representing an 8.9% voting interest in the Company. On February 14, 2012, Janus filed Schedule 13G reporting a beneficial interest in the Company of 1,050,756 common shares, representing a 6.0% voting interest. As of September 30, 2012, the date of the most recent Schedule 13F filed with the SEC, Janus reported a beneficial interest in the Company of 751,846 common shares, representing a 4.3% voting interest.

•

On February 14, 2012, Beutel, Goodman & Co. Ltd. filed Schedule 13G reporting a beneficial interest in the Company of 1,428,800 common shares, representing an 8.2% voting interest in the Company. On January 17, 2013, Beutel, Goodman & Co. Ltd. filed Schedule 13G reporting a beneficial interest in the Company of 1,885,600 common shares, representing a 10.8% voting interest in the Company.

As of December 31, 2012, Computershare, the Company’s registrar and transfer agent, reported that the Company’s common shares were held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	14,744,488	83.9%	20
United States	2,827,325	16.1%	1
Total	17,571,813		21

See also Item 6.E “Share Ownership” for information regarding outstanding stock options to purchase common shares.

B.	Related Party Transactions

Except as disclosed under the last paragraph of Item 6.A, and note 22 to the Company’s financial statements, attached hereto as Exhibit F-1, to the best of the knowledge of the Board of Directors and executive officers of the Company, no director or executive officer of the Company or person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over more than 10% of the outstanding Common Shares of, or any of their associates or affiliates, had any material interest, direct or indirect, in any transaction within the three most recently completed financial years, or during the current financial year, that has materially affected, or will materially affect, the Company.

C.	Interests of Experts and Counsel

KPMG LLP, Chartered Accountants (“KPMG”) were the auditors of the Company for the year ended September 30, 2012, and prepared and executed the audit report accompanying the annual financial statements. KPMG has confirmed their independence with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

ITEM 8.	Financial information

A.	Consolidated Statements and Other Financial Information

See “Item 17 - Financial Statements”.  The consolidated financial statements as required are found at Exhibit F-1 to this Annual Report.  The audit report of KPMG is included immediately preceding the consolidated financial statements.

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements.

ITEM 9.	LISTING

A.	Offer and listing details.

The Common Shares are listed on the TSX under the symbol “CSF” and on the NYSE under the symbol “CSFS”. The tables below list the high and low prices for common shares of the Company for the past five years on an annual basis, two years on a quarterly basis and for the six months up to the filing date of this Annual Report:

Toronto Stock Exchange – Trading in Canadian Dollars

Annual	High	Low
2012	8.41	2.85
2011	17.33	5.99
2010	18.74	10.20
2009	12.50	4.51
2008	6.50	3.51
2007	8.35	3.61

	High	Low
Calendar 2012
Fourth Quarter	5.73	2.85
Third Quarter	6.22	5.20
Second Quarter	6.15	5.22
First Quarter	8.41	5.65

Calendar 2011
Fourth Quarter	9.80	5.99
Third Quarter	13.50	8.26
Second Quarter	15.27	12.07
First Quarter	17.33	11.60

Month ended
December 31, 2012	4.44	2.85
November 30, 2012	4.85	4.00
October 31, 2012	5.73	4.57
September 30, 2012	5.91	5.20
August 31, 2012	6.22	5.63
July 31, 2012	6.20	5.52

New York Stock Exchange – Trading in U.S. Dollars

Annual	High	Low

2012	8.18	3.00
2011	17.34	5.84
2010	16.66	12.94
2009	-	-
2008	-	-
2007	-	-

	High	Low
	($)	($)
Calendar 2012
Fourth Quarter	5.84	3.00
Third Quarter	6.31	5.31
Second Quarter	6.15	5.29
First Quarter	8.18	5.70

Calendar 2011
Fourth Quarter	10.06	5.84
Third Quarter	14.20	8.25
Second Quarter	16.00	12.40
First Quarter	17.34	11.75

Month ended
December 31, 2012	4.46	3.00
November 30, 2012	4.97	4.00
October 31, 2012	5.84	4.80
September 30, 2012	6.01	5.31
August 31, 2012	6.31	5.62
July 31, 2012	6.15	5.60

B.	Plan of distribution.

Not applicable.

C.	Markets

See Item 9.A.

D.	Selling Shareholder

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	additional information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Company’s Restated Articles of Incorporation (the “Articles”) are registered with the Ontario Ministry of Government Services under Ontario corporation number 1511419. The Articles are attached hereto as Exhibit 5.1 and are incorporated by reference into this Form 20-F.

Objects and Purposes

Under Ontario law, an Ontario corporation has all the legal powers of a natural person. The Articles do not specify objects or purposes and contain no restrictions on the business the Company may carry on or on the powers the Company may exercise.

Board of Directors – Powers and Limitations

The Articles specify that the Company must have a minimum of one director and may have a maximum of 10 directors, however, under the Ontario Business Corporations Act (“OBCA”), a public company may not have less than three directors. Shareholders at the annual shareholders meeting determine the number of directors annually and all directors are elected at that time. There are no staggered directorships.

The OBCA requires that every director who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to, a material contract or transaction or a proposed material contract or transaction with the Company, must disclose in writing to the Company or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and must refrain from attending any part of a meeting of directors during which the contract or transaction is discussed and from voting in respect of the contract or transaction unless the contract or transaction is: (a) one relating primarily to his or her remuneration as a director of the corporation or an affiliate; (b) one for indemnity of or insurance for directors as contemplated under the OBCA; or (c) one with an affiliate. However, a director who is prohibited by the OBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

The Company’s by-laws (the “By-laws”) provide that any such contract or transaction or proposed contract or transaction shall be referred to the Board of Directors or shareholders for approval even if such contract is one that in the ordinary course of the Company’s business would not require approval by the Board of Directors or shareholders, and a director interested in a contract or transaction so referred to the Board of Directors shall not vote on any resolution to approve the same except as permitted by the OBCA. If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a director is not permitted to be present at the meeting by reason of the above, the remaining directors shall be deemed to constitute a quorum for the purposes of voting on the resolution. Where all the directors are required to disclose their interests pursuant to the OBCA, the contract or transaction may be approved only by the shareholders.

The By-laws provide that the directors shall be paid such remuneration for their services as the Board of Directors may from time to time determine, and the By-laws do not preclude any director from serving the Company in any other capacity and receiving remuneration therefor.

The Articles provide that the directors may, without authorization of the shareholders: (a) borrow money upon the credit of the Company; (b) issue, reissue, sell or pledge debt obligations of the Company; (c) to the extent permitted by the OBCA, give a guarantee to secure performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company owned or subsequently acquired, to secure any obligation of the Company to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or other obligation of the Company. The Company’s By-laws also provide that the banking business of the Company, or any part thereof, including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board of Directors, and shall be transacted under such agreements, instructions and delegations of powers as the Board of Directors may from time to time by resolution prescribe or authorize.

From time to time, and subject to the approval of shareholders of the Company through a vote cast at a meeting duly called for such purpose or consented to in writing by each shareholder of the Company entitled to vote at such a meeting, the Company may amend its articles to add, change or remove any provision that is permitted by the OBCA to be set out in its articles, including (without limitation) to add, change or remove any restriction upon the business or businesses that the Company may carry on or upon the powers that the Company may exercise.

The Board of Directors may, by resolution, amend or repeal any By-laws that regulate the business or affairs of the Company. The OBCA requires the Board of Directors to submit any such amendment or repeal to the Company’s shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the amendment or repeal.

Directors must be individuals of the age of majority (18), and meet eligibility criteria including not being mentally infirm and not having the status of a bankrupt. A minimum of 25% of the directors must be ordinarily resident in Canada. There is no mandatory retirement age under the Articles, By-laws, or the OBCA. Directors need not own any shares of the Company in order to qualify as directors.

The By-laws specify the number of directors shall be the number of directors determined from time to time by a resolution of the shareholders or, if a special resolution of the shareholders empowers the Board of Directors to determine the number of directors, then the number of directors determined by resolution of the Board of Directors. Under the OBCA, the Board of Directors are entitled, between successive annual general meetings, to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting or actually elected at the preceding annual shareholders’ meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

The Company is subject to the rules of the Toronto Stock Exchange and the New York Stock Exchange (collectively, the “Exchanges”) and compliance with Exchanges’ rules may supersede powers granted to the Board of Directors pursuant to the Articles.

Authorized Capital

The authorized capital of the Company comprises an unlimited amount of common shares without par value and an unlimited amount of preferred shares. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up. The By-laws stipulate that any dividends unclaimed after a period of six years from the date on which such dividend has been declared to be payable shall be forfeited and shall revert to the Company. As of December 31, 2012, 17,571,813 common shares and no preferred shares were outstanding.

The holders of common shares are entitled to receive notice of, and vote at every meeting of the shareholders of the common shares and have one (1) vote thereat for each such common share so held. Holders of common shares are entitled to receive such dividends as the Board of Directors may declare from time to time. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets or property of the Company among its shareholders for the purpose of winding-up its affairs, the holders of common shares are entitled to share equally, share for share, in any distribution of the assets and property of the Company. The rights of holders of common shares to dividends or distributions of the type described above are subject to the rights, privileges, restrictions and conditions attached to any securities of the Company ranking in priority to the common shares, including preferred shares.

The Board of Directors of the Company may, from time to time, issue preferred shares in one or more series in an amount determined by the Board of Directors. The Board of Directors fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the preferred shares of each series, including, without limiting the generality of the foregoing, the rate, form, entitlement and payment of preferential dividends, the redemption price, terms, procedure and conditions of redemption, if any, voting rights and conversion rights (if any) and any sinking fund, purchase fund or other provisions attaching to the preferred shares of such series. Such shares may only be issued after the Board of Directors have filed an amendment with the Ontario Ministry of Government Services.

If any cumulative dividends or amounts payable on return of capital in respect of a series of shares are not paid in full, the preferred shares of all series will participate rateably in respect of accumulated dividends and return of capital. The preferred shares are entitled to preference over the common shares and any other shares of the Company ranking junior to the preferred shares with respect to the payment of dividends, if any, and in the distribution of assets in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, and may also be given such other preferences over the common shares of the Company and any other shares of the Company ranking junior to the preferred shares as may be fixed by the resolution of the Board of Directors of the Company as to the respective series authorized to be issued.

Preferred shares of each series rank on parity with the preferred shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary exclusive of any conversion rights that may affect the aforesaid.

No dividends may be declared or paid on or set apart for payment on any shares of the Company ranking junior to the preferred shares unless all dividends, if any, up to and including the dividend payable for the last completed period for which such dividend is payable on each series of preferred shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares of the Company ranking junior to the preferred shares nor shall the Company call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the preferred shares (less than the total amount then outstanding) or any shares of the Company ranking junior to the preferred shares unless all dividends up to and including the dividend payable, if any, for the last completed period for which such dividends shall be payable on each series of the preferred shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

Preferred shares of any series may be purchased for cancellation or made subject to redemption by the Company out of the capital pursuant to the provisions of the OBCA if the Board of Directors so provide in the resolution relating to the issuance of such preferred shares, and upon any other terms and conditions as specified as attaching to the preferred shares of such series as set forth in the said resolution relating to their issuance.

Holders of preferred shares are not entitled, as of right, to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Company.

No class of shares may be created or rights and privileges increased to rank in parity or priority with the rights and privileges of the preferred shares including, without limiting the generality of the foregoing, the rights of the preferred shares to receive dividends or to return of capital, without the approval of the holders of the preferred shares as required under the OBCA.

Capital increases and Other Changes

The Company may alter its Articles to (without limitation) change its name; add, change or remove any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise; add, change or remove any maximum number of shares that the corporation is authorized to issue or any maximum consideration for which any shares of the corporation are authorized to be issued; create new classes of shares; change the designation of all or any of its shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series; divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof; authorize the Board of Directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof; authorize the Board of Directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series; subject to the OBCA, increase or decrease the number, or minimum or maximum number, of directors; and add, change or remove restrictions on the issue, transfer or ownership of shares of any class or series. Such amendments require authorization by way of a special resolution of the shareholders (a special resolution being a resolution that is either submitted to a special meeting of the shareholders of a corporation duly called for the purpose of considering the resolution and passed, with or without amendment, at the meeting by at least two-thirds of the votes cast, or consented to in writing by each shareholder of the corporation entitled to vote at such a meeting or the shareholder’s attorney authorized in writing). The holders of shares of a class (or of a series of a class, if such series is affected by an amendment in a manner different from other shares of the same class) are entitled to vote separately as a class or series upon a proposal to amend the Articles that affect such securities.

Certain amendments to the Articles, including, but not limited to, amalgamations, re-domiciling or the sale, lease or exchange of all of the Company’s property may also give rise to rights of dissent subject to meeting certain conditions, whereby dissenting shareholders will be paid the “fair value” determined in accordance with the OBCA for their shares in cash if the matter is proceeded with.

No Limitation on Foreign Ownership

There are no limitations under the Articles or in the OBCA on persons who are not citizens of Canada holding or exercising their voting rights as holders of common shares. The Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Shareholder Meetings

The OBCA requires the Company to call an annual shareholders’ meeting not later than 15 months after holding the last preceding annual meeting and permits the Company to call a special shareholders’ meeting at any time. In addition, in accordance with the OBCA, the holders of not less than 5% of the Company’s shares carrying the right to vote at a meeting sought to be held may requisition the Board of Directors to call a special shareholders’ meeting for the purposes stated in the requisition. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of any annual or special shareholders’ meeting. The form and content of information circulars, proxies and like matters are governed by the OBCA, rules of the Exchanges and instruments of the Canadian Securities Administrators (the “CSA”), a pan-Canadian team of regulators with the goal of harmonizing securities legislation in Canada. These materials are also filed with Canadian provincial securities regulatory authorities and furnished to the SEC. The By-laws provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy at least 10% of the Company’s issued shares carrying the right to vote at the meeting is required to transact business at a shareholders’ meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company’s auditors, are entitled to be admitted to the Company’s annual and special shareholders’ meetings. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Change in Control

Other than as disclosed under Item 6.B “Termination and Change of Control Benefits”, the Company does not have any agreements which are triggered by a take-over or other change of control, except that a take-over or change of control may result in the immediate vesting of previously granted and outstanding stock options. There are no provisions in the Articles or By-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company of any its subsidiaries.

Neither the Articles nor the By-laws discuss limitations on the rights to own securities or exercise voting rights thereon.

The indenture governing the Notes contains covenants obligating the Company to take certain actions in the event of a change of control of the Company. Following a change of control, the Company must offer to repurchase all or any part of the outstanding Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase. The Company will not be required to make such offer if a third-party makes an offer to repurchase all of the outstanding Notes in the manner, at the times and otherwise in conformity with the requirements set forth applicable to the Company under the indenture governing the Notes and purchases all Notes validly tendered and not withdrawn under such offer.

Insider Share Ownership and Early Warning Reporting

Neither the Articles nor the By-laws of the Company require disclosure of share ownership. Canadian securities legislation currently provides that “reporting insiders” of the Company, including but not limited to directors, the chief executive officer, chief financial officer, or chief operating officer of the Company, a significant shareholder or a major subsidiary of the Company, a person or company responsible for a principal business unit, division or function of the Company, significant shareholders of the Company (an entity owning or controlling more than 10% of the voting rights attached to the Company’s securities), as well as certain others entities must, within 10 days of becoming a “reporting insider”, file a report in the required form effective the date on which the person became a reporting insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the Company and are generally required to file insider reports of changes in their ownership of the Company’s securities within five days following such change under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the CSA.

Canadian securities legislation also provides that a person or company that acquires (whether or not by way of a take-over bid, offer to acquire or subscription from treasury) beneficial ownership of voting or equity securities or securities convertible into voting or equity securities of a reporting issuer that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, must (a) issue and file forthwith a news release containing certain prescribed information and (b) file a report within two business days containing the same information set out in the news release. The acquiring person or company must also issue a news release and file a report each time it acquires, in the aggregate, an additional 2% or more of the outstanding securities of the same class and every time there is a change to any material fact in the news release and report previously issued and filed.

The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within ten days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13(d) of the Exchange Act and promptly file an amendment to such report to disclose any material change to the information reported, including any acquisition or disposition of 1% or more of the outstanding securities of the registered class. Certain institutional investors that acquire shares in the ordinary course of business and not with the purpose or with the effect of changing or influencing the control of the issuer, are subject to lesser disclosure obligations.

C.	Material Contracts

Except for contracts entered into in the ordinary course of business, the Company entered into the following agreements, copies of which are attached hereto as Exhibits 3.1 and 4.1:

•	A purchase agreement dated January 24, 2012 with Imperial Capital LLC and Canaccord Genuity Corp. for the purchase of the Notes.

•	An indenture with Computershare Trust Company N.A. and Computershare Trust Company of Canada dated January 31, 2012 pursuant to the issuance of the Notes.

D.	Exchange Controls

The Company is not aware of any Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.  Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future.  See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Cream on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act (the “Investment Act”).  The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire the common shares.  It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.  The Company does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling.  An investment in the Company’s common shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2009 is Cdn$295 million.  A non-Canadian would acquire control of The Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.  The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

E.	Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF THE COMPANY.

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of the Company’s common shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with the Company, holds the Company’s common shares directly and, not through a fiscally transparent entity, and as capital property and does not use or hold such common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, is a “qualifying person” within the meaning of the Treaty, and has not held or used (and does not hold or use) the Company’s common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by the Company will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of the Company’s voting shares). The Company will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share of the Company in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of the Company’s issued shares of any class or series and more than 50% of the fair market value of the common share was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, ‘‘Canadian resource properties’’, ‘‘timber resource properties’’ (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such properties (whether or not such property exists). If the common shares of the Company constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer’s taxable capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion of a Clearance Certificate Request. If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of the Company’s common shares is not currently derived principally from real property situated in Canada.

Certain U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares that are applicable to you if you are a U.S. Holder, as defined below. This discussion does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as:

• financial institutions;
• regulated investment companies;
• real estate investment trusts;
• tax-exempt entities;
• insurance companies;
• persons holding the common shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle;”
• persons who acquired common shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services;
• U.S. expatriates;
• persons subject to the alternative minimum tax;
• dealers or traders in securities or currencies; or
• holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax or any U.S. federal tax consequences other than income tax or tax consequences under any state, local or foreign laws other than as provided in the section entitled “Material Canadian Federal Income Tax Consequences for United States Residents” provided above.

For purposes of this section, you are a “U.S. Holder” if you are: (1) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity is a beneficial owner of our common shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires common shares, you should consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of common shares.

The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements, existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of common shares.

Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution with respect to a common share (which will include the amount of any Canadian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income to the extent that it is made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in the common shares on which it is paid, causing a reduction in the U.S. Holder’s adjusted basis in such common shares and thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized upon subsequent disposition of the common shares. To the extent a distribution exceeds the U.S. Holder’s basis in such common shares, it will be treated as a capital gain. However, we may not maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by us with respect to the common shares will constitute ordinary dividend income.

The amount of any distribution made with respect to a common share in property other than cash will be the fair market value of such property on the date of distribution. Dividends paid by us will not be eligible for the dividends received deduction generally allowed to U.S. corporations on dividends received from another U.S. corporation. For taxable years beginning on or after January 1, 2013, reduced U.S. federal income tax rates apply to qualified dividends received by non-corporate U.S. Holders from a “qualified foreign corporation,” provided certain holding period and other requirements are met (including a requirement that the foreign corporation not be a PFIC in the year of the dividend or the preceding year).

Subject to certain limitations (including a minimum holding period requirement), any Canadian tax withheld with respect to distributions made on the common shares will be treated as foreign income taxes eligible for credit against your U.S. federal income tax liability. Alternatively, you may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes provided such election is made for all foreign income taxes paid or accrued for the relevant taxable year. Dividends received on our common shares will be treated as income from sources outside the United States and generally will constitute “passive category income” for U.S. foreign tax credit limitation purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon your particular circumstances. Accordingly, you are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

The gross amount of distributions paid in Canadian dollars will be included by you in income in a dollar amount calculated by reference to the exchange rate in effect on the day you actually or constructively receive the distribution in accordance with your regular method of accounting for federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars are converted into U.S. dollars on the date of the payment, you should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian dollars as distributions. If, instead, the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss.

Sale, Exchange or Other Taxable Disposition of Common Shares

You generally will recognize gain or loss upon the sale, exchange or other taxable disposition of our common shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) your adjusted tax basis in the common shares. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held the common shares for more than one year. If you are an individual taxpayer, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that you realize upon a sale, exchange or other taxable disposition of common shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes.

If you receive any foreign currency on the sale of common shares, you may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of common shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally, assets that generate passive income).

Based on past and current operations and financial projections, we believe we currently are not a PFIC and we do not expect to become a PFIC in the future. The determination of whether or not we are a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, there can be no assurance that the IRS will not challenge the determination made us concerning our PFIC status. If we were classified as a PFIC for any taxable year during which you hold our common shares, you would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of the common shares or upon the receipt of certain distributions treated as “excess distributions,” unless you elect to be taxed currently (as discussed below) on your pro rata portion of our income, regardless of whether such income was actually distributed. An excess distribution generally would be any distribution to you with respect to common shares during a single taxable year that is greater than 125% of the average annual distributions received by you with respect to common shares during the three preceding taxable years or, if shorter, during your holding period for the common shares.

In addition, certain special, generally adverse rules will apply to the common shares if we are a PFIC. For example, under Section 1298(b)(6) of the Code, if you use PFIC shares as security for a loan (including a marginal loan) you will, except as may be provided in Treasury regulations, be treated as having made a taxable disposition of such shares.

Mark-to-Market Election

If the common shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such common shares would constitute “marketable stock” for purposes of the PFIC rules, and you would not be subject to the foregoing PFIC rules if you made a mark-to-market election. After making such an election, you generally would include as ordinary income each year during which the election is in effect and during which we are a PFIC the excess, if any, of the fair market value of our common shares at the end of the taxable year over your adjusted basis in such common shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You also would be allowed to take an ordinary loss in respect of the excess, if any, of your adjusted basis in our common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). Your tax basis in our common shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the common shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. In the event that we are classified as a PFIC, you are urged to consult your tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in your particular circumstances.

QEF Election

The PFIC tax rules outlined above also would not apply to you if you alternatively elected to treat us as a “qualified electing fund” or “QEF”. An election to treat us as a QEF will not be available, however, if we do not provide the information necessary to make such an election. We will not provide you with the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to our common shares.

Notwithstanding any election made with respect to our common shares, dividends received with respect to our common shares will not constitute “qualified dividend income” if we are a PFIC in either the year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate discussed above in “Certain U.S. Federal Income Tax Considerations – Distributions.” Instead, such dividends would be subject to tax at ordinary income rates.

You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding our common shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to you in respect of common shares and the proceeds received by you from the sale, exchange or other disposition of common shares within the United States unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S.$50,000. U.S. Holders should also be aware that if we were a PFIC, they would generally be required to file IRS Form 8621, which is also where they would make a QEF election, if applicable. The Treasury and IRS continue to issue new guidance regarding these information reporting requirements, and U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our common shares and their particular situations.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify our description. You must review the exhibits themselves for a complete description of the contract or document.

We are subject to the informational reporting requirement of the Exchange Act and file reports and other information with the SEC. You may examine all reports and other information filed by the Company with the SEC, including the documents that are exhibits to this Annual Report, without charge, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at l.800.SEC.0330. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Cash Store Financial does not hold any market risk sensitive instruments entered into for trading purposes. For a discussion of the risks associated instruments entered into other than for trading purposes, see the disclosure included under the heading “Risk Factors – Foreign Currency” in Item 3.D, above, and in Note 23 to the Company’s financial statements, which are included as Exhibit F-1 to this Annual Report incorporated by reference herein.

ITEM 12.	description of securities other than equity securities

Not applicable.

PART II

ITEM 13.	defaults, dividend arrearages and DELINQUENCIES

Not applicable.

ITEM 14.	material modifications to the rights of security holders and use of proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information the Company is required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. As of September 30, 2012, an evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a- 15(e) and Rule 15d - 15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were not effective due to the material weakness in the Company’s internal control over financial reporting (“ICFR”) described below.

Management’s Annual Report on Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with U.S. GAAP. Management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate ICFR as such term is defined in Rule 13(a)-15(e) under the US Securities Exchange Act of 1934 and in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of September 30, 2012, management of the Company assessed the effectiveness of the Company’s ICFR. In making this assessment, management of the Company used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that, as of September 30, 2012, the Company’s ICFR contained a material weakness with respect to the determination of the provision for consumer loan losses.

During the year ending September 30, 2012 the Company determined that the following material weaknesses existed in ICFR:

1)	Management did not maintain effective processes and controls specific to accounting for the January 31, 2012 acquisition of the portfolio of consumer loans. Management did not effectively research, develop, communicate and implement an accounting policy with respect to this non-recurring transaction. In addition, management did not implement sufficient preventative and detective controls governing the determination of the key valuation assumptions associated with the assets acquired and allocation of the purchase price.

2)	Management did not maintain effective processes and controls specific to the determination of the provision for loan losses. Senior finance personnel did not effectively communicate with operations to obtain a sufficient understanding in making the determination of the provision for loan losses. This material weakness resulted in material errors in the unaudited interim financial statements. Further, there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

The accounts that could reasonably be affected by these material weaknesses are provision for loan losses, premium paid to acquire the loans, intangible assets and consumer loans receivable, net.

In response to the material weakness specific to the January 31, 2012 acquisition of the loan portfolio and related intangible assets identified above, as part of the preparation of the 2012 annual financial statements management established a project team, led by a senior member of the finance team, to coordinate with accounting and valuations specialists in the final measurement of this transaction. Because this is a non-recurring transaction, the Company considers this material weakness to be remediated as of September 30, 2012.

In response to the material weakness specific to the provision for loan losses identified above, as part of the preparation of the 2012 annual financial statements the Company formally adopted an accounting policy and established a credit committee, comprised of senior financial and operational executives, to meet on a regular basis to monitor loan loss rates and approve provisioning levels. Management also hired additional senior finance personnel in the fourth fiscal quarter of 2012 to assist in the monitoring of the provision for loan losses.

There have been significant improvements made to ICFR in relation to the provision for loan losses. However, management needs sufficient time to assess the effectiveness of the change and to implement further improvements before they can conclude that a material weakness does not exist.

Auditor Attestation Report on Internal Control over Financial Reporting

The Company’s independent auditor, KPMG, has not issued an audit report as at September 30, 2012, on the effectiveness of ICFR due to an exemption for Emerging Growth Companies provided by The US Jumpstart our Business Startups Act, which was signed into law on April 5, 2012.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C.

ITEM 16B.	CODE OF ETHICS

The Registrant has adopted a written Code of Business Conduct and Ethics. A copy of this code is available on SEDAR at www.sedar.com or to any person without charge, by written request addressed to: The Cash Store Financial Services Inc., Attention: Chief Financial Officer, 17631-103 Avenue, Edmonton, Alberta, T5S 1N8, or by email (information@CSFinancial.ca).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

See Item 6.C. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	Change in registrant’s certifYing accountant

Not applicable.

ITEM 16g.	corporate governance

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with U.S. generally accepted accounting principles.

The financial statements and notes thereto as required under Item 17 are attached as Exhibit F-1 to this Annual Report and are incorporated by reference herein.  The audit report of KPMG is included therein immediately preceding the consolidated financial statements and is also incorporated by reference herein.

ITEM 18.	FINANCIAL STATEMENTS

See Item 17.

ITEM 19.	EXHIBITS

F-1	Consolidated Financial Statements and Audit report of KPMG
1.1	Audit Committee Charter
2.1	Share Option Plan

3.1	Indenture relating to the Company’s 11 ½% Senior Secured Notes due 2017
4.1	Purchase Agreement dated January 24, 2012 among the Company, Imperial Capital LLC, Canaccord Genuity Corp. and certain guarantors party thereto, relating to the Senior Secured Notes of the Company
5.1	Articles of incorporation
99.6.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
99.6.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
99.6.3	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
99.6.4	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

SIGNATURES

The Cash Store Financial Services Inc. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THE CASH STORE FINANCIAL SERVICES INC.

Signed

Name: Gordon J. Reykdal
Title: Chairman and Chief Executive Officer

DATED: January 29, 2013

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles and include some amounts based on management’s best estimates and informed judgments. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Cash Store Financial Services Inc. maintains a system of internal controls to provide reasonable assurance that transactions are properly authorized, financial records are accurate and reliable and the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out its responsibility for the financial statements through its Audit Committee. This Committee meets periodically with management and the independent external auditors to review the financial statements and to discuss audit, financial and internal control matters. The Company’s independent external auditors have full and free access to the Audit Committee. The Audit Committee is responsible for approving the remuneration and terms of engagement of the Company’s independent external auditors. The consolidated financial statements have been subject to an audit by the Company’s internal auditors and the Company’s external auditors, KPMG LLP, in accordance with generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in note 1 of the notes to the consolidated financial statements.

Signed "Gordon J. Reykdal”	Signed "Craig Warnock”
Gordon J. Reykdal	Craig Warnock, CMA
Chairman and	Chief Financial Officer

Chief Executive Officer

January 29, 2013

Edmonton, Alberta, Canada

Report of independent registered public accounting firm

To the Board of Directors of The Cash Store Financial Services Inc.

We have audited the accompanying consolidated financial statements of The Cash Store Financial Services Inc. as of September 30, 2012 and September 30, 2011, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the two-year period ended September 30, 2012 and the fifteen month period ended September 30, 2010. These consolidated financial statements are the responsibility of The Cash Store Financial Services Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Cash Store Financial Services Inc. as of September 30, 2012 and September 30, 2011, and its consolidated results of operations and its consolidated cash flows for each of the years in the two-year period ended September 30, 2012 and the fifteen month period ended September 30, 2010 in conformity with U.S. generally accepted accounting principles.

Signed “KPMG”

Chartered Accountants

Edmonton, Canada

January 29, 2013

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

THE CASH STORE FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share amounts)

	Fifteen months ended	Year ended	Year ended
	September 30	September 30	September 30
	2010	2011	2012
REVENUE
Loan fees	$170,659	$136,623	$137,994
Other income - Note 6	49,859	53,276	49,418
	220,518	189,899	187,412

OPERATING EXPENSES
Salaries and benefits	72,049	67,017	65,944
Provision for loan losses - Note 5	788	2,559	31,004
Retention payments	28,167	26,786	9,968
Selling, general and administrative	25,020	24,109	23,595
Rent	18,026	18,427	18,940
Advertising and promotion	5,607	5,941	5,180
Depreciation of property and equipment	7,006	6,803	6,843
	156,663	151,642	161,474
OPERATING MARGIN	63,855	38,257	25,938

CORPORATE AND OTHER EXPENSES
Corporate expenses	21,124	18,273	22,753
Interest expense	-	-	11,623
Depreciation of property and equipment	1,132	1,146	835
Amortization of intangible assets	923	965	5,138
Branch closure costs - Note 7	-	-	1,574
Impairment of property and equipment - Note 9	-	-	3,425
Premium paid to acquire the loan portfolio - Note 3	-	-	36,820
Class action settlements	2,915	3,206	-
INCOME (LOSS) BEFORE INCOME TAXES	37,761	14,667	(56,230)

PROVISION FOR INCOME TAXES - NOTE 13
Current	11,196	6,157	(3,571)
Deferred (recovery)	101	(532)	(9,570)
	11,297	5,625	(13,141)

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$26,464	$9,042	$(43,089)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 18
Basic	16,913,213	17,259,196	17,431,809
Diluted	17,522,246	17,663,380	17,431,809

BASIC EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$1.56	$0.52	$(2.47)

DILUTED EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$1.51	$0.51	$(2.47)

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian Dollars)

	September 30	September 30
	2011	2012
ASSETS

Current Assets
Cash - Note 4	$19,291	$19,139
Consumer loans receivable, net - Note 5	4,781	32,440
Other receivables - Note 6	12,575	17,332
Prepaid expenses and other assets	3,318	2,454
Income taxes receivable	-	4,576
Deferred tax assets - Note 13	1,528	10,486
	41,493	86,427

Long term receivable - Note 6	681	2,609
Deposits and other assets	857	1,162
Deferred tax assets - Note 13	2,424	424
Deferred financing costs	1,052	7,523
Property and equipment, net of accumulated depreciation of $30,216 and $36,180 - Note 9	25,589	23,157
Intangible assets, net of accumulated amortization of $2,908 and $7,831 - Note 10	10,578	39,760
Goodwill - Note 11	39,133	39,685
	$121,807	$200,747

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$1,795	$1,055
Accrued liabilities - Note 12	21,194	20,688
Income taxes payable	138	-
Current portion of deferred revenue - Note 15	1,194	1,000
Current portion of deferred lease inducements	490	436
Current portion of obligations under capital leases and other obligations - Note 16	659	1,180
	25,470	24,359

Deferred revenue - Note 15	4,917	3,917
Deferred lease inducements	1,082	985
Obligations under capital leases and other obligations - Note 16	636	3,608
Senior secured notes - Note 14	-	126,033
Deferred tax liabilities - Note 13	2,356	2,832
	34,461	161,734

SHAREHOLDERS' EQUITY
Share capital - Note 17	46,149	46,652
Additional paid-in capital	4,178	4,700
Retained earnings	37,019	(12,339)
	87,346	39,013
	$121,807	$200,747

Commitments - Note 20
Litigations, Claims and Contingencies - Note 21
Subsequent Events - Note 26

Approved by the Board:

Signed "Gordon J. Reykdal"	Signed "J. Albert Mondor"
Director	Director

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of Canadian Dollars)

	Common Shares	Additional Paid- in Capital	Retained Earnings	Total Shareholders' Equity

Balance, September 30, 2009	$40,222	$4,652	$20,978	$65,852
Total comprehensive income	-	-	26,464	26,464
Dividends to common shareholders	-	-	(9,120)	(9,120)
Issuance of common shares	4,166	(1,769)	-	2,397
Shares repurchased	(920)		(2,416)	(3,336)
Stock-based compensation expense		1,098	-	1,098
Total of other equity movements	3,246	(671)	(11,536)	(8,961)
Balance, September 30, 2010	$43,468	$3,981	$35,906	$83,355
Total comprehensive income	-	-	9,042	9,042
Dividends to common shareholders	-	-	(7,929)	(7,929)
Issuance of common shares	2,681	(589)	-	2,092
Stock-based compensation expense	-	786	-	786
Total of other equity movements	2,681	197	(7,929)	(5,051)
Balance, September 30, 2011	$46,149	$4,178	$37,019	$87,346
Net income (loss) and comprehensive income (loss)	-	-	(43,089)	(43,089)
Dividends to common shareholders	-	-	(6,269)	(6,269)
Issuance of common shares	503	(211)	-	292
Stock-based compensation expense	-	733	-	733
Total of other equity movements	503	522	(6,269)	(5,244)
Balance, September 30, 2012	$46,652	$4,700	$(12,339)	$39,013

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30 and June 30

(in thousands of Canadian Dollars)

	Fifteen months ended	Year ended	Year ended
	September 30	September 30	September 30
	2010	2011	2012
Cash provided by (used in):

OPERATING ACTIVITIES
Net income (loss)	$26,464	$9,042	$(43,089)
Items not affecting cash:
Depreciation of property and equipment	8,138	7,950	7,678
Amortization of intangible assets	923	965	5,138
Impairment of assets - Note 9	-	-	3,425
Provision for loan losses - Note 5	788	2,559	31,004
Premium paid to acquire the loan portfolio - Note 3	-	-	36,820
Equity loss on investments	540	-	-
Stock-based compensation	1,098	786	733
Accretion of long-term debt discount and amortization of deferred financing costs	-	-	1,466
Deferred income taxes	101	(532)	(9,570)

Change in non-cash working capital:
Consumer loans receivable, net - Note 5	(4,985)	(2,744)	(8,649)
Other receivables and long-term receivables	(7,462)	(2,866)	(6,685)
Prepaid expenses, deposits and other assets	(841)	(2,408)	559
Income taxes receivable	150	138	(4,576)
Accounts payable and accrued liabilities	2,262	4,364	(430)
Income taxes payable	2,116	(2,116)	(138)
Deferred revenue	7,047	(1,217)	(1,194)
Deferred lease inducements	720	106	(151)
	37,059	14,027	12,341

INVESTING ACTIVITIES
Purchase of consumer loans portfolio - Note 3	-	-	(27,235)
Premium paid to acquire the loan portfolio - Note 3	-	-	(36,820)
Business acquisitions	(5,276)	(25)	-
Cash restricted - Note 4	1,532	(6,389)	3,816
Purchase of intangible assets - Note 3	(2,648)	(895)	(31,795)
Purchase of property and equipment	(17,440)	(6,826)	(3,985)
Purchase of long-term investments	(360)	-	-
	(24,192)	(14,135)	(96,019)

FINANCING ACTIVITIES
Repayment of obligations under capital leases and other obligations	(156)	(778)	(961)
Proceeds from issuance of senior secured notes - Note 14	-	-	102,577
Deferred financing costs	-	(14)	(8,297)
Dividends paid on common shares - Note 19	(9,120)	(7,929)	(6,269)
Issuance of common shares	2,397	2,092	292
Shares repurchased	(3,336)	-	-
	(10,215)	(6,629)	87,342

INCREASE (DECREASE) IN UNRESTRICTED CASH	2,652	(6,737)	3,664
UNRESTRICTED CASH, BEGINNING OF PERIOD	14,019	16,671	9,934
UNRESTRICTED CASH, END OF PERIOD	$16,671	$9,934	$13,598

Supplemental cash flow information:
Interest paid	$210	$147	$222
Interest received	8	30	4
Income taxes paid (inclusive of tax refunds)	8,891	8,132	1,204
Non-cash investing and financing activities:
Addition of capital lease obligations and other obligations	$683	$121	$4,454
Addition of consumer loans portfolio in exchange for senior secured notes	-	-	22,779
Addition of intangible asset due to taxable difference on acquisition	-	-	2,524
Addition of goodwill due to taxable difference on acquisition	-	-	552

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Nature of Business

The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners: The Cash Store Financial and Instaloans (TSX: CSF, NYSE: CSFS), who act as lenders and brokers to facilitate short-term advances and provide other financial services, to income-earning consumers. As at September 30, 2012, the Company operated 536 (2011 – 586, 2010 - 544) branches. The Company has operations in Canada and the United Kingdom.

The Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets of Cottonwood Financial Ltd. which operate in the United States under the name "Cash Store."  The Cash Store Financial does not conduct under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Note 1 – Significant Accounting Policies

(a)	Basis of Presentation

As a Canadian-based company, the Company historically prepared its consolidated financial statements in conformity with accounting principles generally accepted in Canada (“CGAAP”) and provided reconciliation to United States generally accepted accounting principles (“U.S. GAAP”) under Item 18 of Form 20-F. As disclosed in Note 27 of the audited consolidated financial statements for the fifteen months ended September 30, 2010 and the year ended September 30, 2011, there were no recognition and measurement differences between CGAAP and U.S. GAAP.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. As such, the Company decided to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in the current fiscal year.

The decision to adopt U.S. GAAP was made to enhance communication with shareholders and improve the comparability of financial information reported with competitors and peer group. The accompanying audited consolidated financial statements have been prepared by management in accordance with U.S. GAAP. All comparative financial information contained herein has been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

All figures are presented in Canadian dollars, unless otherwise disclosed.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenue and expenses during the reporting periods. Certain significant judgments, estimates and assumptions, such as those related to the allowance for consumer loan losses, valuation of acquired loans, valuation of intangible assets, premium paid to acquire the loan portfolio, impairment of property and equipment, goodwill and intangible assets, deferred income taxes, the calculation of financial covenants under the Indenture governing the senior secured notes, and accrued liabilities related to the class action lawsuits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements. Actual results could differ from those estimates made by management.

(c)	Revenue Recognition

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan, in loan fees in the consolidated statement of operations. Direct loan origination costs are deferred and recognized as a reduction in the yield of the related loan over its life. The Company charges late interest and default fees on direct lending loans in default status. Late interest and default fees are recorded once collected.

Revenue from brokering short-term advances for customers is reported in loan fees on the statement of operations and is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been collected.

Included in other income in the consolidated statement of operations is revenue from cheque cashing, money transfer, bill payment, insurance products, bank accounts and other miscellaneous services and fees. For these services, revenue is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged has been collected from the customer. Services where the Company acts as an agent on behalf of third-party providers include banking services, card products, money transfers, bill payment services, and insurance products.

(d)	Retention payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances, the funding of short-term advances are provided by third-party lenders. The advances provided by the third- party lenders are repayable by the customer to the third-party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s consolidated balance sheet.

To facilitate the short term advance business, the Company has entered into agreements with third-party lenders who are prepared to consider lending to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. Under the terms of the Company’s agreements with third party lenders, responsibility for losses suffered on account of uncollectible loans rests with the third-party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement. The significant duties under the terms of the agreements generally include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan and providing collection services on behalf of the third-party lender for all loans funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(d)	Retention payments (continued)

The Company’s Board of Directors regularly approves a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third-party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third-party lenders. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

(e)	Provision for Loan Losses

Loans in default consist of direct lending consumer loans originated by the Company which are past due. The Company defines a past due or delinquent loan whereby payment has not been received in full from the customer on or before its maturity. A provision for loan loss is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest. In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical percentages of loans written off, current collection patterns and other current economic trends. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The provision is primarily based upon models that analyze specific portfolio statistics, and also reflects, to a lesser extent, management’s judgement regarding overall accuracy. The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for the loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded. The Company’s policy for charging off uncollectible consumer loans originated by the Company is to write the loan off when a loan remains in default status for an extended period of time without any extended payment arrangements made. Loans to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice. Recoveries on previous amounts written off are credited against the provision for consumer loan losses expense.

(f)	Stock Based Compensation

The Company has a stock based compensation plan for employees and Directors, which is described in Note 17. The Company accounts for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the consolidated financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by the Company, together with the amount in additional paid-in capital associated with the exercised options, are credited to share capital.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(g)	Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during each reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised, and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(h)	Consumer Loans Receivable

Unsecured short-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivable are reported net of a provision as described above in “Provision for Loan Losses” and any deferred fees or costs. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the effective interest method.

Consumer loans receivable that bear interest are placed on nonaccrual status once the loan becomes past due. Interest on past due loans receivable is recorded once collected.

Acquired Loans

The portfolio of loans acquired from the Company’s third party lenders on January 31, 2012 fall within the scope of FASB ASC 310-30, “Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality” as these loans have evidence of deterioration in credit quality since origination and for which it is probable, at acquisition, that all contractually required payments will not be collected. As such, the acquired loans are accounted for separately from loans originated by the Company and are initially recorded at fair value, which represents expected cash flows discounted at a market rate of interest. The Company’s estimate of fair value of acquired loans includes assumptions regarding the amount and timing of both principal and interest, future credit losses and prepayments and discount rates. An allowance for loan losses is not recorded at the acquisition date because the fair value incorporates an estimate of expected credit losses.

Income recognition on the acquired portfolio of loans is based on a reasonable expectation of the timing and amount of cash flows to be collected. The expected cash flows in excess of fair value are recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan’s contractual principal and interest over the expected cash flows is not recorded (non accretable difference). Subsequent to the acquisition date, any increases in cash flow over those expected at the purchase date in excess of the fair value that are significant and probable are recorded as an adjustment to the accretable difference on a prospective basis. Any subsequent decreases in cash flow below those expected at the purchase date that are significant and probable are recognized through an immediate reduction in the carrying amount of the portfolio and included in the provision for loan loss expense.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(h)	Consumer Loans Receivable (continued)

Acquired Loans (continued)

The determination of fair value of acquired loans relies heavily on estimates and significant judgements regarding future collections. Changes in those estimates could materially impact the consolidated financial statements.

Transfer of Loans

Consumer loans that the Company has originated on its own behalf may be transferred to third party lenders in exchange for cash. When loans are transferred to third party lenders it is done so at fair value. The determination of fair value relies on estimates and judgements regarding future collections using the methodology described in Note 1 (e) to these consolidated financial statements.

Under the terms of the arrangements with the Company’s third-party lenders, the Company is maintained as the lender on record for the transferred loans and must continue to deal with, collect, maintain and enforce such loans on the third party lender’s behalf in all respects. The Company must pay a participation fee to the third party lender based on the principal of all loans collected for the agreed term of the loan at a rate that is equivalent to the interest rate accrued on the transferred loans.

(i)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any deferred income tax assets if it is more likely than not that the asset will not be realized.

(j)	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, other receivables, consumer loans receivables less any allowance for loan losses, accounts payable and accrued liabilities, all of which are short-term in nature and their fair value approximates their carrying value. The fair value of obligations under capital leases and secured senior notes are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk for similar terms and types of debt arrangements.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(k)	Long Term Investments

The Company has long-term investments in The Cash Store Australia Holdings Inc. (“AUC”) and RTF Financial Holdings Inc. (“RTF”). The Company accounts for its long-term investments using the equity method of accounting as it has significant influence over the strategic operating, investing and financing activities due to board representation.

(l)	Deferred Financing Costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt are included in deferred financing costs. Amortization on deferred financing costs is calculated using the effective interest method over the term of the related debt and recorded as interest expense.

(m)	Property and Equipment

Property and Equipment are carried at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful life
Computer hardware	4 years
Fixtures, furniture, and equipment	5 years
Signs	5 years
Vehicles	5 years

Leasehold improvements are depreciated using the straight-line method over the shorter of the lease term, (including renewal options that are reasonably assured) and the estimated useful life of the asset.

(n)	Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at fair value. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination or asset acquisition that meet the specified criteria for recognition apart from goodwill, is allocated to the individual intangible assets acquired based on their fair values.

Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project.

Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful life
Customer list, contracts and relationships	3 years
Computer software	5 years
Non-compete agreements	Term of the agreements
Favorable supplier relationships	7 years
Proprietary knowledge	5 years
Brand name	Indefinite life

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(o)	Goodwill

Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

(p)	Impairment

Property and equipment and intangible assets subject to amortization

Property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

Recoverability of these assets to be held and used is assessed by a comparison of the carrying amount of an asset group to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. An asset group is the lowest level for which there are separate identifiable cash flows. For property and equipment an asset group typically represents an individual branch. Any assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not depreciated while they are classified as held-for-sale.

Brand name

The brand name intangible is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate that such assets might be impaired. The impairment test consists of a comparison of the fair value of the brand name with its carrying value. If the carrying amount exceeds its fair value, an impairment is recognized equal to the amount of the excess.

Goodwill

Goodwill is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(q)	Deferred Revenue

The Company has entered into a long-term services contract for which it received an advance payment. The advance payment was recorded as deferred revenue and is recognized as revenue using the straight-line method over the life of the contract.

(r)	Deferred Lease Incentives

Lease incentives include rent-free periods, reduced rent, and costs paid by landlords on the Company’s behalf. Amortization on lease incentives is calculated using the straight line method over the term of the lease and recorded as a reduction to rent expense.

(s)	Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts. Capital leases are recorded as property and equipment with a corresponding obligation. Obligations under capital leases are reduced by lease payments net of imputed interest. Computer and phone operating lease expenses are recorded in selling, general, and administrative expenses. Branch leases are recorded in rent.

(t)	Operating Expenses

The direct costs incurred in operating the Company’s business have been classified as operating expenses. These costs include salaries and benefits of branch and regional employees, retention payments, rent expense, provision for loan losses, advertising, depreciation of branch property and equipment, and other costs incurred by the branches. Corporate expenses incurred by the Company are excluded from operating expenses, and include salaries and benefits of corporate employees, professional fees and legal costs.

(u)	Branch Closure Costs

When the Company announces branch closures the total estimated cost associated with the closures is recorded. The major components of branch closure costs are operating lease buyouts, severance and write-off of property and equipment.

(v)	Foreign Currency

The financial statements of the Company’s operations in the United Kingdom have been translated into Canadian dollars. Current assets and liabilities are translated at the current exchange rate at each period end while non-current assets and liabilities are translated at historical exchange rates. Statement of operations items are translated at the average exchange rate for the period. Resulting translation adjustments are made directly to the statement of operations and included in corporate expenses. Gains or losses from foreign currency transactions are included in corporate expenses.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(w)	Operating Segments

The Company conducts business through two operating segments; Canada and the United Kingdom. The segments were determined based on information that the Chief Executive Officer and Chief Operating Officer review. For certain disclosure requirements the Company’s two operating segments have been aggregated together based on the similar nature of the operations, customers and regulatory environment.

Note 2 – Changes in Accounting Policies and Practices

Recently Adopted Accounting Pronouncements:

Effective July 1, 2009, the Company adopted ASC Subtopic 820-20 (formerly FSP FAS 157-2 “Effective Date of FASB Statement No. 157”), which delayed the effective date of ASC 820 for non-financial assets or liabilities that are not required or permitted to be measured at fair value on a recurring basis to fiscal 2010. The adoption of this Subtopic did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company prospectively adopted ASC Subtopic 350-30 (formerly FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”). The adoption of this Subtopic did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company adopted the provisions of ASC paragraph 825-10-65-1 (formerly FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”), which increases the frequency of fair value disclosures. Financial instruments measured at fair value as at September 30, 2010, include cash and cash equivalents, which is classified as Level 1 in the fair value hierarchy.

Effective January 1, 2010, the Company adopted ASU No. 2010-06, “Improving Disclosures About Fair Value Measurements”. The ASU amends existing disclosure requirements under ASC 820 by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation.

Effective July 1, 2009, the Company adopted the FASB Accounting Standards Codification (ASC) (formerly issued as SFAS No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”). The adoption of the ASC changed the Company’s references to U.S. GAAP accounting standards but did not have a material impact on the Company’s consolidated financial statements.

The Company adopted prospectively the provisions outlined in FASB ASC Topic 805 “Business Combinations” (formerly SFAS No. 141R, “Business Combinations”) for all business combinations with an acquisition date on or after July 1, 2009. The adoption of the provisions of ASC Topic 805 did not have a material impact on the Company’s consolidated financial statements.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 2 – Changes in Accounting Policies and Practices (continued)

Recently Adopted Accounting Pronouncements (continued):

Effective July 1, 2009, the Company adopted EITF 08-6 “Equity Method Investment Accounting Considerations (included in ASC Subtopic 323-10).” EITF 08-6 applies to all investments accounted for under the equity method and clarifies the accounting for certain transactions and impairment considerations involving those investments. This section is effective for interim and annual financial statements beginning on or after December 15, 2008. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

The Company adopted prospectively the provisions outlined in FASB ASC 160 “Non-controlling Interest in Consolidated Financial Statements.” ASC 160 aligns the reporting of non-controlling interests in subsidiaries with the requirements of IAS 27. This statement provides similar guidance for accounting for changes in a parent’s ownership interest and deconsolidation of a subsidiary. This standard is effective for interim and annual reporting periods beginning on or after December 15, 2008. The adoption of the provisions of ASC Topic 160 did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company adopted ASC Topic 820 “Measuring Liabilities at Fair Value”. This update addresses practice difficulties caused by tension between fair-value measurements based on the price that would be paid to transfer a liability to a new obligor and contractual or legal requirements that prevent such transfers from taking place. This standard is effective for interim and annual reporting periods beginning on or after August 27, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In 2010, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Issue No. 09-J).” The Task Force reached a consensus that an employee share-based payment with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should be considered an equity classified award assuming all other criteria for equity classification are met. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-13 has not had a material impact on the Company’s consolidated financial statements.

In December 2010, FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-28 has not had any impact on the Company’s consolidated financial statements.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 2 – Changes in Accounting Policies and Practices (continued)

Recently Adopted Accounting Pronouncements (continued):

In December 2010, FASB issued ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. The objective of this is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The Task Force reached a consensus that if an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. This ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-29 has not had a material impact on the Company’s consolidated financial statements.

In May 2011, FASB issued ASU No. 2011-04 “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs.” This ASU was issued concurrently with IFRS 13, Fair Value Measurements, to provide largely identical guidance about fair value measurement and disclosure requirements. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. The Company is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable. The adoption of the provisions of ASU No. 2011-04 has not had a material impact on the Company’s consolidated financial statements.

In June 2011, FASB issued ASU No. 2011-05 “Comprehensive Income: Presentation of Comprehensive Income.” This ASU increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of the provisions of ASU No. 2011-05 has not had a material impact on the Company’s consolidated financial statements.

In January 2012, FASB issued ASU No. 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05.” This ASU defers the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income under ASU No. 2011-05.  The deferral is temporary until FASB reconsiders the operational concerns and needs of financial statement users.  Entities are still required to present reclassification adjustments within other comprehensive income either on the face of the statement that reports other comprehensive income or in the notes to the financial statements. The adoption of the provisions of ASU No. 2011-12 has not had a material impact on the Company’s consolidated financial statements.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 2 – Changes in Accounting Policies and Practices (continued)

Accounting Pronouncements Not Yet Adopted:

In September 2011, FASB issued ASU No. 2011-08 “Intangibles – Goodwill and Other”. This ASU will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The ASU is effective for fiscal years beginning after December 15, 2011. The Company is evaluating the impact of the adoption of the provisions of ASU No. 2011-08 on its consolidated financial statements.

In July 2012, FASB issued ASU No. 2012-02 “Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. This ASU attempts to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with “Intangibles – Goodwill and Other – General Intangibles Other than Goodwill (Subtopic 350-30)”. The Company is evaluating the impact of the adoption of the provisions of ASU No. 2012-02 on its consolidated financial statements.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 3 – Acquisition of Consumer Loans Portfolio

On January 31, 2012, the Company acquired a portfolio of consumer loans from third-party lenders for total consideration of $116,334. At the date of acquisition, the gross contractual principal and income of the acquired loan portfolio was $319,906.

The total consideration paid to third-party lenders was allocated to consumer loans receivable, intangible assets and the premium to acquire the portfolio of loans based on the fair value of each component. The determination of fair value of each component of the transaction was subject to management judgment and estimates of future cash flows, collection rates, forecasts and assumptions that a market participant would use in pricing the components. In accordance with U.S. GAAP the Company determined that the premium settled the pre-existing relationships between the Company and third-party lenders. Accordingly, the premium to acquire the loan portfolio was measured at its fair value and recorded as an expense in the Consolidated Statement of Operations as part of the acquisition transaction. The total consideration was allocated as set forth below:

Consumer loans receivable	$50,014
Non-compete agreement	15,524
Favorable supplier relationships	14,220
Proprietary knowledge	2,280
Premium paid to acquire the loan portfolio	36,820
Deferred tax liability	(2,524)
Total consideration	$116,334

Note 5 and Note 10 separately disclose the September 30, 2012 carrying amount of the acquired loan portfolio and related intangible assets respectively.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 4 – Cash

The significant components of cash are as follows:

	September 30	September 30
	2011	2012
Cash	$9,934	$13,598
Restricted cash	9,357	5,541
	$19,291	$19,139

As at September 30, 2012, restricted cash includes $3,100 (September 30, 2011 - $3,100) of funds held by a vendor as security related to agency arrangements and $2,441 advanced from third-party lenders in excess of consumer loans written to customers. As at September 30, 2011, restricted cash included $6,257 in funds to facilitate claims related to the British Columbia class action lawsuit settlement (Note 21 (a)).

Included in cash is approximately $4,640 (September 30, 2011 - $3,611) of cash that was in transit as a result of pre-authorized debit, facilitated by a vendor.

Note 5 – Consumer Loans Receivable, net

	September 30	September 30
	2011	2012
Short-term advances receivable	$6,799	$50,834
Term loans receivable	765	569
Line of credit receivable	-	849
Allowance for consumer loan losses	(2,783)	(26,397)
Consumer loans receivable originated by the Company	4,781	25,855
Acquired loan portfolio	-	6,585
	$4,781	$32,440

a)	Consumer Loans Receivable Originated by the Company

Age analysis of Consumer Loans Receivable:

	September 30	September 30
	2011	2012
Consumer loans receivable
Current	$2,176	$17,019
1-30 days past due date	856	8,791
31-60 days past due date	531	3,934
61-90 days past due date	417	3,469
Greater than 90 days past due date	3,584	19,039
Consumer loans receivable	7,564	52,252
Allowance for consumer loan losses	(2,783)	(26,397)
	$4,781	$25,855

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 5 – Consumer Loans Receivable, net (continued)

a)	Consumer Loans Receivable Originated by the Company (continued)

Allowance for Consumer Loan Losses:

	September 30	September 30
	2011	2012
Balance, beginning of period	$511	$2,783
Provisions made for loan losses	2,559	31,004
Charge-offs	(287)	(7,408)
Effect of foreign exchange translation	-	18
Balance, end of period	$2,783	$26,397

Transfer of Loans

During the year ended September 30, 2012, the Company transferred $17,600 (2011 - $nil, 2010 - $nil) of net consumer loans to its third party lenders in exchange for cash. The loans were transferred at fair value and no gain or loss was recorded.  Included in the allowance for consumer loan losses is $6,500 for charge-offs relating to transferred loans.

b)	Acquired Loan Portfolio

The following table summarizes information for the portfolio of loans acquired during the year ended September 30, 2012:

	At Acquisition	September 30
	January 31, 2012	2012
Contractually required payments including interest	$319,906	$276,918
Nonaccretable difference	(268,415)	(269,888)
Cash flows expected to be collected	51,491	7,030
Accretable yield	(1,477)	(445)
Carrying amount	$50,014	$6,585

Changes in the accretable yield on acquired loans are summarized as follows for the year ended September 30, 2012:

Accretable yield, at acquisition	$(1,477)
Accretion	1,032
Accretable yield, September 30, 2012	$(445)

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 6 – Other Receivables and Other Income

(a)	Other Receivables

	September 30	September 30
	2011	2012
Due from investee corporations	$61	$3
Due from vendors for agency services	11,143	12,332
Other	2,052	7,606
	$13,256	$19,941

Long term portion:
Other	681	2,609
	$12,575	$17,332

Due from Vendors

Due from vendors includes $12,332 (September 30, 2011 - $11,143) of short term receivables from our vendors, with which the Company has agency arrangements to provide bank accounts, debit and prepaid mastercard and insurance products to our customers. Included in this amount is $10,492 (September 30, 2011 - $10,091) due from one vendor.

Other

Amounts included in Other are amounts due from the third-party administrator of the British Columbia class action settlement funds (Note 21 (a)(i)), amounts from the sale of a business and amounts due in the normal course of business.

(b)	Other Income

	September 30	September 30	September 30
	2010	2011	2012
Agency fee income from ancillary services	$36,706	$46,809	$39,847
Other income	13,153	6,467	9,571
	$49,859	$53,276	$49,418

Note 7 – Branch Closure Costs

During the year ended September 30, 2012, with better clarity regarding the impact of market regulations the Company reassessed its locations and branch distribution. As a result, the Company closed 63 of its lower performing branches in Canada (2011 – nil, 2010 - nil) and incurred $1,574 in branch closure costs. The charges included $1,389 relating to lease buy-out costs, $60 in employee severance and benefit costs, and $125 in other costs. See Note 9 regarding asset impairment charges related to the closed branches.

Of the $1,574 of branch closure costs recorded, $879 (2011 - $nil, 2010 - $nil) is included in accrued liabilities as at September 30, 2012. The Company expects these accrued liabilities to be settled within one year.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 8 – Long-Term Investments

(a)	The Cash Store Australia Holdings Inc. (“AUC”)

The Company owns 3,000,000 shares, or approximately 18.3% of the outstanding common shares of AUC, acquired at a price of $0.06 per share. The carrying amount of this investment is $nil (2011 - $nil). At September 30, 2012, the aggregate quoted market value of the Company’s investment in AUC was $570.

(b)	RTF Financial Holdings Inc. (“RTF”)

The Company owns 6,000,000 shares, or approximately 15.7%, of RTF acquired at a price of $0.06 per share. The carrying amount of this investment is $nil (2011 - $nil). No aggregate quoted market value of the Company’s investment in RTF exists as the company is not publicly traded.

Note 9 – Property and Equipment

	September 30
	2012
		Accumulated	Net Book
	Cost	Depreciation	Value

Leasehold improvements	$31,804	$19,468	$12,336
Fixtures, furniture, and equipment	13,598	7,422	6,176
Computer hardware	7,201	4,423	2,778
Signs	6,606	4,839	1,767
Vehicle	77	28	49
Land	51	-	51
	$59,337	$36,180	$23,157

	September 30
	2011
		Accumulated	Net Book
	Cost	Depreciation	Value

Leasehold improvements	$28,887	$15,491	$13,396
Fixtures, furniture, and equipment	12,794	6,444	6,350
Computer hardware	6,463	3,596	2,867
Signs	7,533	4,670	2,863
Vehicle	77	15	62
Land	51	-	51
	$55,805	$30,216	$25,589

Cost and accumulated depreciation of property and equipment as at September 30, 2012 included $16,826 (2011 - $13,866) of fully depreciated assets.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 9 – Property and Equipment (continued)

Corporate Head Office Lease

The Company entered into a lease arrangement for the construction and occupancy of a new corporate head office. The Company carried certain risks for cost overruns during construction and for accounting purposes resulted in the Company being deemed to be the owner of the property. During the year the Company recorded an asset and offsetting obligation in recognition of deemed ownership during the construction period.

On September 1, 2012 construction of the property was complete and the Company determined the ongoing leasing arrangement with the landlord should be classified as an operating lease. As a result, the asset and related obligation were derecognized through a deemed sale and leaseback to the landlord with no gain or loss incurred. Future operating lease payments for the new corporate head office are included in Note 20. As at September 30, 2012, the Company has recorded $3,691 of leasehold improvements as property and equipment associated with the corporate head office.

Property and equipment includes the following capital leases:

	September 30
	2012
		Accumulated	Net Book
	Cost	Depreciation	Value

Computer hardware	$2,814	$1,761	$1,053
Fixtures, furniture and equipment	1,661	851	810
	$4,475	$2,612	$1,863

	September 30
	2011
		Accumulated	Net Book
	Cost	Depreciation	Value

Computer hardware	$2,171	$1,163	$1,008
Fixtures, furniture and equipment	903	653	250
	$3,074	$1,816	$1,258

Depreciation of property and equipment for the year ended September 30, 2012, includes $796 (2011 - $165, 2010 - $821) relating to property and equipment under capital leases.

During the year ended September 30, 2012, additions to property and equipment included $1,401 (2011 - $121) of assets that were acquired by means of capital lease.

Impairment of Property and Equipment

During the year ended September 30, 2012, the Company identified 64 branches (2011 – nil, 2010 - nil) for which the carrying amount of the property and equipment exceeded its recoverable amount. As a result, the Company recorded an impairment charge of $3,425 (2011 - $nil, 2010 - $nil) to reduce the carrying amount of property and equipment in these branches to its fair value. The property and equipment impaired included leasehold improvements, fixtures, furniture and equipment, signage, and computer equipment.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 10 – Intangible Assets

	September 30
	2012
		Accumulated	Net Book
	Cost	Amortization	Value

Customer contracts, relationships, lists and other	$962	$938	$24
Favorable supplier relationships	14,220	1,375	12,845
Non-compete agreements	16,031	2,369	13,662
Proprietary knowledge	2,280	300	1,980
Computer software	8,798	2,849	5,949
Brand name	5,300	-	5,300
	$47,591	$7,831	$39,760

	September 30
	2011
		Accumulated	Net Book
	Cost	Amortization	Value

Customer contracts, relationships, lists and other	$962	$917	$45
Non-compete agreements	507	249	258
Computer software	6,717	1,742	4,975
Brand name	5,300	-	5,300
	$13,486	$2,908	$10,578

Cost and accumulated amortization of computer software, customer contracts, relationships, lists and other as at September 30, 2012 included $1,303 (2011 - $1,291) of fully amortized assets.

The estimated annual amortization expense for the next five years for intangible assets subject to amortization is as follows:

Fiscal year ending September 30	2013	2014	2015	2016	2017
Amortization expense for intangible assets	$7,364	$7,147	$6,886	$6,400	$3,890

Note 11 – Goodwill

	September 30	September 30
	2011	2012
Balance, beginning of period	$39,108	$39,133
Goodwill acquired	25	-
Other	-	552
Balance, end of period	$39,133	$39,685

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 12 – Accrued Liabilities

	September 30	September 30
	2011	2012
Class action settlements Note 21 (a)	$4,185	$4,254
Accrued salaries and benefits	2,808	2,807
Amounts due to third party lenders	8,487	5,782
Interest accrued on long-term debt - Note 14	-	2,540
Other accruals	5,714	5,305
	$21,194	$20,688

The amounts due to third-party lenders include funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, any approved and un-paid retention payments, and loan repayments and interest amounts collected from customers. Amounts due to third-party lenders are non-interest bearing, unsecured and have no specified repayment terms.

Note 13 – Income Taxes

(a)	Provision for Income Taxes

The income tax provision differs from the amount that would be computed by applying the federal and provincial statutory income tax rates of 26.5% (2011 – 28.0%, 2010 – 29.1%) to income as a result of the following:

	September 30	September 30	September 30
	2010	2011	2012
Income before income taxes	$37,761	$14,667	$(56,230)
Computed tax expense at statutory income tax rates	$11,011	$4,107	$(14,873)
Change in enacted tax rates	(1)	(31)	108
Adjustment for prior year immaterial errors	-	1,180	(245)
Change in valuation allowance	-	-	1,980
Stock-based compensation	319	206	186
Rate difference on losses available for carry-back	-	-	(532)
Permanent differences and other	(32)	163	235
Total income tax provision	$11,297	$5,625	$(13,141)

As at September 30, 2012, the Company has a tax loss carry forward in the amount of $8,387 (September 30, 2011 - $689).

The Company’s tax positions for 2008 to present in Canada remain subject to examination by tax authorities. The Company’s tax position for the current fiscal year in the United Kingdom remains subject to examination by tax authorities.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 13 – Income Taxes (continued)

(b)	Deferred Income Taxes

The tax effects that give rise to significant portions of the deferred income tax assets and liabilities are presented below:

	September 30	September 30
	2011	2012
Deferred income tax assets:
Current:
Accrued liability for class action settlements and other temporary differences	$1,078	$2,222
Premium paid to acquire the loan portfolio	-	3,814
Loan loss provision	450	4,450
	$1,528	$10,486
Non-current:
Losses available to be carried forward	150	2,404
Property and equipment, intangible assets and goodwill	320	2,300
Deferred lease inducements	308	200
Deferred revenue	1,647	85
Discount on senior secured notes	-	1,032
Valuation allowance for deferred tax assets	-	(1,980)
	$2,425	$4,041

Deferred income tax liabilities:
Property and equipment, intangible assets, goodwill and other	$(2,356)	$(6,449)

In assessing the realizability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of taxable income during the period in which those temporary differences become deductible. The Company has assessed that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred income tax asset considered realizable, however, could be reduced in the near term if estimates of taxable income during the carry-forward period are reduced.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 14 – Senior secured notes

On January 31, 2012, the Company issued, through a private placement in Canada and the U.S., $132.5 million of 11.5% Senior Secured Notes (the “Notes”).  The Notes mature on January 31, 2017 and bear interest on the aggregate principal amount from the date of issue at 11.5% per annum payable on a semi-annual basis in equal installments on January 31 and July 31 of each year, commencing in July of 2012. The notes were issued at a price of 94.608% resulting in an effective interest rate of 13.4%.

The Company used the majority of the proceeds of the Notes to acquire a portfolio of consumer loans as described in Note 3.

The Notes are guaranteed, jointly and severally, on a senior secured basis, by each of the Company’s existing and future restricted subsidiaries that guarantee indebtedness or indebtedness of any subsidiary guarantor under any carve-out for credit facility. The Notes are secured on a second-priority basis by liens on all of the Company’s and its restricted subsidiaries’ existing and future property subject to specified permitted liens and exceptions. Any future credit facility as well as certain other future debt will be secured by a first-priority lien on this collateral.

The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 31, 2014 at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if redeemed during the periods set forth below.

For the period below	Percentage
On or after July 31, 2014	103.084%
On or after January 31, 2015	102.091%
On or after July 31, 2015	101.127%
On or after January 31, 2016	101.194%
On or after July 31, 2016	100.000%

Prior to July 31, 2014, the Company is entitled at its option on one or more occasions to redeem up to 35% of the aggregate principal amount of the Notes originally issued under a trust indenture (the “Trust Indenture”) at a redemption price of 111.5% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if:

•	such redemption is made with the proceeds of one or more Equity Offerings as defined in the Trust Indenture;
•	at least 65% of the aggregate principal amount of the Notes (including Additional Notes) originally issued under the Trust Indenture remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or any of its subsidiaries); and
•	the redemption occurs within 90 days of such Equity Offering.

If a change in control occurs, the holders of the Notes will have the right to require the Company to purchase all or a portion of the Notes, at a purchase price in cash equal to 101% of the principal amount of the Notes offered for repurchase plus accrued interest to the date of purchase.

As at September 30, 2012, the Company was in compliance with all of the covenants in the Trust Indenture.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 15 – Deferred Revenue

	September 30	September 30
	2011	2012
Current	$1,194	$1,000
Long-term	4,917	3,917
	$6,111	$4,917

On September 1, 2010, the Company entered into an agreement with Ria Financial Services, a division of Euronet Worldwide Inc. to supply money transfer services across the Company’s network of branches in Canada. The Company received a $7,000 signing bonus, which is recognized into revenue using the straight-line method over the 7 year term of the agreement.

Note 16 – Obligations under Capital Leases and other Obligations

The Company has entered into capital leasing and other obligation arrangements related to leasehold improvements, office furniture and equipment:

	September 30
	2012
	Aggregate	Less Imputed
	Due	Interest	Net
Various leases and other obligations - repayable in monthly instalments totalling $72 including imputed interest ranging from nil - 19.8%; due to mature between 2012 - 2027; secured by assets with an aggregate carrying amount of $4,834.	$7,281	$2,493	$4,788
Less current portion	1,565	385	1,180
	$5,716	$2,108	$3,608

	September 30
	2011
	Aggregate	Less Imputed
	Due	Interest	Net
Various leases and other obligations - repayable in monthly instalments totalling $57 including imputed interest ranging from nil - 19.8%; due to mature between 2012 - 2015; secured by assets with an aggregate carrying amount of $1,258.	$1,421	$126	$1,295
Less current portion	761	102	659
	$660	$24	$636

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 16 – Obligations under Capital Leases and other Obligations (continued)

The capital lease and other obligation repayments are due as follows:

	Aggregate	Less Imputed
	Due	Interest	Net
2013	$1,565	$385	$1,180
2014	1,002	323	679
2015	704	261	443
2016	628	224	404
2017	381	198	183
2018 and thereafter	3,001	1,102	1,899
	$7,281	$2,493	$4,788

During the year ended September 30, 2012, the Company incurred interest charges related to capital leases and other obligations in the amount of $222 (2011 - $147, 2010 - $179). These changes have been included in selling, general, and administrative expenses.

Note 17 – Share Capital

(a)	Issued share capital

	September 30		September 30
	2011		2012
	Number of Shares	Amount	Number of Shares	Amount
Authorized:
Unlimited common shares with no par value

Issued:

Balance, beginning of period	17,085,727	$43,468	17,419,214	$46,149
Transfer from contributed surplus for stock
options exercised	-	572	-	211
Options exercised	183,487	939	77,432	292
Warrants exercised	150,000	1,170	-	-
Balance, end of period	17,419,214	$46,149	17,496,646	$46,652

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 17 – Share Capital (continued)

(b)	Options to Employees and Directors

The Company has a stock option plan for certain employees, officers and directors. Options issued under the plan have vesting terms that vary depending on date granted and other factors. All stock options must be exercised over specified periods not to exceed five years from the date granted.

	September 30		September 30
	2011		2012
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Outstanding, beginning of year	1,019,322	$8.07	979,168	$9.42
Granted	155,000	12.96	325,000	5.88
Exercised	(183,487)	5.12	(77,432)	3.77
Expired	(10,000)	5.52	-	-
Forfeited	(1,667)	8.80	(7,500)	8.80
Outstanding, end of year	979,168	9.42	1,219,236	8.84
Exercisable, end of year	505,832	$6.84	662,573	$8.87

At September 30, 2012, the number outstanding, the weighted average remaining contractual life, the weighted average exercise price and the number of options exercisable are as follows:

Fiscal Year Granted	Number Outstanding	Weighted Average Remaining Term	Weighted Average Exercise Price	Number Exercisable
2008	162,834	4 mos.	$3.88	162,834
2009	169,733	18 mos.	6.66	169,733
2010	406,669	28 mos.	12.53	278,341
2011	155,000	45 mos.	12.96	51,665
2012	325,000	64 mos.	5.88	-
	1,219,236	35 mos.	$8.84	662,573

The fair value of common share options is estimated at the grant date using the Black-Scholes option pricing model based on the following weighted average assumptions:

	September 30	September 30
	2011	2012
Risk free interest rate	1.6%	1.3%
Expected life (years)	3	4
Expected volatility	39.0%	45.5%
Expected dividends	3.7%	5.3%

The weighted average grant-date fair value of options granted was estimated at $1.36 (September 30, 2011 - $2.72) per option.

The Company is authorized to issue an additional 1,790,735 equity share options under its existing stock option plan.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 17 – Share Capital (continued)

(b)	Options to Employees and Directors (continued)

A summary of the status of the Company's nonvested share options as of September 30, 2011, and the changes during the year ended September 30, 2012, is presented below:

	September 30		September 30
	2011		2012
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Nonvested, beginning of period	697,678	$9.48	473,336	$12.17
Granted	155,000	12.96	325,000	5.88
Vested	(377,675)	7.53	(239,173)	11.51
Forfeited	(1,667)	8.80	(2,500)	8.80
Nonvested, end of period	473,336	$12.17	556,663	$8.80

The pre-tax intrinsic value of options exercised during the year ended September 30, 2012, was $162 (September 30, 2011 - $1,593). The total fair value of options that vested during the year ended September 30, 2012, was $765 (September 30, 2011 - $1,053).

As at September 30, 2012, the aggregate intrinsic value of options outstanding was $296 (2011 - $1,610), while the aggregate intrinsic value of the options that are currently exercisable was $296 (2011 - $1,521).

As at September 30, 2012, there was $622 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 2.2 years.

For the year ended September 30, 2012, the total cash received for stock options exercised totaled $292 ($939 and $1,725 respectively for the year ended September 30, 2011 and fifteen months ended September 30, 2010).

(c) Warrants to outside agents

	September 30		September 30
	2011		2012
	Number of Warrants	Weighted Average	Number of Warrants	Weighted Average
Balance, beginning of year	150,000	$7.80	nil	nil
Issued	nil	nil	nil	nil
Exercised	150,000	7.80	nil	nil
Expired	nil	nil	nil	nil
Balance, end of year	nil	nil	nil	nil
Exercisable for shares, end of year	nil	nil	nil	nil

On May 14, 2009, the Company entered into an agreement for the exclusive financing services of a financing agent. In consideration of providing these financial advisory and agency services, non-transferrable warrants up to a total of 150,000 common shares in the Company were issued at a strike price of $7.80 per share expiring on May 14, 2011. On April 26, 2011, the Company received $1,170 of proceeds related to the 150,000 warrants being exercised by the financing agent.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 18 – Per Share Amounts

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to common shares equaled diluted income attributable to common shares for all periods presented.

	September 30	September 30
	2011	2012
Basic total weighted average common shares outstanding	17,259,196	17,431,809
Effect of dilutive securities
Share option awards	369,345	-
Warrants	34,839	-
Diluted total weighted average common shares outstanding	17,663,380	17,431,809

For the year ended September 30, 2012, there were 1,219,236 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share.

Note 19 – Dividends

	September 30
	2012
	Declared effective	Paid to shareholders	Total
Dividend per Common Share
Dividend $0.12	November 16, 2011	December 14, 2011	$2,091
Dividend $0.12	February 8, 2012	March 7, 2012	2,091
Dividend $0.06	May 10, 2012	June 7, 2012	1,039
Dividend $0.06	August 10, 2012	September 7, 2012	1,049
			$6,270

	September 30
	2011
	Declared effective	Paid to shareholders	Total
Dividend per Common Share
Dividend $0.10	December 6, 2010	December 21, 2010	$1,710
Dividend $0.12	February 7, 2011	February 21, 2011	2,062
Dividend $0.12	May 9, 2011	May 24, 2011	2,084
Dividend $0.12	August 10, 2011	August 25, 2011	2,073
			$7,929

	September 30
	2010
	Declared effective	Paid to shareholders	Total
Dividend per Common Share
Dividend $0.14	September 9, 2009	September 24, 2009	$2,342
Dividend $0.10	October 28, 2009	November 26, 2009	1,676
Dividend $0.10	February 10, 2010	February 25, 2010	1,694
Dividend $0.10	May 11, 2010	May 26, 2010	1,701
Dividend $0.10	August 11, 2010	August 26, 2010	1,707
			$9,120

The Company reviews its dividend distribution policy on a quarterly basis, evaluating its financial position, profitability, cash flow and other factors the Board of Directors considers relevant.

The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the Indenture governing the Notes. The Company remains in compliance with all covenants under this Indenture.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 20 – Commitments

Operating Lease Commitments

The Company is committed to future minimum annual operating lease payments for office and branch premises, which expire through 2027 as follows:

Aggregate Lease Payments
2013	$19,261
2014	15,829
2015	11,165
2016	5,926
2017	4,294
Thereafter	16,294
$72,769

Note 21 – Litigation, Claims and Contingencies

(a)	Litigation and Claims

(i)	British Columbia

March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle. The settlement was approved by the Court. The settlement does not constitute any admission of liability by the Company.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition,

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 21 – Litigation, Claims and Contingencies (continued)

(i)	British Columbia (continued)

March 5, 2004 Claim (continued)

the Company paid the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, a total expense of $10,921 ($3,206 in the year ended September 30, 2011 and $2,715 in the fifteen months ended September 30, 2010) has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund. It is possible that additional settlement costs could be required in the future. As at September 30, 2012, there is an accrual of $4,085 (September 30, 2011 - $4,039) related to settlement costs.

September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against The Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who, on or after November 1, 2009 borrowed a loan from the Company, and that the Company charged, required or accepted an amount that is in excess of 23% amount loaned of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The class members, in an order pursuant to s. 112.10(2) and s. 172(3)(a) of the BPCPA are seeking that the Company refund all monies paid in excess of the loan principal of each payday loan, including the cash card fee amounts, the loan fees, and any other fees or changes collected by the Company in relation to the payday loan, damages and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Court considers appropriate.

The Company believes that it has conducted its business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

(ii)	Alberta

January 19, 2010 Claim

The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of our customers’ third-party lenders, directors and officers added to the claim.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 21 – Litigations, Claims and Contingencies (continued)

(ii)	Alberta (continued)

January 19, 2010 Claim (continued)

The Company agreed to a motion to certify the class proceeding if the third party lenders, officers and directors were removed as defendants. Class counsel agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

The Company believes that it conducted its business in accordance with applicable laws and is defending the action vigorously. As at September 30, 2012, a total of $100 (September 30, 2011 - $100) has been accrued related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen’s Bench by Kostas Efthimiou against The Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced were in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

(iii)	Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store Financial and Instaloans Inc. proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who obtained a payday loan from The Cash Store Financial or Instaloans Inc. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Code.

On February 22, 2012, the Manitoba Court determined that large portions of the plaintiff’s claim could not proceed as they have already been resolved in a judgment and settlement approved by the Ontario Superior Court of Justice in 2008. To the extent that limited portions of the Ontario judgment were not enforced in Manitoba, the Company has appealed the Manitoba decision. The Manitoba Court has not yet determined whether any remaining portions of the plaintiff’s claim should be certified as a class proceeding.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 21 – Litigations, Claims and Contingencies (continued)

(iii)	Manitoba (continued)

To the extent any subject matter of the claim was not resolved by the February 22, 2012 judgment, the Company believes that it has conducted business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

(iv)	Ontario

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against The Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

The class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the class members.

The Company believes that it has conducted business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

(b)	Contingencies

(i)  Third-Party Lenders

In addition to direct lending, the Company acts as a broker on behalf of consumers seeking short term advances. The funding of the advances is provided directly to the customers by third-party lenders. The Company has entered into business arrangements with a number of third-party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information, as well as, loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the Company. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. The Company’s contingent risk is the balance of the third-party lender’s loan portfolio which totalled $27,792 as at September 30, 2012 (2011 - $104,581).

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 21 – Litigations, Claims and Contingencies (continued)

(b)	Contingencies

(i)	Third-Party Lenders (continued)

To date, no claims have been made by the third-party lenders and no payments have been made or accrued by the Company pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

(ii)	British Columbia Compliance Order

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. The Company has agreed to abide by the Order. On November 30, 2012, Consumer Protection BC issued a supplementary compliance order directing that unclaimed refund amounts to a maximum of $1.1 million be deposited into a consumer protection fund. The Company is appealing the supplementary compliance order. The estimated exposure with respect to this order is between $248 and $1.1 million including penalties, legal costs and additional costs. The Company has accrued $248 related to the Order as at September 30, 2012.

Note 22 – Related Party Transactions

(a)  The Cash Store Australia Holdings Inc.

The Company provided administrative services to AUC. The Company had a services agreement with AUC to provide ongoing services such as financial and accounting support, administrative services, and the use of the Company’s information technology and telecommunication systems. The agreement expired on June 30, 2012.

Included in selling, general, and administrative expenses is a recovery of $284 (2011 - $363, 2010 - $362) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. As at September 30, 2012, the Company has a $3 (2011 - $16) receivable from AUC. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. The receivable was repaid subsequent to year-end.

(b)  RTF Financial Holdings Inc.

The Company had a services agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. The agreement expired on June 30, 2012.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 22 – Related Party Transactions (continued)

(b) RTF Financial Holdings Inc. (continued)

Included in selling, general, and administrative expenses is a recovery of $140 (2011 - $240, 2010 - $120) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

As at September 30, 2012, the Company has a $nil (2011 - $45) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment.

(c) Third-party Lenders

(i)

A privately held entity that raises capital and provides loans to the Company’s customers (third-party lender) is controlled by the father of Cameron Schiffner, the Senior Vice President of Operations of the Company. In addition, Cameron Schiffner’s brother is a member of management of AUC and is a member of management of the third-party lender. The Company’s relationship with the privately held entity predates Cameron Schiffner’s employment with the Company. Included in retention payments are $4,185 (2011 - $11,674, 2010 - $13,531) of amounts paid or payable directly to this third-party lender. During the year, the Company transferred consumer loans receivable, net of the provision for loan losses, of $3,914 to this third-party lender for consideration of $3,914. As part of the acquisition of the consumer loans portfolio on January 31, 2012 as described in Note 3, $45,520 of the total purchase consideration was paid to this third-party lender and the acquisition agreement was signed on behalf of the third-party lender by Cameron Schiffner’s brother. As at September 30, 2012, included in accrued liabilities is $659 (September 30, 2011 - $2,281) due to the third-party lender.

(ii)

An immediate family member of Michael Shaw, a director of the Company, advanced funds to a privately held entity that raised capital and provided loans to the Company’s customers (third-party lender) prior to the acquisition of the consumer loans portfolio on January 31, 2012. Bruce Hull, who is a director of AUC, also advanced funds to this third-party lender. Included in retention payments are $1,377 (2011 - $4,801, 2010 - $6,186) paid or payable directly to this third-party lender. As part of the acquisition of the consumer loans portfolio on January 31, 2012 as described in Note 3, $23,944 of the total purchase consideration was paid to this third-party lender of which $12,885 was settled by the issuance of the Notes. As at September 30, 2012, included in accrued liabilities is $nil (September 30, 2011 - $1,257) due to this third-party lender.

(iii)

A privately held entity that began acting as third-party lender after January 31, 2012 is controlled by Bruce Hull. Included in retention payments are $36 (2011 - $nil, 2010 - $nil) paid or payable directly to this third third-party lender. As at September 30, 2012, included in accrued liabilities is $166 (September 30, 2011 - $nil) due to this third-party lender.

All transactions with third-party lenders have been measured at the exchange amount, which is the amount of consideration agreed to by the Company and the third-party lenders.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management

(a) Fair Values

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy based on the reliability of inputs are as follows:

•	Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 – inputs used in a valuation technique are not based on observable market data in determining fair values of these instruments.

The fair values of financial instruments are determined with respect to the hierarchy that prioritizes the input to fair value measurement. In the absence of an active market, the Company determines fair value by using valuation techniques that refer to observable market data or estimated market prices. Fair values are inherently judgmental, thus the estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The carrying value of other receivables, consumer loans receivable net, accounts payable and accrued liabilities approximate their fair values (Level 2 measurements) due to the relatively short-term nature of these balances. The fair value of obligations under capital leases and senior secured notes are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk for similar terms and types of arrangements. Based on estimates, the fair values (a Level 2 measurement) of the Company’s obligation under capital lease and other obligations and senior secured notes as at September 30, 2012 and 2011 are not significantly different than their carrying value.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments:

			September 30		September 30
			2011		2012
	Classification	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash	Held-for-trading	1	$19,291	$19,291	$19,139	$19,139
Other receivables	Loans and receivables	2	12,575	12,575	13,223	13,223
Consumer loans receivable	Loans and receivables	2	4,781	4,781	32,440	32,440
Long term receivable	Loans and receivables	2	$681	$681	$6,718	$6,718
Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	2	$22,989	$22,989	$21,743	$21,743
Obligations under capital leases and other obligations	Other financial liabilities	2	1,295	1,295	4,788	4,788
Senior secured notes	Other financial liabilities	2	$-	$-	$126,033	$131,906

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management (continued)

(b) Risk Management

The Company is exposed to a number of financial risks in the normal course of its business operations, including market risks as well as credit and liquidity risks. The nature of the financial risks and the Company’s strategy for managing these risks has not changed significantly from the prior year.

Market risk is the risk of loss that results from changes in market factors such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets, and contract portfolios.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company's risk management policies. To manage the exposure to changes in market risk, management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company's operating activities. The following summarizes the types of market price risks to which the Company is exposed, and the risk management instruments applied to mitigate them. The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts. The Company does not currently use derivative financial instruments to manage its market risks and does not hold or issue derivative financial instruments for trading or speculative purposes.

(i)	Currency Risk

Currency risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As the Company has operations in the United Kingdom, it is exposed to risk from changes in the exchange rates between the Canadian dollar and the British pound. While the Company attempts to match cash outlays with cash inflows in the same currency, fluctuations in exchange rates creates volatility with cash flows and reported amounts for revenues and expenses on a period-to-period basis, however, this is not considered significant to the Company.

Based on a 315 basis point increase/decrease in the foreign exchange rate occurring in the year ending September 30, 2012, net loss would increase/decrease by $517 as it relates to financial assets and liabilities denominated in the British pound as at September 30, 2012. Analysis of the effects of hypothetical foreign exchange changes are based on assumptions, including the maintenance of the existing levels and composition of assets and liabilities, and should not be relied on as indicative of actual or future results.

(ii)	Interest Rate Risk

The Company does not have any variable interest bearing obligations; therefore, the Company’s exposure to interest rate fluctuations relative to financial instruments is minimal.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management (continued)

(iii)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash, other receivables, consumer loans receivable, and long-term receivable. The maximum amount of credit risk exposure is limited to the carrying amount of the balances disclosed in these financial statements.

The best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst case scenario and does not reflect results expected by the Company, is as set out in the following table:

	September 30	September 30
	2011	2012
Cash - Note 4	$19,291	$19,139
Consumer loans receivable, net - Note 5	4,781	32,440
Other receivables - Note 6	12,575	13,223
Long-term receivable - Note 6	681	6,718
	$37,328	$71,520

Cash: Credit risk associated with cash is minimized substantially by ensuring that these financial assets are placed with reputable financial institutions that have been accorded strong investment grade ratings by a primary rating agency.

Other receivables: Other receivables include amounts owing to the Company from various parties. Included within other receivables are amounts of $12,223 whereby a significant portion is owed by two different parties and as such, these balances represent a concentration of credit risk to the Company. For such parties, the Company trades with entities that are assessed as being credit worthy and the Company maintains an ongoing review of their credit status. The balance of other receivables is owed by a large number of parties that individually owe amounts to the Company that are not significant in value as at September 30, 2012.

Consumer loans receivable: The Company also directly lends to its customers and has no significant concentration of credit risk with any particular individual related to short-term advances.

Credit risk relates to the possibility of default of payment on the Company’s consumer loans receivable. The Company performs on-going credit evaluations, and reviews the aging of the receivable, payment history and other factors, and it establishes a provision for loan losses when it is determined that a loan is impaired.

Refer to Note 5 for an analysis of the age of consumer loans receivable originated by the Company as of September 30, 2012 and the activity related to the Company’s allowance for consumer loan losses.

The Company makes significant estimates in respect of the allowance for consumer loan losses. Historical information is considered when determining whether past-due accounts should be provided for and the same factors are considered when determining whether to write off amounts charged to the allowance against the consumer loans receivable.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management (continued)

(b)    Risk Management (continued)

(iii)   Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The maximum exposures to liquidity risk are represented by the carrying amount of accounts payable and accrued liabilities, as well as payment obligations under capital leases and senior secured notes, which are made up of the following:

	Carrying Amount	Contractual Cash Flows	Less Than 1 Year	1-3 Years
Accounts payable and accrued liabilities	$21,743	$21,743	$21,743	$-
Obligations under capital leases (including interest)	4,788	7,280	1,565	2,335
Senior secured notes	126,033	198,529	15,238	45,713
	$152,564	$227,552	$38,546	$48,048

Note 24 – Management of Capital

The Company’s objective when managing capital is to provide a return to its shareholders by fairly pricing its services with the associated level of risk while being able to sufficiently fund future growth initiatives. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which is comprised of share capital, contributed surplus and retained earnings.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestures, as well as capital and operating budgets.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it based on economic or regulatory changes. In order to maintain or modify the capital structure, the Company may seek additional sources of capital.

The Company’s capital management objectives, policies and procedures were unchanged since the prior year-end.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 25 – Segmented Information

The following is a summary of revenue and long-lived assets for the Company’s geographical segments:

	Fifteen months ended	Year ended	Year ended
	September 30	September 30	September 30
	2010	2011	2012

REVENUE
Canada	$220,110	$187,356	$177,186
United Kingdom	408	2,543	10,226
	$220,518	$189,899	$187,412

	September 30	September 30
	2011	2012

LONG-LIVED ASSETS
Canada	$74,178	$99,972
United Kingdom	1,122	2,630
	$75,300	$102,602

Long-lived assets include property and equipment, intangible assets and goodwill.

Note 26 – Subsequent Events

(a)	Litigation and Claims

(i)	Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against The Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

(ii)	Manitoba

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against The Cash Store Financial Services Inc., The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company charged amounts in excess of the maximum allowable limit on the total cost of credit permitted by the Consumer Protection Act, R.S.M. 1987, c. C-200, as am., and the Payday Loan

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTMBER 30, 2010

(in thousands, except share and per share amounts)

Note 26 – Subsequent Events (continued)

(a)	Litigation and Claims (continued)

(ii)	Manitoba (continued)

Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

In all cases, the Company believes that it conducts its business in accordance with applicable laws in each of the jurisdictions noted and will be defending these actions vigorously both with respect to certification as a class proceeding and on each action’s merits. However, the likelihood of loss, if any, is not determinable. Accordingly, no provision has been made for these actions

(b)	Special Investigation

Subsequent to September 30, 2012, the Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 and included allegations regarding the existence of undisclosed related party transactions in connection with the acquisition. In response to this allegation, legal counsel to a special committee of independent directors of the Company (the “Special Committee”) has retained an independent accounting firm to conduct a special investigation. As of the release date of these consolidated financial statements, the scope of the investigation has been determined by the independent accounting firm and the Special Committee. However, the investigation has not yet been completed and the findings, if any, are not yet known. The investigation may have an impact on the accounting for the loan acquisition transaction and/or on the accounting for, and disclosure of, any related party transactions; however, the Company does not believe that the outcome of the special investigation will impact the current accounting and disclosure in these consolidated financial statements.

