Form 40-F/A
period 2011-09-30
Cash Store Financial Services Inc.
filed 2013-05-28
CIK 1490658

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

15511-123 Avenue

Edmonton, Alberta, Canada T5V 0C3

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

Yes ☑  No ☐

EXPLANATORY NOTE

On November 17, 2011, the Registrant filed its annual report on Form 40-F for the year ended September 30, 2011 (the “Annual Report”). On November 18, 2011, the Registrant filed an amendment under Form 40-F/A to correct certain typographical errors in their Management Discussion & Analysis for the year ended September 30, 2011 (“MD&A”) A corrected version of the registrant’s MD&A, which supersedes the earlier filed version, together with certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, were filed.

The audited restated consolidated financial statements filed herewith for this Form 40-F/A on May 24, 2013 have been amended and restated to correct for an error resulting from the misunderstanding of the settlement terms and conditions of the March 5, 2004 British Columbia Class Action claim, which resulted in the application of an accounting principle to measure and record the liability as at September 30, 2010 and subsequent reporting periods, that was not appropriate in the circumstances. A restated version of the registrant’s financial statements and MD&A, together with certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed herewith.  No other portions of the Annual Report are being amended.

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

AUDITED RESTATED ANNUAL FINANCIAL STATEMENTS AND

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Registrant’s restated audited consolidated financial statements as of and for the years ended September 30, 2011 and 2010 are filed as Exhibit 99.2 hereto and are incorporated by reference herein.

Management’s Discussion and Analysis

The Registrant’s restated Management’s Discussion and Analysis for the year ended September 30, 2011 (“restated MD&A”) is filed as Exhibit 99.3 hereto and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

                 Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Registrant in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Registrant’s reports filed under the Exchange Act is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure. At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the CEO and CFO, of the effectiveness of the design and operations of the Registrant’s disclosure controls and procedures (as defined in Rule 13a - 15(e) and Rule 15d - 15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of September 30, 2011 such disclosure controls and procedures were not effective due to the material weaknesses in the Company’s internal control over financial reporting.

Management’s Annual Report on Internal Control Over Financial Reporting

                See page 35 of the MD&A which is incorporated by reference herein and included as Exhibit 99.3 hereto.

Attestation Report of the Registered Public Accounting Firm

                 See page 5 of the Audited Annual Financial Statements which is incorporated by reference herein and included as Exhibit 99.2 hereto.

Changes in Internal Control Over Financial Reporting

                During the period covered by this annual report on Form 40-F/A, no change occurred in the Registrant’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. However, as described on pages 35 and 36 of the restated MD&A which is incorporated by reference herein and included in Exhibit 99.3 hereto, two material weaknesses were found as part of the preparation of the Company’s September 30, 2012 annual financial statements and March 31, 2013 interim financial statements were determined to exist as at September 30, 2011.

See page 36 of the MD&A which is incorporated by reference herein and included as Exhibit 99.3 hereto.

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

CODE OF ETHICS

The Registrant has adopted a written Code of Business Conduct and Ethics. A copy of this code is available on SEDAR at www.sedar.com or to any person without charge, by written request addressed to: The Cash Store Financial Services Inc., Attention: Chief Financial Officer, 15511-123 Avenue, Edmonton, Alberta, T5V 0C3, or by email (information@CSFinancial.ca).

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

Date: May 24, 2013	THE CASH STORE FINANCIAL SERVICES INC.
	By:	/s/ Gordon J. Reykdal
		Name:	Gordon J. Reykdal
		Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit	Description
99.1*	Annual Information Form for the year ended September 30, 2011
99.2*	Restated Consolidated Financial Statements (audited) of the Registrant for the years ended September 30, 2011 and September 30, 2010
99.3**	Restated Management’s Discussion and Analysis for the year ended September 30, 2011
99.4**	Certification of the Principal Executive Officer furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5**	Certification of the Principal Financial Officer furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6**	Certification of the Principal Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7**	Certification of the Principal Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of KPMG LLP

* Previously filed.

** Filed herewith.