Form 20-F/A
period 2012-09-30
Cash Store Financial Services Inc.
filed 2013-06-17
CIK 1490658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to Form 20-F

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

Date of event requiring this shell company report _________________

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

NOT APPLICABLE

 EXPLANATORY NOTE

On January 29, 2013, the Registrant filed its annual report on Form 20-F for the year ended September 30, 2012 (the “Annual Report”).

The audited restated consolidated financial statements filed herewith for this Form 20-F/A on June 4, 2013 have been amended and restated to correct for an error resulting from the misunderstanding of the settlement terms and conditions of the March 5, 2004 British Columbia Class Action claim, which resulted in the application of an accounting principle to measure and record the liability as at September 30, 2010 and subsequent reporting periods, that was not appropriate in the circumstances. Consequently, amendments have also been made in various sections of the Annual Report to conform to the amendments to the consolidated financial statements which are more fully described in Note 3 in those consolidated financial statements and to update Item 15 Controls and Procedures. In addition, we have made revisions to correct certain minor typographical errors in various sections of the Annual Report.

In light of the restatement, readers should not rely on the Company’s previously filed financial statements as of September 30, 2012 and September 30, 2011, and for the years ended September 30, 2012, September 30, 2011 and the fifteen months ended September 30, 2010.

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

TABLE OF CONTENTS

ITEM 1.	IDENTITY OF BOARD OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3

ITEM 4.	INFORMATION ON THE COMPANY	13
A.	History and Development of the Company	13
B.	Business Overview	14
C.	Organizational Structure	18
D.	Property, Plant and Equipment	19

ITEM 4A.	unresolved staff comments	19

ITEM 5.	Operating and financial review and prospects	19
A.	Operating Results	20
B.	Liquidity and Capital Resources	23
C.	Research and Development, Patents and Licenses	27
D.	Trend information	27
E.	Off-balance sheet arrangements	27
F.	Tabular disclosure of contractual obligations	27
G.	Safe Harbor	28

ITEM 6.	Board of Directors, senior management and employees	28
A.	Board of Directors and Senior Management	28
B.	Compensation	32
C.	Board of Director Practices	39
D.	Employees	44
E.	Share Ownership	45

ITEM 7.	Major shareholders and related party transactions	47
A.	Major Shareholders	47
B.	Related Party Transactions	49
C.	Interests of Experts and Counsel	49

ITEM 8.	Financial information	49
A.	Consolidated Statements and Other Financial Information	49
B.	Significant Changes	49

ITEM 9.	LISTING	49
A.	Offer and listing details.	49
B.	Plan of distribution.	51
C.	Markets	51
D.	Selling Shareholder	51
E.	Dilution	51
F.	Expenses of the Issue	51

i

ITEM 10.	additional information	51
A.	Share Capital	51
B.	Memorandum and Articles of Association	51
C.	Material Contracts	56
D.	Exchange Controls	57
E.	Taxation	57
F.	Dividends and Paying Agents	63
G.	Statement by Experts	63
H.	Documents on Display	63
I.	Subsidiary Information	63

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	63

ITEM 12.	description of securities other than equity securities	64

ITEM 13.	defaults, dividend arrearages and DELINQUENCIES	64

ITEM 14.	material modifications to the rights of security holders and use of proceeds	64

ITEM 15.	CONTROLS AND PROCEDURES	64

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	66

ITEM 16B.	CODE OF ETHICS	66

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	66

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	66

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	66

ITEM 16F.	Change in registrant’s certifYing accountant	66

ITEM 16g.	corporate governance	67

ITEM 17.	FINANCIAL STATEMENTS	67

ITEM 18.	FINANCIAL STATEMENTS	67

ITEM 19.	EXHIBITS	68

ii

PART 1

ITEM 1.	IDENTITY OF BOARD OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

(a)	Board of Directors and Senior Management

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

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

	Years Ended
(In thousands of Canadian Dollars, except share and per share data)	June 30 2008	June 30 2009	Sept 30 2010(1) Restated	Sept 30 2011 Restated	Sept 30 2012 Restated
REVENUE
Loan fees	$108,882	$122,572	$170,659	$136,623	$137,994
Other income	21,917	27,933	49,859	53,276	49,418
	130,799	150,505	220,518	189,899	187,412
OPERATING EXPENSES
Salaries and benefits	40,494	46,721	72,049	67,017	65,944
Provision for loan losses	-	49	788	2,559	31,004
Retention payments	20,111	17,988	28,167	26,786	9,968
Selling, general and administrative	18,692	19,414	25,020	24,109	23,595
Rent	10,395	11,372	18,026	18,427	18,940
Advertising and promotion	4,287	3,894	5,607	5,941	5,180
Depreciation of property and equipment	4,425	4,679	7,006	6,803	6,843
	98,404	104,117	156,663	151,642	161,474
OPERATING MARGIN	32,395	46,388	63,855	38,257	25,938
CORPORATE AND OTHER EXPENSES
Corporate expenses	11,181	16,625	21,124	18,273	22,753
Interest expense	-	-	-	616	12,339
Depreciation of property and equipment	596	1,149	1,132	1,146	835
Amortization of intangible assets	226	185	923	965	5,138
Branch closure costs	-	-	-	-	1,574
Impairment of property and equipment	-	-	-	-	3,425
Premium paid to acquire the loan portfolio	-	-	-	-	36,820

	Years Ended
(In thousands of Canadian Dollars, except share and per share data)	June 30 2008	June 30 2009	Sept 30 2010(1) Restated	Sept 30 2011 Restated	Sept 30 2012 Restated
Class action settlements	-	6,910	11,685	368	(69)
INCOME (LOSS) BEFORE INCOME TAXES	20,392	21,519	28,991	16,889	(56,877)
PROVISION FOR INCOME TAXES
Current (recovery)	6,043	4,407	11,196	6,157	(3,571)
Deferred (recovery)	1,827	2,465	(2,068)	153	(9,784)
	7,870	6,872	9,128	6,310	(13,355)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$12,522	$14,647	$19,863	$10,579	$(43,522)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	20,123,645	17,957,710	16,913,213	17,259,196	17,431,809
Diluted	20,241,943	18,039,976	17,522,246	17,663,380	17,431,809
BASIC EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$0.54	$0.82	$1.17	$0.61	$(2.50)
DILUTED EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$0.53	$0.81	$1.13	$0.60	$(2.50)
CONSOLIDATED BALANCE SHEET INFORMATION (as of end of period)
Working Capital	$16,740	$9,667	$8,379	$10,959	$58,720
Total Assets	81,787	83,796	116,414	123,291	202,444
Total Debt	8	1,425	39,660	41,009	168,928
Total Shareholders’ Equity	71,202	65,852	76,754	82,282	33,516

(1)	In 2010, the Company changed its fiscal year end from June 30 to September 30. The fiscal year end change resulted in a 15-month reporting period from July 1, 2009 to September 30, 2010.

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

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25,000 in addition to costs. The Company has agreed to abide by the Order. On November 30, 2012, Consumer protection BC issued a supplementary compliance order directing that unclaimed refund amounts to a maximum of $1.1 million be deposited into a consumer protection fund. The Company is appealing the supplementary compliance order. The estimated exposure with respect to this order is between $248,000 and $1.1 million including penalties, legal costs and additional costs. The Company has accrued $248,000 related to the Order as at September 30, 2012.

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

British Columbia

March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants, The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of the Company’s customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle and on February 28, 2010 the settlement was approved by the Court. Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount including legal expenses of $18.8 million, consisting of $9.4 million in cash and $9.4 million in credit vouchers. The credit vouchers can be used to pay existing outstanding brokerage fees and interest, to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced, or can be redeemed for cash from January 1, 2014 to June 30, 2014. The credit vouchers are not transferable and have no expiry date. After approved legal expenses of $6.4 million were paid in March 2010, the balance of the settlement amount remaining to be disbursed was $12.4 million, consisting of $6.2 million of cash and $6.2 million of vouchers.

By September 30, 2010, the Company received approximately 6,300 individual claims representing total valid claims in excess of the settlement fund. As the valid claims exceed the balance of the remaining settlement fund, under the terms of the settlement agreement, the entire settlement fund of $12.4 million will be disbursed to claimants on a pro-rata basis.

In arriving at the liability recorded at the balance sheet date, the voucher portion of the settlement fund of $6.2 million has been discounted using a discount rate of 16.2%. During the year ended September 30, 2012, the Company recorded accretion expense of $716,000 (September 30, 2011 - $616,000) in interest expense. The total liability related to the settlement at September 30, 2012 is $11.3 million (September 30, 2011 - $10.6 million).

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

As at September 30, 2012, a total of $100,000 (September 30, 2011 - $100,000) has been accrued related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

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

New York

On May 20, 2013, Globis Capital Partners, L.P. filed a civil claim against the Company and Gordon J. Reykdal, our Chief Executive Officer, in the United States District Court of the Southern District of New York for alleged violations of Sections 10(a) and 20(a) of the Securities Exchange Act of 1934 claiming unspecified damages. The likelihood of loss, if any, is not determinable at this time.

Special Investigation

In November 2012, the Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 (the “Transaction”) and included allegations regarding the existence of undisclosed related party transactions in connection with the Transaction. In response to this allegation, legal counsel to a special committee of independent directors of the Company (the “Special Committee”) retained an independent accounting firm to conduct a special investigation.  The investigation followed a review conducted by the Company’s internal auditor under the direction of the Audit Committee of the Board, and the restatement by the Company in December 2012 of its unaudited interim quarterly financial statements and MD&A for periods ended March 31, 2012 and June 30, 2012.

The investigation covered the period from December 1, 2010 to January 15, 2013 and was carried out over four months.  It involved interviews of current and former officers, directors, employees and advisors of the Company and a review of relevant documents and agreements as well as electronically stored information obtained from Company computers and those of employees, former employees and directors most likely to have information relevant to the investigation.

On May 13, 2013, the Special Committee has reported its findings on the allegations to the Board of Directors and, consistent with the recommendation made to the Board of Directors by the Special Committee, the Board has determined that no further corrections or restatements of previously reported financial statements and other public disclosures are required related to the Transaction.

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

Internal Control Over Financial Reporting

As described below under Item 15 – Controls and Procedures, as of September 30, 2012, an evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a- 15(e) and Rule 15d - 15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were not effective due to material weaknesses in the Company’s internal control over financial reporting.

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

Products and Services

Consumer Loans & Line of Credit
Payday	• Bridge loans to help our clients span temporary cash shortfalls or meet emergency or unexpected expenses • Short-term non-collateralized loans • Range from $100 to $1500.
Signature	• Short-term loan against a government source of income (Child Tax, Disability, Pension, Employment Insurance)
Line of Credit	• Up to $2000 unsecured • Helps customers to rebuild their credit • Customers borrow as needed and repay at any time • Minimum payments are due at regular intervals • Introduced early in FY2012
Injury Claims	• Immediate cash for personal injury claims awaiting payout • Provided by Rhino Legal Finance Inc.

Diversified Financial Products
Bank Accounts: Standard & Premium	• Provided by DC Bank • Gives customers access to a variety of services • Canadian Deposit Insurance Corporation (“CDIC”) insured
Cheque Cashing	• Fast turn around • Funds transferred electronically; branches do not hold cash
Prepaid Credit Card	• Supplied by DC Bank and MasterCard • Provides the convenience of a credit card without interest or monthly payments • Can be used online
Prepaid Debit Card	• Supplied by DC Bank • Preloaded with funds for daily transactional needs and access to cash at ATMs
Money Transfer	• Provided by RIA Financial Services • Provides an easy and reliable way to pay bills or send and receive funds worldwide
Payment Insurance	• Provided by Trans Global Insurance • Covers outstanding loan balances in the event of unexpected events such as: involuntary unemployment, accidental injury, critical illness, death, dismemberment

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

A description of the Company’s property and equipment is included in Note 10 to the Company’s financial statements, which are included as Exhibit F-1 to this Annual Report incorporated by reference herein

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

EBITDA for FY2012 was negative $30.8 million, down from positive $27.4 million in FY2011. In FY2012, the Company recorded $45.4 million of charges, comprised mainly of a $36.8 million premium to acquire the loan portfolio, a $3.0 million addition to the UK loan loss provision, $1.6 million in branch closure costs, and $3.4 million of impairment to property and equipment.

Diluted EPS was a $2.50 loss compared to a $0.60 gain in the prior year.

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

When evaluating the Company’s overall loan loss rate, management considers the provision for loan losses, recoveries recorded in other income and recoveries recorded against the acquired portion of consumer loans receivable, net. The table below presents a calculation of loan losses considering the items described above:

	12 Months Ended 30-Sept-2011	12 Months Ended 30-Sept-2012
Provision for loan losses	$2,559	$31,004
Interest and default fee recoveries recognized as other income	(673)	(5,686)
Interest and default fee recoveries on acquired loans recognized as a reduction to acquired consumer loans receivable, net	-	(2,644)
Normalized provision for loan losses	1,886	22,674

Loan volume for direct loans	55,141	516,083
Normalized loan loss rate as a percentage of loan volume	3.4%	4.4%

The increase in FY2012 was as a result of higher direct loan volumes and a $3.0 million addition to the UK loss provision.

Comparison of the Costs of Brokering to Direct Lending

Before transitioning to direct lending, the Company paid voluntary retention payments to third-party lenders. These payments partially compensated third-party lenders for loan losses as well as interest on capital that was advanced to the Company. Third-party lenders also received an interest component of loan fees. Upon transition to the direct lending model in the second quarter of FY2012 the Company recorded interest expense on senior secured notes and a provision for loan losses on direct lending activities. Although the Company is not contractually required to make retention payments, the Company expects that it will continue to record retention payments for brokered loans in non-regulated provinces. In addition, the Company previously gave a portion of loan fees to third-party lenders as an interest component (see discussion on consumer loans receivable, net page 25).

The following table provides a FY2012 vs. FY2011 comparison of total interest and loan loss related costs:

	12 Months Ended 30-Sept-2011	12 Months Ended 30-Sept-2012
Interest portion of loan fees paid to third party lenders	$15,864	$5,299
Normalized provision for loan losses calculated above	1,886	22,674
Retention payments	26,786	9,968
Interest expense on Senior Secured Notes	-	11,623
Total	44,536	49,564

Loan volume	821,404	797,711
Total as a percentage of loan volume	5.4%	6.2%

The increase in FY2012 was as a result of a $3.0 million increase to the UK loss provision as well as an increase in other loss provisions.

Depreciation of Property and Equipment and Amortization of Intangible Assets

Depreciation of property and equipment was reduced to $7.7 million compared to $8.0 million in FY2011. This reduction was a result of a lower cost base due to the $3.4 million impairment recorded during the year.

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

For FY2012 the Company recorded a net loss of $43.5 million, down from net income of $10.6 million in FY2011.

Included in the net loss were $45.4 million of charges, comprised mainly of a $36.8 million premium to acquire the loan portfolio, a $3.0 million addition to the UK loan loss provision, $1.6 million in branch closure costs, and $3.4 million of impairment to property and equipment.

These charges combined with higher corporate and regional expenses caused EBITDA to decrease to negative $30.8 million in FY2012 from positive $27.4 million in FY2011. Adjusted EBITDA decreased from $48.9 million in 2011 to $30.0 million in 2012.

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

Cash provided by operating activities was $12.3 million, down from $14.0 million in FY2011. Increases to non-cash expenses including depreciation and amortization, loan loss provision, and impairment of property and equipment were offset by an increase in consumer loans receivable and a decrease in accounts payable and accrued liabilities in FY2012. Consumer loans receivable increased by $8.6 million as the Company continued to grow its consumer loan portfolio. Accounts payable and accrued liabilities increased by $217,000 because of a reduced amount of cash advanced from third-party lenders as the Company transitioned to direct lending, which was offset by the increase in the accrued liability related to the March 5, 2004 British Columbia Class Action claim due to interest accretion .

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

The names and municipalities of residence of the Board of Directors and senior officers of the Company, the date when the individual first became a director, their principal occupations, the positions in the Company held by them and the number and percentage of voting securities of the Company as at December 28, 2012, are as follows:

Name, Municipality of Residence	Position with the Company and Date First Became a Director	Principal Occupation (5 preceding years unless otherwise indicated)	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Gordon Reykdal Edmonton, Alberta, Canada	Chairman and Chief Executive Officer February 23, 2001	Founder, Chairman and Chief Executive Officer of the Company.	3,583,700 20.5	(4) %
William C. (Mickey) Dunn(2) (3) Calgary, Alberta, Canada	Director May 14, 2002	Chairman of Bellatrix Exploration, an oil and gas exploration company. Prior to the 2009 Arrangement of True Energy, a Director of Precision Drilling Inc.	750,000 4.3%
Edward C. McClelland(3) Burlington, Ontario, Canada	Director November 8, 2005	Chairman of TEC (The Executive Committee) Group 223 & 323, an organization of international CEO’s. Director of The Cash Store Australia Holdings Inc. since 2009.	29,500 0.2%
Robert J.S. Gibson, CD, ICD.D (2), (3) Calgary, Alberta, Canada	Director April 8, 2008	President of Stuart & Company Limited, a private investment firm, since 1973. Managing Director of Alsten Holdings Ltd. and a director of Precision Drilling Corporation.	10,000 0.1%
J. Albert Mondor, FCA, ICD.D (1) Edmonton, Alberta, Canada	Director April 8, 2008	Chair of Alberta Pension Services Corporation and also serves on the Board of Directors of Alberta Municipal Service Corporation and Cleankeys Inc.	14,825 0.1%
Ron Chicoyne, CFA, CF, ICD.D (1), (2) Calgary, Alberta, Canada	Director October 29, 2008	Founder & Managing Director of Links Capital Partners Ltd., an independent corporate finance firm.	8,450 0.0%

Name, Municipality of Residence	Position with the Company and Date First Became a Director	Principal Occupation (5 preceding years unless otherwise indicated)	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Michael M. Shaw, B.Comm (1)(2) Calgary, Alberta, Canada	Director October 29, 2009	Corporate Director and President of Amkco Inc. Spent 30 years with the ATCO group of companies in a variety of roles.	81,133 0.5%
Kevin Paetz Edmonton, Alberta, Canada	President and Chief Operating Officer, Canadian Operations	Chief Operating Officer, Canadian Operations since March 1, 2012. Prior to this, he spent seven years with DFC Global Corp. (Dollar Financial) in several leadership positions including: Vice President Acquisitions, Vice President of Operations, United Kingdom, and Vice President, Field Operations Canada.	Nil
Barret Reykdal Bowdon, United Kingdom	President and Chief Operating Officer, UK Operations	Chief Operating Officer of the Company’s UK operations since March 1, 2012. Prior to that he was the Chief Operating Officer of the Company since April 2005. Has held various positions with the Company since June 2001.	170,367 1.0%
Craig Warnock, FCMA Edmonton, Alberta, Canada	Chief Financial Officer	Chief Financial Officer of the Company since July 3, 2012. From August 2010 to July 2012 he was Executive Vice President and Chief Financial Officer of a private foreign exchange company. From May 2008 to May 2010 he served as Chief Financial Officer and Treasurer of the City of Edmonton.	Nil
Bill Johnson, CA Edmonton, Alberta, Canada	Senior Executive Vice President	Senior Executive Vice President since November 2008, prior to which President and CEO of Insta-Rent Inc., a public company listed on the TSX-V. Chief Financial Officer of the Cash Store Australia Holdings Ltd., a public company listed on the TSX-V	35,600 0.2%
Michael Thompson Edmonton, Alberta, Canada	Senior Vice President Corporate Affairs	Senior Vice President Corporate Affairs since February 2012, prior to which he was the Senior Vice President and Corporate Secretary since February 2008.	7,383 0.0%

Name, Municipality of Residence	Position with the Company and Date First Became a Director	Principal Occupation (5 preceding years unless otherwise indicated)	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Halldor Kristjansson Edmonton, Alberta, Canada	Senior Executive Vice President of Strategic Planning and Finance	Senior Executive Vice President of Strategic Planning and Finance since November 2010. Prior to joining the Company, he served as Group Co-Chief Executive Officer and Group Managing Director of a private Icelandic bank.	Nil
Cameron Schiffner Edmonton, Alberta, Canada	Senior Vice President, Canadian Operations	Senior Vice President, Canadian Operations since September 2012. Previously Senior Divisional Vice President of operations.	Nil

Notes

(1)	Member of Audit Committee.
(2)	Member of Corporate Governance and Nominating Committee.
(3)	Member of Compensation Committee.
(4)	3,222,635 of these shares are directly owned by 424187 Alberta Inc., a company controlled by Mr. Gordon Reykdal; 223,468 are held by Mr. Gordon Reykdal directly and 137,597 are held by Mr. Gordon Reykdal’s spouse.

To the best of the knowledge of the Board of Directors and executive officers of the Company, the following are existing or potential material conflicts of interest between directors or executive officers and the Company, its subsidiaries and entities that the Company holds significant influence:

•	A member of the immediate family of Mr. Michael M. Shaw advanced funds to a privately held syndicate that raised capital and provided loans to the Company’s customer (third-party lender) and acted as a third-party lender prior to the acquisition of the consumer loans portfolio on January 31, 2012. As part of the acquisition of the short-term advances portfolio on January 31, 2012, $23.9 million of the total purchase consideration was paid to this third-party lender of which $12.9 million was settled by the issuance of the Notes. There have been no transactions between the Company and this third-party lender subsequent to January 31, 2012. Included in retention payments in FY 2012 are $1.4 million (FY 2011 - $4.8 million, FY2010 - $6.2 million) of amounts paid or payable directly to this third-party lender. As at September 30, 2012, included in accrued liabilities is $nil (September 30, 2011 - $1.3 million) due to this third-party lender. The Company’s continent risk in this third-party lender’s loan portfolio totaled $nil as at September 30, 2012 (September 30, 2011 - $19.2 million).

To the knowledge of management and the Board of Directors of the Company:

•	the Company’s relationship with the third-party lender predates Mr. Michael Shaw’s directorship with the Company;

•	neither Mr. Shaw nor his immediate family held an ownership interest in the syndicate;

•	Mr. Shaw’s immediate family member received $1.0 million, which is 4.2% of the consideration of the $23.9 million paid to the third-party lender as part of the acquisition of the short-term advances portfolio on January 31, 2012 and 0.9% of the total consideration of $116.3 million paid for the total loan portfolio acquired; and

•	the consideration received by Mr. Shaw’s immediate family member as part of the acquisition of the short-term advances portfolio on January 31, 2012 was equal to the proportionate share of the funds advanced by the third-party lender to the Company’s customers.

•	Mr. Gordon Reykdal, Mr. S. William Johnson and Mr. Edward C. McClelland are currently on the Board of Directors of The Cash Store Financial Australia Holdings Inc., a company in which the Company has an investment as described above in "Principal Markets and Foreign Operations";

•	Mr. Gordon Reykdal and Mr. S. William Johnson are currently on the Board of Directors of RTF Financial Holdings Inc., a company in which the Company has an investment as described above in "Principal Markets and Foreign Operations";

•	Mr. S. William Johnson is the Chief Financial Officer of The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc.;

•	Mr. Barret J. Reykdal is the son of Mr. Gordon Reykdal;

•	Mr. Cameron Schiffner is the son-in-law of Mr. Gordon Reykdal.

•	A privately held entity that raises capital and provides advances to the Company’s customers (third-party lender) is controlled by the father of Mr. Cameron Schiffner. The Company’s relationship with the third-party lender predates Mr. Cameron Schiffner’s employment with the Company.

•	A member of management of The Cash Store Australia Holdings Inc. is the brother of Mr. Cameron Schiffner. This individual is also a member of management of the third-party-lender described in the previous point.

As part of the acquisition of the short-term advances portfolio on January 31, 2012, $45.5 million of the total purchase consideration was paid to this third-party lender, of which $14.4 million is an estimate of this third-party lender’s proportionate share of the expense to settle pre-existing relationships, which was approximated based on the proportion of the consideration paid to each third-party lender. The acquisition agreement was signed on behalf of the third-party lender by Cameron Schiffner’s brother.

Included in retention payments for FY2012 are $4.2 million (FY 2011 - $11.7 million, FY 2010 - $13.5 million) of amounts paid or payable directly to this third-party lender. As at September 30, 2012, included in accrued liabilities is $659,000 (September 30, 2011 - $2.3 million) due to the third-party lender. This amount has been included in the Company’s restricted cash balance. During the FY 2012, the Company transferred consumer loans receivable, net of the provision for loan losses, of $3.9 million to this third-party lender for consideration of $3.9 million. The Company’s contingent risk in this third-party lender’s loan portfolio totaled $7.2 million as at September 30, 2012 (September 30, 2011 - $45.0 million).

•	Mr. Bruce Hull is a director of The Cash Store Australia Holdings Inc. and also controls an entity that acts as a third-party lender. Mr. Bruce Hull also advanced funds to the third-party lender that a member of the immediate family of Mr. Michael Shaw advanced funds to, as indicated above.

B.	Compensation

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

				Non-equity incentive plan compensation		Long-
Name and Principal Position	Fiscal Period	Salary ($)	Share Based Awards ($)	Option Based Award(7) ($)	Annual Incentive Plans ($)	term Incentive Plans ($)	Pension Value ($)	Other Compensation(2) ($)	Total Compensation ($)
Gordon J. Reykdal	2012	200,000	Nil	Nil	228,023	Nil	Nil	16,111	444,134
Chairman and	2011	200,000	Nil	Nil	929,247	Nil	Nil	55,523	1,184,770
Chief Executive Officer (3) (4)	2010(1)	250,000	Nil	Nil	1,978,116	Nil	Nil	68,068	2,296,184
Craig Warnock Chief Financial Officer (incoming)	2012	75,000	Nil	3,420	12,962	Nil	Nil	11,587	102,969
Nancy Bland	2012	190,308	Nil	18,835	15,533	Nil	Nil	9,500	234,176
Chief Financial	2011	250,000	Nil	25,801	63,335	Nil	Nil	17,860	356,996
Officer (outgoing)	2010(1)	276,923	Nil	104,739	129,607	Nil	Nil	16,000	527,269
Kevin Paetz President and Chief Operating Officer	2012	113,707	Nil	13,148	125,145	Nil	Nil	14,742	266,742
Barret J. Reykdal (5)	2012	207,560	Nil	28,102	71,241	Nil	Nil	10,674	317,577
President and Chief Operating Officer	2011	175,000	Nil	29,767	311,443	Nil	Nil	34,937	551,147
UK Operations	2010(1)	215,385	Nil	45,144	468,890	Nil	Nil	36,486	765,905
Cameron	2012	155,000	Nil	9,367	110,472	Nil	Nil	21,377	296,216
Schiffner (6)	2011	158,846	Nil	11,030	77,290	Nil	Nil	15,039	262,205
Senior Vice President	2010(1)	184,615	Nil	28,934	168,881	Nil	Nil	4,476	386,906

Notes:

(1)	Salaries and bonuses for 2010 are reflective of a 15 month period due to the change in fiscal year from June 30 to September 30.
(2)	The amounts shown as other compensation are for RRSP contributions, car allowance, vehicle lease payments and/or executive health care benefits.
(3)	Mr Gordon J. Reykdal is a director of the Company and does not receive compensation for his role as a director
(4)	All amounts shown reflect annual service fees paid by the Company to 424187 Alberta Inc., a company controlled by Mr. Gordon Reykdal, in connection with executive services provided by Mr. Reykdal.
(5)	Mr. Barret J. Reykdal is the son of Mr. Gordon J. Reykdal, the Company’s Chairman and CEO.
(6)	Mr. Cameron Schiffner is the son-in-law of Mr. Gordon J. Reykdal, the Company’s Chairman and CEO.
(7)	The Company used the Black-Scholes pricing model as the methodology to calculate the grant date fair value, and relied on the following key assumptions and estimates for each calculation: (i) risk free interest rate of 1.4% (1.6% - 2011, 1.7% - 2010); (ii) expected dividend yield of 6.4% (3.7% - 2011, 3.4% - 2010); (iii) expected volatility of 50.3% (39.0% - 2011, 52.8% - 2010); and (iv) an expected term of three years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

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

The following table contains information for incentive plan award value vested or earned during the year ended September 30, 2012 for the Company’s directors:

Name	Option-based awards –Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
J. Albert (Al) Mondor	Nil	Nil	Nil
William C. (Mickey) Dunn	Nil	Nil	Nil
Robert J.S. Gibson	Nil	Nil	Nil
Ron Chicoyne	Nil	Nil	Nil
Edward C. McClelland	Nil	Nil	Nil
Michael Shaw	Nil	Nil	Nil

C.	Board of Director Practices

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

Except as disclosed under the last paragraph of Item 6.A, and note 23 to the Company’s financial statements, attached hereto as Exhibit F-1, to the best of the knowledge of the Board of Directors and executive officers of the Company, no director or executive officer of the Company or person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over more than 10% of the outstanding Common Shares of, or any of their associates or affiliates, had any material interest, direct or indirect, in any transaction within the three most recently completed financial years, or during the current financial year, that has materially affected, or will materially affect, the Company.

C.	Interests of Experts and Counsel

KPMG LLP, Chartered Accountants (“KPMG”) were the auditors of the Company for the year ended September 30, 2012, and prepared and executed the audit report accompanying the annual financial statements. KPMG has confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

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

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information the Company is required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. As of September 30, 2012, an evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a- 15(e) and Rule 15d - 15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were not effective due to the material weaknesses in the Company’s internal control over financial reporting (“ICFR”) described below.

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

As of September 30, 2012, management of the Company assessed the effectiveness of the Company’s ICFR. In making this assessment, management of the Company used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that, as a result of the material weaknesses in our ICFR as discussed below, ICFR is not effective as of September 30, 2012.

We identified two material weaknesses in ICFR described below. Each of these material weaknesses creates a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

1)	Management did not maintain effective processes and controls specific to the determination of the provision for loan losses. Senior finance personnel did not effectively communicate with operations to obtain a sufficient understanding in making the determination of the provision for loan losses. This material weakness resulted in material errors in the unaudited interim financial statements. Further, there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis. The accounts that could reasonably be affected by these material weaknesses are provision for loan losses and consumer loans receivable, net.

2)	Management determined that the Company did not design and implement effective ICFR related to the review and interpretation of complex legal agreements related to class action settlements. Specifically, the Company’s ICFR did not correctly interpret how the settlement terms and conditions of the March 5, 2004 British Columbia Class Action claim impacted the measurement of the associated liability as at September 30, 2010. As a result of these ineffective controls, the Company incorrectly measured and recorded the liability in its previously filed financial statements; however, it has now corrected for the error as described in Note 3 of the Company’s September 30, 2012 restated annual financial statements. The accounts that could reasonably be affected by this material weakness are class action settlement expense, interest expense, income tax expense, other receivables (current and long term), deferred tax asset and accrued liabilities.

Changes in Internal Controls over Financial Reporting

The Company has taken the following remedial actions related to the above noted material weaknesses:

1)	In response to the first material weakness identified above, as part of the preparation of the 2012 annual financial statements the Company formally adopted an accounting policy and established a credit committee, comprised of senior financial and operational executives, to meet on a regular basis to monitor loan loss rates and approve provisioning levels. Management also hired additional senior finance personnel in the fourth fiscal quarter of 2012 to assist in the monitoring of the provision for loan losses.

2)	In response to the second material weakness identified above, in April 2013 management established a process to coordinate communications internally as well as regularly consult with legal counsel and the third party settlement administrator. This new control involves a review of the status of all litigation and claims at each reporting period in order to assess their impact on the Company’s consolidated financial statements.

There have been significant improvements made to ICFR subsequent to September 30, 2012 in relation to the material weaknesses described above. However, management needs sufficient time to assess the effectiveness of the changes and to implement further improvements before the Company can conclude that the material weaknesses related to the provision for loan losses and the review and interpretation of complex legal agreements related to class action settlements do not exist.

As disclosed in the MD&A for the quarter ended March 31, 2012 and the quarter ended June 30, 2012, Management did not maintain effective processes and controls specific to accounting for the January 31, 2012 acquisition of the portfolio of consumer loans. Management did not effectively research, develop, communicate and implement an accounting policy with respect to this non-recurring transaction. In addition, management did not implement sufficient preventative and detective controls governing the determination of the key valuation assumptions associated with the assets acquired and allocation of the purchase price. As a result of the foregoing, Management disclosed a material weakness in ICFR related to the January 31, 2012 acquisition of the portfolio of consumer loans.

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

As at September 30, 2011 and continuing through to the period ended June 30, 2012, we identified a material weakness in ICFR related to the identification, assessment and disclosure of related parties and related party transactions. Specifically, the Company did not design effective ICFR to regularly assess existing business relationships to identify, assess and disclose related parties and related party transactions in accordance with applicable accounting standards. This weakness was remediated during the period ended September 30, 2012 as Management implemented processes and controls to identify potential related party transactions identified as a result of Internal Audit’s related party analysis, and provided disclosures required by applicable accounting standards. As a result of the processes and controls put in place, the Company considers this material weakness to be remediated as of September 30, 2012.

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

The Registrant has adopted a written Code of Business Conduct and Ethics. A copy of this code is available on SEDAR at www.sedar.com or to any person without charge, by written request addressed to: The Cash Store Financial Services Inc., Attention: Craig Warnock, Chief Financial Officer, 15511-123 Avenue Edmonton, Alberta Canada T5V 0C3, or by email (information@CSFinancial.ca).

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

THE CASH STORE FINANCIAL SERVICES INC.

/s/ Gordon J. Reykdal
Name: Gordon J. Reykdal
Title: Chairman and Chief Executive Officer

DATED: June 4, 2013

Consolidated Financial Statements

For the years ended September 30, 2012 and 2011 and the fifteen months ended September 30, 2010 (Restated)

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

Signed "Gordon J. Reykdal”	Signed "Craig Warnock”
Gordon J. Reykdal	Craig Warnock, CMA
Chairman and	Chief Financial Officer
Chief Executive Officer

June 4, 2013

Edmonton, Alberta, Canada

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
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

As discussed in Note 3 to the consolidated financial statements, the accompanying consolidated financial statements have been restated

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

Signed “KPMG LLP”

Chartered Accountants

Edmonton, Canada

January 29, 2013, except for the restatement discussed in Note 3, which is as of June 4, 2013

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

THE CASH STORE FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share amounts)

	Fifteen months ended	Year ended	Year ended
	September 30	September 30	September 30
	2010	2011	2012
	Restated	Restated	Restated
	Note 3	Note 3	Note 3
REVENUE
Loan fees	$170,659	$136,623	$137,994
Other income - Note 7	49,859	53,276	49,418
	220,518	189,899	187,412

OPERATING EXPENSES
Salaries and benefits	72,049	67,017	65,944
Provision for loan losses - Note 6	788	2,559	31,004
Retention payments	28,167	26,786	9,968
Selling, general and administrative	25,020	24,109	23,595
Rent	18,026	18,427	18,940
Advertising and promotion	5,607	5,941	5,180
Depreciation of property and equipment	7,006	6,803	6,843
	156,663	151,642	161,474
OPERATING MARGIN	63,855	38,257	25,938

CORPORATE AND OTHER EXPENSES
Corporate expenses	21,124	18,273	22,753
Interest expense	-	616	12,339
Depreciation of property and equipment	1,132	1,146	835
Amortization of intangible assets	923	965	5,138
Branch closure costs - Note 8	-	-	1,574
Impairment of property and equipment - Note 10	-	-	3,425
Premium paid to acquire the loan portfolio - Note 4	-	-	36,820
Class action settlements	11,685	368	(69)
INCOME (LOSS) BEFORE INCOME TAXES	28,991	16,889	(56,877)

PROVISION FOR INCOME TAXES - NOTE 14
Current (recovery)	11,196	6,157	(3,571)
Deferred (recovery)	(2,068)	153	(9,784)
	9,128	6,310	(13,355)

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$19,863	$10,579	$(43,522)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 19
Basic	16,913,213	17,259,196	17,431,809
Diluted	17,522,246	17,663,380	17,431,809

BASIC EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$1.17	$0.61	$(2.50)

DILUTED EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$1.13	$0.60	$(2.50)

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian Dollars)

	September 30	September 30
	2011	2012
	Restated	Restated
	Note 3	Note 3
ASSETS

Current Assets
Cash - Note 5	$19,291	$19,139
Consumer loans receivable, net - Note 6	4,781	32,440
Other receivables - Note 7	12,575	19,481
Prepaid expenses and other assets	3,318	2,454
Income taxes receivable	-	4,576
Deferred tax assets - Note 14	3,012	12,183
	42,977	90,273

Long term receivable - Note 7	681	460
Deposits and other assets	857	1,162
Deferred tax assets - Note 14	2,424	424
Deferred financing costs	1,052	7,523
Property and equipment, net of accumulated depreciation of $30,216 and $36,180 - Note 10	25,589	23,157
Intangible assets, net of accumulated amortization of $2,908 and $7,831 - Note 11	10,578	39,760
Goodwill - Note 12	39,133	39,685
	$123,291	$202,444

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$1,795	$1,055
Accrued liabilities - Note 13	27,742	27,882
Income taxes payable	138	-
Current portion of deferred revenue - Note 16	1,194	1,000
Current portion of deferred lease inducements	490	436
Current portion of obligations under capital leases and other obligations - Note 17	659	1,180
	32,018	31,553

Deferred revenue - Note 16	4,917	3,917
Deferred lease inducements	1,082	985
Obligations under capital leases and other obligations - Note 17	636	3,608
Senior secured notes - Note 15	-	126,033
Deferred tax liabilities - Note 14	2,356	2,832
	41,009	168,928

SHAREHOLDERS' EQUITY
Share capital - Note 18	46,149	46,652
Additional paid-in capital	4,178	4,700
Retained earnings (deficit)	31,955	(17,836)
	82,282	33,516
	$123,291	$202,444

Commitments - Note 21

Litigations, Claims and Contingencies - Note 22

Subsequent Events - Note 27

Approved by the Board:

Signed "Gordon J. Reykdal"	Signed "J. Albert Mondor"
Director	Director

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of Canadian Dollars)

	Common Shares	Additional Paid- in Capital	Retained Earnings	Total Shareholders' Equity
			Restated	Restated
			Note 3	Note 3

Balance, September 30, 2009	$40,222	$4,652	$20,978	$65,852
Net loss and comprehensive loss	-	-	19,863	19,863
Dividends to common shareholders	-	-	(9,120)	(9,120)
Issuance of common shares	4,166	(1,769)	-	2,397
Shares repurchased	(920)		(2,416)	(3,336)
Stock-based compensation expense	-	1,098	-	1,098
Total of other equity movements	3,246	(671)	(11,536)	(8,961)
Balance, September 30, 2010	$43,468	$3,981	$29,305	$76,754
Net income and comprehensive income	-	-	10,579	10,579
Dividends to common shareholders	-	-	(7,929)	(7,929)
Issuance of common shares	2,681	(589)	-	2,092
Stock-based compensation expense	-	786	-	786
Total of other equity movements	2,681	197	(7,929)	(5,051)
Balance, September 30, 2011	$46,149	$4,178	$31,955	$82,282
Net loss and comprehensive loss	-	-	(43,522)	(43,522)
Dividends to common shareholders	-	-	(6,269)	(6,269)
Issuance of common shares	503	(211)	-	292
Stock-based compensation expense	-	733	-	733
Total of other equity movements	503	522	(6,269)	(5,244)
Balance, September 30, 2012	$46,652	$4,700	$(17,836)	$33,516

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian Dollars)

	Fifteen months ended	Year ended	Year ended
	September 30	September 30	September 30
	2010	2011	2012
	Restated	Restated	Restated
	Note 3	Note 3	Note 3
Cash provided by (used in):

OPERATING ACTIVITIES
Net income (loss)	$19,863	$10,579	$(43,522)
Items not affecting cash:
Depreciation of property and equipment	8,138	7,950	7,678
Amortization of intangible assets	923	965	5,138
Impairment of assets - Note 10	-	-	3,425
Provision for loan losses - Note 6	788	2,559	31,004
Premium paid to acquire the loan portfolio - Note 4	-	-	36,820
Equity loss on investments	540	-	-
Stock-based compensation	1,098	786	733
Accretion of long-term debt discount and amortization of deferred financing costs	-	-	1,466
Deferred income taxes	(2,068)	153	(9,784)

Change in non-cash working capital:
Consumer loans receivable, net - Note 6	(4,985)	(2,744)	(8,649)
Other receivables and long-term receivables	(6,662)	(3,666)	(6,685)
Prepaid expenses, deposits and other assets	(841)	(2,408)	559
Income taxes receivable	150	138	(4,576)
Accounts payable and accrued liabilities	10,232	2,942	217
Income taxes payable	2,116	(2,116)	(138)
Deferred revenue	7,047	(1,217)	(1,194)
Deferred lease inducements	720	106	(151)
	37,059	14,027	12,341

INVESTING ACTIVITIES
Purchase of consumer loans portfolio - Note 4	-	-	(27,235)
Premium paid to acquire the loan portfolio - Note 4	-	-	(36,820)
Business acquisitions	(5,276)	(25)	-
Cash restricted - Note 5	(1,757)	(3,100)	3,816
Purchase of intangible assets - Note 4	(2,648)	(895)	(31,795)
Purchase of property and equipment	(17,440)	(6,826)	(3,985)
Purchase of long-term investments	(360)	-	-
	(27,481)	(10,846)	(96,019)

FINANCING ACTIVITIES
Repayment of obligations under capital leases and other obligations	(156)	(778)	(961)
Proceeds from issuance of senior secured notes - Note 15	-	-	102,577
Deferred financing costs	-	(14)	(8,297)
Dividends paid on common shares - Note 20	(9,120)	(7,929)	(6,269)
Issuance of common shares	2,397	2,092	292
Shares repurchased	(3,336)	-	-
	(10,215)	(6,629)	87,342

INCREASE (DECREASE) IN UNRESTRICTED CASH	(637)	(3,448)	3,664
UNRESTRICTED CASH, BEGINNING OF PERIOD	14,019	13,382	9,934
UNRESTRICTED CASH, END OF PERIOD	$13,382	$9,934	$13,598

Supplemental cash flow information:
Interest paid	$210	$147	$222
Interest received	(8)	30	4
Income taxes paid (inclusive of tax refunds)	8,891	8,132	1,204
Non-cash investing and financing activities:
Addition of capital lease obligations and other obligations	$683	$121	$4,454
Addition of consumer loans portfolio in exchange for senior secured notes	-	-	22,779
Addition of intangible asset due to taxable difference on acquisition	-	-	2,524
Addition of goodwill due to taxable difference on acquisition	-	-	552

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Explanatory Note

These consolidated financial statements as initially reported have been amended and restated to correct for certain errors. Refer to Note 3 for a description of the nature and amount of the restatement adjustments.

Nature of Business

The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners: The Cash Store Financial and Instaloans (TSX: CSF, NYSE: CSFS), who act as lenders and brokers to facilitate short-term advances and provide other financial services, to income-earning consumers. As at September 30, 2012, the Company operated 536 (2011 - 586, 2010 - 544) branches. The Company has operations in Canada and the United Kingdom.

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

As a Canadian-based company, the Company historically prepared its consolidated financial statements in conformity with accounting principles generally accepted in Canada (“CGAAP”) and provided reconciliation to United States generally accepted accounting principles (“U.S. GAAP”) under Item 18 of Form 20-F. As disclosed in Note 28 of the audited restated consolidated financial statements for the year ended September 30, 2011, there were no recognition and measurement differences between CGAAP and U.S. GAAP.

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

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(a)	Basis of Presentation (continued)

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(f)	Stock Based Compensation

The Company has a stock based compensation plan for employees and Directors, which is described in Note 18. The Company accounts for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the consolidated financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by the Company, together with the amount in additional paid-in capital associated with the exercised options, are credited to share capital.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

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

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(k)	Long-Term Investments

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

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

Note 3 – Restatement of Previously Reported Results

a)	These consolidated financial statements for the years ended September 30, 2012 and 2011 and the fifteen months ended September 30, 2010, as initially reported, have been amended and restated to correct for an error resulting from the misunderstanding of the settlement terms and conditions of the March 5, 2004 British Columbia Class Action claim, which resulted in the application of an accounting principle to measure and record the liability as at September 30, 2010 and subsequent reporting periods, that was not appropriate in the circumstances. The restatement impacts the years ended September 30, 2012 and September 30, 2011 and the fifteen months ended September 30, 2010. The restatement resulted in a reduction in net income in the fifteen months ended September 30, 2010 of $6,601, an increase in net income in the year ended September 30, 2011 of $1,537 and an increase in net loss of $433 in the year ended September 30, 2012.

The effect of the restatement on the consolidated statement of operations and comprehensive income (loss) for the fifteen months ended September 30, 2010 is as follows:

	Fifteen months ended September 30 2010
	As Reported	Adjustments	Restated

Class action settlements	2,915	8,770	11,685
INCOME (LOSS) BEFORE INCOME TAXES	37,761	(8,770)	28,991
PROVISION FOR INCOME TAXES - Deferred (recovery)	101	(2,169)	(2,068)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	26,464	(6,601)	19,863

BASIC EARNINGS PER SHARE	$1.56	$(0.39)	$1.17
DILUTED EARNINGS PER SHARE	1.51	(0.38)	1.13

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 3 – Restatement of Previously Reported Results (continued)

The effect of the restatement on the consolidated statement of operations and comprehensive income (loss) for the year ended September 30, 2011 is as follows:

	Year ended September 30 2011
	As Reported	Adjustments	Restated

Interest expense	$-	$616	$616
Class action settlements	3,206	(2,838)	368
INCOME (LOSS) BEFORE INCOME TAXES	14,667	2,222	16,889
PROVISION FOR INCOME TAXES - Deferred (recovery)	(532)	685	153
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	9,042	1,537	10,579

BASIC EARNINGS PER SHARE	$0.52	$0.09	$0.61
DILUTED EARNINGS PER SHARE	0.51	0.09	0.60

The effect of the restatement on the consolidated statement of operations and comprehensive income (loss) for the year ended September 30, 2012 is as follows:

	Year ended September 30 2012
	As Reported	Adjustments	Restated

Interest expense	$11,623	$716	$12,339
Class action settlements	-	(69)	(69)
INCOME (LOSS) BEFORE INCOME TAXES	(56,230)	(647)	(56,877)
PROVISION FOR INCOME TAXES - Deferred (recovery)	(9,570)	(214)	(9,784)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	(43,089)	(433)	(43,522)

BASIC EARNINGS PER SHARE	$(2.47)	$(0.03)	$(2.50)
DILUTED EARNINGS PER SHARE	(2.47)	(0.03)	(2.50)

The effect of the restatement on the consolidated balance sheets as at September 30, 2012 and 2011 is as follows:

	September 30 2011			September 30 2012
	As Reported	Adjustments	Restated	As Reported	Adjustments	Restated

Other receivables	$12,575	$-	$12,575	$17,332	$2,149	$19,481
Deferred tax assets (current)	1,528	1,484	3,012	10,486	1,697	12,183
Long term receivable	681	-	681	2,609	(2,149)	460
Accrued liabilities	21,194	6,548	27,742	20,688	7,194	27,882
Retained earnings (deficit)	37,019	(5,064)	31,955	(12,339)	(5,497)	(17,836)

The effect of the restatement on the consolidated statement of cash flows for the fifteen months ended September 30, 2010 is as follows:

	Fifteen months ended September 30 2010
	As Reported	Adjustments	Restated

Net income (loss)	$26,464	$(6,601)	$19,863
Deferred income taxes (recovery)	101	(2,169)	(2,068)
Other receivables and long-term receivables	(7,462)	800	(6,662)
Accounts payable and accrued liabilities	2,262	7,970	10,232

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 3 – Restatement of Previously Reported Results (continued)

The effect of the restatement on the consolidated statement of cash flows for the years ended September 30, 2011 is as follows:

	Year ended September 30 2011
	As Reported	Adjustments	Restated

Net income (loss)	$9,042	$1,537	$10,579
Deferred income taxes (recovery)	(532)	685	153
Other receivables and long-term receivables	(2,866)	(800)	(3,666)
Accounts payable and accrued liabilities	4,364	(1,422)	2,942

The effect of the restatement on the consolidated statement of cash flows for the years ended September 30, 2012 is as follows:

	Year ended September 30 2012
	As Reported	Adjustments	Restated

Net income (loss)	$(43,089)	$(433)	$(43,522)
Deferred income taxes (recovery)	(9,570)	(214)	(9,784)
Other receivables and long-term receivables	(6,685)	-	(6,685)
Accounts payable and accrued liabilities	(430)	647	217

Note 7(a), 13, 14, 22(a)(i), 24(a), 24(b)(iii) and 24(b)(iv) have been restated to reflect the related note disclosures.

b)	Independent of the restatement outlined in Note 3 a) above, we have also restated Note 23(c) Related Party and Other Transactions - Third party Lenders, to reflect updated related party transactions for related parties previously identified and disclosed.

c)	Independent of the restatement outlined in Note 3 a) above, we have also restated Note 27(b) Subsequent Events - Special Investigation, to reflect an update to a previously disclosed subsequent event and added Note 27(a)(iii) to disclose a subsequent event.

Note 4 – Acquisition of Consumer Loans Portfolio

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 4 – Acquisition of Consumer Loans Portfolio (continued)

The total consideration was allocated as set forth below:

Consumer loans receivable	$50,014
Non-compete agreement	15,524
Favorable supplier relationships	14,220
Proprietary knowledge	2,280
Premium paid to acquire the loan portfolio	36,820
Deferred tax liability	(2,524)
Total consideration	$116,334

Note 6 and Note 11 separately disclose the September 30, 2012 carrying amount of the acquired loan portfolio and related intangible assets respectively.

Note 5 – Cash

The significant components of cash are as follows:

	September 30	September 30
	2011	2012
Cash	$9,934	$13,598
Restricted cash	9,357	5,541
	$19,291	$19,139

As at September 30, 2012, restricted cash includes $3,100 (September 30, 2011 - $3,100) of funds held by a vendor as security related to agency arrangements and $2,441 advanced from third-party lenders in excess of consumer loans written to customers. As at September 30, 2011, restricted cash included $6,257 in funds to facilitate claims related to the British Columbia class action lawsuit settlement (Note 22 (a)(i)).

Included in cash is approximately $4,640 (September 30, 2011 - $3,611) of cash that was in transit as a result of pre-authorized debit, facilitated by a vendor.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 6 – Consumer Loans Receivable, net

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

Transfer of Loans

During the year the Company transferred $17,600 of net consumer loans to its third party lenders in exchange for cash. The loans were transferred at fair value and no gain or loss was recorded.  Included in the allowance for consumer loan losses is $6,500 for charge-offs relating to transferred loans.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 6 – Consumer Loans Receivable, net (continued)

b)	Acquired Loan Portfolio

The following table summarizes information for the portfolio of loans acquired during the year ended September 30, 2012:

	At Acquisition	September 30
	January 31, 2012	2012
Contractually required payments including interest	$319,906	$276,918
Nonaccretable difference	(268,415)	(269,888)
Cash flows expected to be collected	51,491	7,030
Accretable yield	(1,477)	(445)
Carrying amount	$50,014	$6,585

Changes in the accretable yield on acquired loans are summarized as follows for the year ended September 30, 2012:

Accretable yield, at acquisition	$(1,477)
Accretion	1,032
Accretable yield, September 30, 2012	$(445)

Note 7 – Other Receivables and Other Income

(a)	Other Receivables

	September 30	September 30
	2011	2012
	Restated	Restated
	Note 3	Note 3
Due from investee corporations	$61	$3
Due from vendors for agency services	11,143	12,332
Other	2,052	7,606
	$13,256	$19,941

Long term portion:
Other	681	460
	$12,575	$19,481

Due from Vendors

Due from vendors includes $12,332 (2011 - $11,143) of short term receivables from our vendors, with which the Company has agency arrangements to provide bank accounts, debit and prepaid mastercard and insurance products to our customers. Included in this amount is $10,492 (September 30, 2011 - $10,091) due from one vendor.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 7 – Other Receivables and Other Income (continued)

Other

Amounts included in Other are amounts due from the third-party administrator of the British Columbia class action settlement funds (Note 22 (a)(i)), amounts from the sale of a business and amounts due in the normal course of business.

(b)	Other Income

	September 30	September 30	September 30
	2010	2011	2012
Agency fee income	$36,706	$46,809	$39,847
Other income	13,153	6,467	9,571
	$49,859	$53,276	$49,418

Note 8 – Branch Closure Costs

During the year ended September 30, 2012, with better clarity regarding the impact of market regulations the Company reassessed its locations and branch distribution. As a result, the Company closed 63 of its lower performing branches in Canada (2011 - nil, 2010 - nil) and incurred $1,574 in branch closure costs. The charges included $1,389 relating to lease buy-out costs, $60 in employee severance and benefit costs, and $125 in other costs. See Note 10 regarding asset impairment charges related to the closed branches.

Of the $1,574 of branch closure costs recorded, $879 (2011 - $nil, 2010 - $nil) is included in accrued liabilities as at September 30, 2012. The Company expects these accrued liabilities to be settled within one year.

Note 9 – Long-Term Investments

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 9 – Long-Term Investments (continued)

(b)	RTF Financial Holdings Inc. (“RTF”)

The Company owns 6,000,000 shares, or approximately 15.7%, of RTF acquired at a price of $0.06 per share. The carrying amount of this investment is $nil (2011 - $nil). No aggregate quoted market value of the Company’s investment in RTF exists as the company is not publicly traded.

Note 10 – Property and Equipment

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

On September 1, 2012 construction of the property was complete and the Company determined the ongoing leasing arrangement with the landlord should be classified as an operating lease. As a result, the asset and related obligation were derecognized through a deemed sale and leaseback to the landlord with no gain or loss incurred. Future operating lease payments for the new corporate head office are included in Note 21.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 10 – Property and Equipment (continued)

Corporate Head Office Lease (continued)

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

Impairment of Property and Equipment

During the year ended September 30, 2012, the Company identified 64 branches (2011 - nil, 2010 - nil) for which the carrying amount of the property and equipment exceeded its recoverable amount. As a result, the Company recorded an impairment charge of $3,425 (2011 - $nil, 2010 - $nil) to reduce the carrying amount of property and equipment in these branches to its fair value. The property and equipment impaired included leasehold improvements, fixtures, furniture and equipment, signage, and computer equipment.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 11 – Intangible Assets

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

Note 12 – Goodwill

	September 30	September 30
	2011	2012
Balance, beginning of period	$39,108	$39,133
Goodwill acquired	25	-
Other	-	552
Balance, end of period	$39,133	$39,685

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 13 – Accrued Liabilities

	September 30	September 30
	2011	2012
	Restated	Restated
	Note 3	Note 3
Class action settlements Note 22 (a)	$10,733	$11,448
Accrued salaries and benefits	2,808	2,807
Amounts due to third party lenders	8,487	5,782
Interest accrued on long-term debt - Note 15	-	2,540
Other accruals	5,714	5,305
	$27,742	$27,882

The amounts due to third-party lenders include funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, any approved and un-paid retention payments, and loan repayments and interest amounts collected from customers. Amounts due to third-party lenders are non-interest bearing, unsecured and have no specified repayment terms.

Note 14 – Income Taxes

(a)	Provision for Income Taxes

The income tax provision differs from the amount that would be computed by applying the federal and provincial statutory income tax rates of 26.5% (2011 – 28.0%, 2010 – 29.1%) to income as a result of the following:

	September 30	September 30	September 30
	2011	2011	2012
	Restated	Restated	Restated
	Note 3	Note 3	Note 3
Income before income taxes	$28,991	$16,889	$(56,877)
Computed tax expense at statutory income tax rates	$8,436	$4,729	$(15,072)
Change in enacted tax rates	(1)	(31)	108
Adjustment for prior year immaterial errors	-	1,180	(245)
Change in valuation allowance		-	1,980
Stock-based compensation	319	206	186
Rate difference on losses available for carry-back		-	(532)
Permanent differences and other	374	226	220
Total income tax provision	$9,128	$6,310	$(13,355)

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

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 14 – Income Taxes (continued)

(b)	Deferred Income Taxes

The tax effects that give rise to significant portions of the deferred income tax assets and liabilities are presented below:

	September 30	September 30
	2011	2012
	Restated	Restated
	Note 3	Note 3
Deferred income tax assets:
Current:
Accrued liability for class action settlements and other temporary differences	$2,562	$3,919
Premium paid to acquire the loan portfolio	-	3,814
Loan loss provision	450	4,450
	$3,012	$12,183
Non-current:
Losses available to be carried forward	150	2,404
Property and equipment, intangible assets and goodwill	320	2,300
Deferred lease inducements	308	200
Deferred revenue	1,646	85
Discount on senior secured notes	-	1,032
Valuation allowance for deferred tax assets	-	(1,980)
	$2,424	$4,041

Deferred income tax liabilities:
Property and equipment, intangible assets, goodwill and other	$(2,356)	$(6,449)

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 15 – Senior secured notes

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

The Company used the majority of the proceeds of the Notes to acquire a portfolio of consumer loans as described in Note 4.

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 16 – Deferred Revenue

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

Note 17 – Obligations under Capital Leases and other Obligations

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 17 – Obligations under Capital Leases and other Obligations (continued)

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

Note 18 – Share Capital

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 18 – Share Capital (continued)

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 18 – Share Capital (continued)

(b)	Options to Employees and Directors (continued)

A summary of the status of the Company's nonvested share options as of September 30, 2011, and the changes during the year ended September 30, 2012, is presented below:

	September 30		September 30
	2011		2012
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Nonvested, beginning of period	697,678	$9.48	473,336	$12.17
Granted	155,000	12.96	325,000	5.88
Vested	(337,675)	7.53	(239,173)	11.51
Forfeited	(1,667)	8.80	(2,500)	8.80
Nonvested, end of period	473,336	$12.17	556,663	$8.80

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

(c) Warrants to outside agents

	September 30		September 30
	2011		2012
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of year	150,000	$7.80	nil	nil
Issued	nil	nil	nil	nil
Exercised	150,000	7.80	nil	nil
Expired	nil	nil	nil	nil
Balance, end of year	nil	nil	nil	nil
Exercisable for shares, end of year	nil	nil	nil	nil

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

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 19 – Per Share Amounts

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

Note 20 – Dividends

	September 30
	2012
	Declared effective	Paid to shareholders	Total
Dividend per Common Share
Dividend $0.12	November 16, 2011	December 14, 2011	$2,091
Dividend $0.12	February 8, 2012	March 7, 2012	2,091
Dividend $0.06	May 10, 2012	June 7, 2012	1,039
Dividend $0.06	August 10, 2012	September 7, 2012	1,048
			$6,269

	September 30
	2011
	Declared effective	Paid to shareholders	Total
Dividend per Common Share
Dividend $0.10	December 6, 2010	December 21, 2010	$1,710
Dividend $0.12	February 7, 2011	February 21, 2011	2,062
Dividend $0.12	May 9, 2011	May 24, 2011	2,084
Dividend $0.12	August 10, 2011	August 25, 2011	2,073
			$7,929

	September 30
	2010
	Declared effective	Paid to shareholders	Total

Dividend $0.14	September 9, 2009	September 24, 2009	$2,342
Dividend $0.10	October 28, 2009	November 26, 2009	1,676
Dividend $0.10	February 10, 2010	February 25, 2010	1,694
Dividend $0.10	May 11, 2010	May 26, 2010	1,701
Dividend $0.10	August 11, 2010	August 26, 2010	1,707
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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 21 – Commitments

Operating Lease Commitments

The Company is committed to future minimum annual operating lease payments for office and branch premises, which expire through 2027 as follows:

Aggregate Lease Payments
2013	$19,261
2014	15,829
2015	11,165
2016	5,926
2017	4,294
Thereafter	16,294
$72,769

Note 22 – Litigation, Claims and Contingencies

(a)	Litigation and Claims

(i)	British Columbia

March 5, 2004 Claim (restated – Note 3)

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants, The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of the Company’s customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle and on February 28, 2010 the settlement was approved by the Court. Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount including legal expenses of $18,800, consisting of $9,400 in cash and $9,400 in credit vouchers. The credit vouchers can be used to pay existing outstanding brokerage fees and interest, to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced, or can be redeemed for cash from January 1, 2014 to June 30, 2014. The credit vouchers are not transferable and have no expiry date. After approved legal expenses of $6,438 were paid in March 2010, the balance of the settlement amount remaining to be disbursed was $12,362, consisting of $6,181 of cash and $6,181 of vouchers.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 22 – Litigation, Claims and Contingencies (continued)

(i)	British Columbia (continued)

March 5, 2004 Claim (restated – Note 3) (continued)

By September 30, 2010, the Company received approximately 6,300 individual claims representing total valid claims in excess of the settlement fund. As the valid claims exceed the balance of the remaining settlement fund, under the terms of the settlement agreement, the entire settlement fund of $12,362 will be disbursed to claimants on a pro-rata basis.

In arriving at the liability recorded at the balance sheet date, the voucher portion of the settlement fund of $6,181 has been discounted using a discount rate of 16.2%. During the year ended September 30, 2012, the Company recorded accretion expense of $716 ($616 in the year ended September 30, 2011 and $nil in the fifteen months ended September 30, 2010) in interest expense. The total liability related to the settlement at September 30, 2012 is $11,303 (September 30, 2011 - $10,587).

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 22 – Litigations, Claims and Contingencies (continued)

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

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 22 – Litigations, Claims and Contingencies (continued)

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

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 22 – Litigations, Claims and Contingencies (continued)

(b)	Contingencies (continued)

(i)	Third-Party Lenders (continued)

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

Note 23 – Related Party and Other Transactions

(a) The Cash Store Australia Holdings Inc.

During the year, the Company provided administrative services to AUC. The Company had a services agreement with AUC to provide ongoing services such as financial and accounting support, administrative services, and the use of the Company’s information technology and telecommunication systems. The agreement expired on June 30, 2012 and included a 90 day transition period.

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

(b) RTF Financial Holdings Inc.

The Company had a services agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. The agreement expired on June 30, 2012 and included a 90 day transition period.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 23 – Related Party and Other Transactions (continued)

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

(c) Third-party Lenders (restated)

(i)	A privately held entity that raises capital and provides advances to the Company’s customers (third-party lender) is controlled by the father of Cameron Schiffner, the Senior Vice President of Operations of the Company. In addition, Cameron Schiffner’s brother was a member of management of AUC and is a member of management of the third-party lender. The Company’s relationship with the third-party lender predates Cameron Schiffner’s employment with the Company. Included in retention payments are $4,185 (2011 - $11,674, 2010 - $13,531) of amounts paid or payable directly to this third-party lender. As at September 30, 2012, included in accrued liabilities is $659 (September 30, 2011 - $2,281) due to the third-party lender. This amount has been included in the Company’s restricted cash balance as at September 30, 2012. During the year, the Company transferred consumer loans receivable, net of the provision for loan losses, of $3,914 to this third-party lender for consideration of $3,914. The Company’s contingent risk in this third-party lender’s loan portfolio totalled $7,240 as at September 30, 2012 (September 30, 2011 - $44,967).

As part of the acquisition of the short-term advances portfolio on January 31, 2012 as described in Note 4, $45,520 of the total purchase consideration was paid to this third-party lender, of which $14,407 is an estimate of this third-party lender’s proportionate share of the expense to settle pre-existing relationships, which was approximated based on the proportion of the consideration paid to each third-party lender. The acquisition agreement was signed on behalf of the third-party lender by Cameron Schiffner’s brother.

(ii)	An immediate family member of Michael Shaw, a Director of the Company, advanced funds to a privately held syndicate that raised capital and provided loans to the Company’s customers (third-party lender) and acted as a third-party lender prior to the acquisition of the consumer loans portfolio on January 31, 2012. The Company’s relationship with the third-party lender predates Michael Shaw’s directorship with the Company. Bruce Hull, who is a director of AUC, also advanced funds to this third-party lender. There have been no transactions between the Company and this third-party lender subsequent to January 31, 2012. Included in retention payments are $1,377 (2011 - $4,801, 2010 - $6,186) of amounts paid or payable directly to this third-party lender. As at September 30, 2012, included in accrued liabilities is $nil (September 30, 2011 - $1,257) due to this third-party lender. The Company’s contingent risk in this third-party lender’s loan portfolio totalled $nil as at September 30, 2012 (September 30, 2011 - $19,166).

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 23 – Related Party and Other Transactions (continued)

(c) Third-party Lenders (restated) (continued)

(ii)	As part of the acquisition of the short-term advances portfolio on January 31, 2012 as described in Note 4, $23,944 of the total purchase consideration was paid to this third-party lender of which $12,885 was settled by the issuance of the Notes. $7,578 is an estimate of this third-party lender’s proportionate share of the expense to settle pre-existing relationships which was approximated based on the proportion of the consideration paid to each third-party lender.

(iii)	A privately held entity that began acting as a third-party lender after January 31, 2012 is controlled by Bruce Hull. Included in retention payments are $36 (2011 - $nil, 2010 - $nil) of amounts paid or payable directly to this third third-party lender. As at September 30, 2012, included in accrued liabilities is $166 (September 30, 2011 - $nil) due to this third-party lender. This amount has been included in the Company’s restricted cash balance. The Company’s contingent risk in this third-party lender’s loan portfolio totalled $171 as at September 30, 2012 (September 30, 2011 - $nil).

All transactions with third-party lenders have been measured at the exchange amount, which is the amount of consideration agreed to by the Company and the third-party lenders.

Note 24 – Financial Instruments and Risk Management

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

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 24 – Financial Instruments and Risk Management (continued)

(a) Fair Values (continued)

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments:

			September 30		September 30
			2011		2012
			Restated		Restated
			Note 3		Note 3
	Classification	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash	Held-for-trading	1	$19,291	$19,291	$19,139	$19,139
Other receivables	Loans and receivables	2	12,575	12,575	19,481	19,481
Consumer loans receivable	Loans and receivables	2	4,781	4,781	32,440	32,440
Long term receivable	Loans and receivables	2	$681	$681	$460	$460
Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	2	$29,537	$29,537	$28,937	$28,937
Obligations under capital leases and other obligations	Other financial liabilities	2	1,295	1,295	4,788	4,788
Senior secured notes	Other financial liabilities	2	$-	$-	$126,033	$131,906

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

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 24 – Financial Instruments and Risk Management (continued)

(b) Risk Management (continued)

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

The best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst case scenario and does not reflect results expected by the Company, is as set out in the following table:

	September 30	September 30
	2011	2012
	Restated	Restated
	Note 3	Note 3
Cash - Note 5	$19,291	$19,139
Consumer loans receivable, net - Note 6	4,781	32,440
Other receivables - Note 7	12,575	19,481
Long-term receivable - Note 7	681	460
	$37,328	$71,520

Cash: Credit risk associated with cash is minimized substantially by ensuring that these financial assets are placed with reputable financial institutions that have been accorded strong investment grade ratings by a primary rating agency.

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 24 – Financial Instruments and Risk Management (continued)

(b) Risk Management (continued)

(iii)	Credit Risk (continued)

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

Refer to Note 6 for an analysis of the age of consumer loans receivable originated by the Company as of September 30, 2012 and the activity related to the Company’s allowance for consumer loan losses.

The Company makes significant estimates in respect of the allowance for consumer loan losses. Historical information is considered when determining whether past-due accounts should be provided for and the same factors are considered when determining whether to write off amounts charged to the allowance against the consumer loans receivable.

(iv)	Liquidity Risk

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

The maximum exposures to liquidity risk are represented by the carrying amount of accounts payable and accrued liabilities, as well as payment obligations under capital leases and senior secured notes, which are made up of the following:

	Carrying Amount	Contractual Cash Flows	Less Than 1 Year	1-3 Years
	Restated	Restated	Restated
	Note 3	Note 3	Note 3
Accounts payable and accrued liabilities	$28,937	$28,937	$28,937	$-
Obligations under capital leases (including interest)	4,788	7,280	1,565	2,335
Senior secured notes	126,033	198,529	15,238	45,713
	$159,758	$234,746	$45,740	$48,048

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 25 – Management of Capital

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

Note 26 – Segmented Information

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

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 27 – Subsequent Events

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

(iii)	New York

On May 20, 2013, Globis Capital Partners, L.P. filed a civil claim against the Company and Gordon J. Reykdal, our Chief Executive Officer, in the United States District Court of the Southern District of New York for alleged violations of Sections 10(a) and 20(a) of the Securities Exchange Act of 1934 claiming unspecified damages. The likelihood of loss, if any, is not determinable at this time.

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

THE CASH STORE FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE FIFTEEN MONTHS ENDED SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 27 – Subsequent Events (continued)

(b)	Special Investigation (restated)

In November 2012, the Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 (the “Transaction”) and included allegations regarding the existence of undisclosed related party transactions in connection with the Transaction. In response to this allegation, legal counsel to a special committee of independent directors of the Company (the “Special Committee”) retained an independent accounting firm to conduct a special investigation.  The investigation followed a review conducted by the Company’s internal auditor under the direction of the Audit Committee of the Board, and the restatement by the Company in December 2012 of its unaudited interim quarterly financial statements and MD&A for periods ended March 31, 2012 and June 30, 2012.

The investigation covered the period from December 1, 2010 to January 15, 2013 and was carried out over four months.  It involved interviews of current and former officers, directors, employees and advisors of the Company and a review of relevant documents and agreements as well as electronically stored information obtained from Company computers and those of employees, former employees and directors most likely to have information relevant to the investigation.

On May 13, 2013, the Special Committee has reported its findings on the allegations to the Board of Directors and, consistent with the recommendation made to the Board of Directors by the Special Committee, the Board has determined that no further corrections or restatements of previously reported financial statements and other public disclosures are required related to the Transaction.

Page 49