Form 20-F
period 2013-09-30
Cash Store Financial Services Inc.
filed 2013-12-12
CIK 1490658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2013

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

Number of outstanding shares of The Cash Store Financial Services Inc.’s only class of issued capital stock as at September 30, 2013: 17,571,813 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

NOT APPLICABLE

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

In order to help our investors understand our current results and future prospects, The Cash Store Financial Services Inc.’s (“Cash Store Financial” or “the Company”) Form 20-F for the fiscal year 2013 includes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States federal securities legislation. Management refers to these types of statements collectively, as “forward-looking information.” Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments.

Forward-looking information can generally be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases. They may also be identified by statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved".

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied. These risks and uncertainties may include (but are not limited to) changes in economic and political conditions, legislative or regulatory developments, technological developments, third party arrangements, competition, litigation, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents and other factors described under the heading "Risk Factors".

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

NOTE

Cash Store Financial is a Canadian corporation and is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store”. Cash Store Financial does not conduct business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

i

ii

PART 1

ITEM 1.	IDENTITY OF BOARD OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

(a)	Board of Directors and Senior Management

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended, and as such, there is no requirement to provide any information under this item.

(b)	Advisors

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended, and as such, there is no requirement to provide any information under this item.

(c)	Auditor

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended, and as such, there is no requirement to provide any information under this item.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

	Years Ended
(In thousands of Canadian Dollars, except share and per share data)	June 30 2009	Sept 30 2010 (1)	Sept 30 2011	Sept 30 2012	Sept 30 2013
REVENUE
Loan fees	$122,572	$170,659	$136,623	$137,994	$152,430
Other income	27,933	49,859	53,276	49,418	38,335
	150,505	220,518	189,899	187,412	190,765
OPERATING EXPENSES
Salaries and benefits	46,721	72,049	67,017	65,944	58,653
Provision for loan losses	49	788	2,559	31,004	36,607
Retention payments	17,988	28,167	26,786	9,968	11,659
Selling, general and administrative	19,414	25,020	24,109	23,595	20,449
Rent	11,372	18,026	18,427	18,940	18,581
Advertising and promotion	3,894	5,607	5,941	5,180	6,307
Depreciation of property and equipment	4,679	7,006	6,803	6,843	6,366
	104,117	156,663	151,642	161,474	158,622
OPERATING MARGIN	46,388	63,855	38,257	25,938	32,143
CORPORATE AND OTHER EXPENSES
Corporate expenses	16,625	21,124	18,641	22,684	38,142
Interest expense	—	—	616	12,339	18,583
Depreciation of property and equipment	1,149	1,132	1,146	835	1,794
Amortization of intangible assets	185	923	965	5,138	7,517
Branch closure costs	—	—	—	1,574	123
Impairment of property and equipment	—	—	—	3,425	1,236
Premium paid to acquire the loan portfolio	—	—	—	36,820	—
Class action settlements	6,910	11,685			—
INCOME (LOSS) BEFORE INCOME TAXES	21,519	28,991	16,889	(56,877)	(35,252)

	Years Ended
(In thousands of Canadian Dollars, except share and per share data)	June 30 2009	Sept 30 2010 (1)	Sept 30 2011	Sept 30 2012	Sept 30 2013
PROVISION FOR INCOME TAXES
Current (recovery)	4,407	11,196	6,157	(3,571)	(12,429)
Deferred (recovery)	2,465	(2,068)	153	(9,784)	12,709
	6,872	9,128	6,310	(13,355)	280
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$14,647	$19,863	$10,579	$(43,522)	$(35,532)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	17,957,710	16,913,213	17,259	17,432	17,564
Diluted	18,039,976	17,522,246	17,663	17,432	17,564
BASIC EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$0.82	$1.17	$0.61	$(2.50)	$(2.02)
DILUTED EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$0.81	$1.13	$0.60	$(2.50)	$(2.02)
CONSOLIDATED BALANCE SHEET INFORMATION (as of end of period)
Working Capital	$9,667	$8,379	$11	$58,720	$35,564
Total Assets	83,796	116,414	123,291	202,444	164,585
Total Debt	1,029	994	(3,258)	129,641	130,623
Total Shareholders’ Equity	2,959	9,882	9,082	137,375	137,161

(1)	In 2010, the Company changed its fiscal year end from June 30 to September 30. The fiscal year end change resulted in a 15-month reporting period from July 1, 2009 to September 30, 2010.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning U.S. dollar/Canadian dollar exchange rates expressed in $1.00. On November 30, 2013, the interbank rate between US dollars and Canadian dollars as reported by the Bank of Canada was US$1.0599/CAD$1.00.

Year ended December 31:	High	Low	Year end	Average (1)
2008 (2)	0.7711	1.0289	0.8166	0.9381
2009 (2)	0.7692	0.9716	0.9555	0.8757
2010 (2)	0.9278	1.0054	1.0054	0.9710
2011 (2)	0.9430	1.0583	0.9833	1.0110
2012 (2)	0.9599	1.0299	1.0051	1.0004
2013 (3)	0.9839	1.0599	1.0599	1.0270

(1)	The average rate of exchange on the last business day of each month during the year. Expressed in USD/CAD.

(2)	Based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.

(3)	Through to November 30, 2013.

Exchange rate information for the months of (1)	High	Low
June 2013	1.0518	0.9508
July 2013	1.0432	1.0375
August 2013	1.0432	1.0385
September 2013	1.0363	1.0322
October 2013	1.0384	1.0345
November 2013	1.0415	1.0599

(1)	The average rate of exchange on the last business day of each month during the year. Expressed in USD/CAD.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Cash Store Financial’s operations and industry which may have a material impact on Cash Store Financial’s financial performance.

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

Regulatory Environment

Consumer Lending Regulations

The Company’s business is subject to federal, provincial and foreign laws and regulations in Canada and the UK. These regulations may change at any time and may impose significant limitations on the way the Company conducts or expands its business. These regulations govern lending and collection practices and, in some cases, allowable interest rates and rate caps.

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

In May 2007, the Canadian federal government enacted a bill clarifying that the providers of certain payday loans were not governed by the criminal interest rate provisions of the Criminal Code of Canada (the “Criminal Code”), granting lenders (other than most federally-regulated financial institutions) an exemption from the criminal interest rate provisions of the Criminal Code if their loans fell within certain dollar amount and time frame maximums. In order for payday loan companies to rely on the exemption, provincial governments are required to enact legislation, subject to approval by the federal government that includes a licensing regime for payday lenders, measures to protect consumers and maximum allowable limits on the total cost of borrowing.

In Canada, the provinces that have enacted specific payday loans legislation pursuant to this federal exemption are British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and Nova Scotia.

Ontario

In keeping with the Company's product growth strategic objective, on February 1, 2013 the Company launched its suite of line of credit products in Ontario, and payday loans are no longer being offered in that province. Effective July 4, 2013, the Company allowed its payday loan licenses to expire in Ontario.

With respect to the new line of credit offerings, on April 29, 2013 the Company filed an application in Ontario courts seeking a declaration that the Basic line of credit was not subject to the Payday Loans Act.

On February 4, 2013, the Registrar for payday loans in Ontario issued a proposal to revoke the payday lending licenses of the Cash Store Inc. and Instaloans Inc. Sections 13(2) and 14(1) of the Payday Loans Act provide that licensees are entitled to a hearing before the License Appeal Tribunal in respect of the Registrar’s proposal. The Company filed an Appeal with the License Appeal Tribunal on February 19, 2013, however, as the Company allowed its payday licenses to expire in Ontario effective July 4, 2013, this appeal was withdrawn effective August 15, 2013.

Previous to the February 4, 2013 proposal of the Registrar for payday loans, the Company submitted an application for judicial review in the Ontario Courts, seeking a declaration that certain provisions of the regulations made under the Ontario Payday Loans Act are void and unenforceable. This application was heard on October 2, 2013. On November 5, 2013, the Court dismissed the application. On November 22, 2013 the Company filed a Notice of Motion for leave to Appeal.

On June 7, 2013, the Ontario Ministry of Consumer Services filed an application in Ontario courts seeking a declaration that the Basic Line of Credit is subject to the Payday Loans Act and that the Company must obtain a broker license to offer this product. This application was heard on November 29, 2013 and a decision has not yet been rendered. Concurrently, the Ontario Ministry of Consumer Services has proposed amended regulations which may capture the lines of credit under the existing Payday Loans Act and may require the Company to re-apply for licenses to continue to offer the products. The new regulations do not propose a rate cap for the lines of credit. The regulator is currently considering industry feedback on the proposed amendments and the content and timing of such amended regulations is not yet known.

The Company remains committed to maintaining ongoing dialogue with the Ontario Ministry of Consumer Services with respect to its concerns. The Company maintains that its operations in Ontario are in compliance with all applicable laws.

British Columbia

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. On November 30, 2012, Consumer Protection BC issued a supplementary compliance order directing that unclaimed refund amounts, to a maximum of $1.1 million be deposited into a consumer protection fund. On December 14, 2012, the Company filed a Petition for Judicial Review in the British Columbia Supreme Court seeking an order quashing or setting aside the Order and Supplemental Order, and seeking declarations that it had not contravened sections 112.04(1)(f) of the Business Practices and Consumer Protection Act, or section 17 and 19 of the Payday Loan Regulation. The Petition was heard by the Court on June 26, 27, and 28, 2013. A decision has not yet been released. The estimated exposure with respect to this order is between $248,000 and $1.1 million including penalties, legal costs and additional costs. The balance of the accrued liability related to this order as at September 30, 2013 is $187 (2012 - $248).

United Kingdom

In April of 2014 the Financial Conduct Authority ("FCA") will assume responsibility for regulating the payday loans sector. The FCA has proposed new payday lender measures that will include limiting to two the number of loan rollovers and the number of times that lenders can access a borrower’s bank account for payment, both of which have an implementation date of July 1, 2014. The FCA will also require a borrower affordability assessment before payday lenders can extend a loan and will require that lenders include clear risk warnings on advertisements. In addition, the FCA plans to put in place dedicated supervision and enforcement teams. The FCA opened its proposed rules for comment and is expected to publish final guidance in February 2014.

On November 25, 2013, legislators in the UK announced that a rate cap setting power for payday loans will be included through amendments to the Banking Reform Bill which is currently before the House of Lords. It has been reported that the rate cap will be set by the FCA and address the total cost of borrowing. The Banking Reform Bill is expected to receive final reading on December 9, 2013 and rate caps are expected to come into force during 2015.

NYSE Listing Standards

On April 2, 2013, the Company received notice from the New York Stock Exchange (“NYSE”) that it is not in compliance with certain NYSE standards for continued listing of its common shares. Specifically, the Company is below the NYSE’s continued listing criteria because its average total market capitalization over a recent 30 consecutive trading day period was less than $50 million at the same time that reported shareholders’ equity was less than $50 million. Under the NYSE’s continued listing criteria, a NYSE listed company must maintain average market capitalization of not less than $50 million over a 30 consecutive trading day period or reported shareholders’ equity of not less than $50 million.

The Company submitted a plan to the NYSE demonstrating its ability to achieve compliance with the listing standards within 18 months of receiving the notice. On August 29, 2013, the Company was notified that the NYSE accepted the Company's plan to achieve compliance within 18 months of receipt of the April 2, 2013 letter.

During such 18-month period, the Company’s common shares will continue to be listed and traded on the NYSE, subject to quarterly progress reviews by the NYSE and compliance with other NYSE continued listing standards.

The NYSE plan of compliance does not impact the Company’s listing on the Toronto Stock Exchange (“TSX”) and the Company’s common shares will continue to be listed and traded on the TSX, subject to compliance with TSX listing standards.

Legal Proceedings

The Company is subject to various asserted and unasserted claims during the course of business of which the outcome of many of these matters is currently not determinable. Due to the uncertainty surrounding the litigation process, unless otherwise stated below, the Company is unable to reasonably estimate the range of loss, if any, in connection with the asserted and unasserted legal actions against it. The Company believes that it has conducted business in accordance with applicable laws and is defending each claim vigorously. In addition to the litigation and claims discussed below, the Company is involved in routine litigation and administrative proceedings arising in the normal course of business.

The resolution of any current or future legal proceeding could cause the Company to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate operations in particular jurisdictions. The Company may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of senior officers and other management personnel that would otherwise be spent on other aspects of the business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to operations. Any of these events could have a material adverse effect on business, prospects, results of operations and financial condition of the Company.

Class proceedings related to consumer lending activities

British Columbia - March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants, The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the British Columbia Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of the Company’s customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle and on February 28, 2010 the settlement was approved by the Court. Under the terms of the court approved settlement, the Company was to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount including legal expenses of $18.8 million, consisting of $9.4 million in cash and $9.4 million in credit vouchers. The credit vouchers can be used to pay existing outstanding brokerage fees and interest, to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced, or can be redeemed for cash from January 1, 2014 to June 30, 2014. The credit vouchers are not transferable and have no expiry date. After approved legal expenses of $6.4 million were paid in March 2010, the balance of the settlement amount remaining to be disbursed was $12.4 million, consisting of $6.2 million of cash and $6.2 million of vouchers.

By September 30, 2010, the Company received approximately 6,300 individual claims representing total valid claims in excess of the settlement fund. As the valid claims exceed the balance of the remaining settlement fund, under the terms of the settlement agreement, the entire settlement fund of $12.4 million was mailed to claimants in November 2012 in the form of cash and vouchers on a pro-rata basis. As at September 30, 2013, $5.1 million of the $6.1 million cheques issued had been cashed and $0.6 million of vouchers had been redeemed.

In arriving at the liability recorded at the balance sheet date, the voucher portion of the settlement fund of $6.2 million has been discounted using a discount rate of 16.2%. During the year ended September 30, 2013, the Company recorded accretion expense of $0.9 million ($0.7 million in the year ended September 30, 2012 and $0.6 million in the year ended September 30, 2011) in interest expense. The total liability related to the settlement at September 30, 2013 is $6.2 million (September 30, 2012- $11.3 million).

British Columbia - September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. claiming on behalf of the plaintiff and class members who, on or after November 1, 2009 borrowed a loan from the Company in British Columbia, and that the Company charged, required or accepted an amount that is in excess of 23% of the amount loaned of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The Class members seek an order, pursuant to s.112.10(2) and s. 172(3)(a) of the BPCPA, requiring that the Company refund all monies paid in excess of the Loan principal of each payday loan, including the Cash Card Fee Amounts, the Loan Fees, and any other fees or charges collected by the Company in relation to the payday loan, damages for conspiracy, and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Court considers appropriate.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Alberta - January 19, 2010 Claim

A statement of claim was served in Alberta by Shaynee Tschritter and Lynn Armstrong alleging that the Company was in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of the Company's customers’ third-party lenders, directors and officers added to the claim.

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

Alberta - September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen's Bench by Kostas Efthimiou against The Cash Store Inc., Instaloans Inc., and The Cash Store Financial Services Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Cash Store or Instaloans that met the definition of a "payday loan" proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the Plaintiff and Class members by the Company in relation to the payday loans advanced to the Plaintiff and Class members in excess of the loan principal are Unlawful Charges under the Payday Loan Regulation and therefore seek restitution of or damages for the Unlawful Charges paid by the Plaintiff and Class members, repayment of the Unlawful Charges paid by the Plaintiff and Class members, damages for conspiracy, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has made payday loans contingent on the supply of other goods or services contrary to s. 29 of the Payday Loans Act, charged or received amounts which are not provided for in the Payday Loans Act or Payday Loans Regulation, contrary to s. 23(5) of the Act, deducting or withholding from the initial advance an amount representing a portion of the cost of borrowing or other charges, contrary to s. 25 of the Payday Loans Act and charging or receiving an amount in excess of 23% of the loan principal, contrary to s. 23(1) and (4) of the Act and s. 14(1) of the Regulation. The plaintiff seeks restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Manitoba - April 23, 2010 Claim

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench ("Manitoba Court") by Scott Meeking against The Cash Store Financial Services Inc., The Cash Store Inc. and 1152919 Alberta Ltd o/a Instaloans, proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who obtained a payday loan from Cash Store or Instaloans. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code.
A class proceeding in Ontario in McCutcheon v. The Cash Store Inc. et al. was certified in 2006 and settled in 2008. That decision affected Manitoba residents, and presumptively resolved claims with respect to loans borrowed by Mr. Meeking, and other Manitoba residents, on or before December 2, 2008.
The Company asked the Manitoba court to enforce the Ontario settlement against Mr. Meeking. On September 9, 2013, the Manitoba Court of Appeal agreed that the Ontario Superior Court of Justice had properly exercised jurisdiction over Manitoba residents, including Mr. Meeking and his prospective class members, and enforced the Ontario settlement relating to borrowers of payday loans from the Company. However, it concluded that the Ontario judgment is not enforceable in Manitoba against Instaloans customers and for signature and title loans (as opposed to payday loans), as the Manitoba court determine Ontario had not given proper notice to Manitoba residents.
On September 12, 2013, the Manitoba Court certified Mr. Meeking’s claim as a class proceeding. On October 11, 2013, the Company applied for leave to appeal the certification decision.

On November 8, 2013, the Company filed an application for leave to appeal to the Supreme Court of Canada, seeking to appeal the Manitoba Court of Appeal decision that declined to enforce the Ontario settlement against Instaloans customers. The plaintiffs have also filed an application for leave to appeal to the Supreme Court of Canada, seeking to set aside the portion of the Manitoba Court of Appeal decision that enforced the Ontario settlement.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Manitoba - November 1, 2012 Claim

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against The Cash Store Financial Services Inc., The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company made loans contingent on the purchase of another product or service, contrary to s. 154.2 of the Consumer Protection Act, R.S.M. 1987, c. C-200, as am. (CPA), discounted the principal amount of loans by deducting or withholding an amount representing a portion of the cost of credit from the initial advance, contrary to s. 154.1 of the CPA and charging, requiring and accepting amounts in excess of the 17% total cost of credit limit contrary to s. 147(1) of the CPA and s. 13.1 of the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Ontario - August 1, 2012 Claim

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. and other defendants, claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

The class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the class members.

By Court order dated August 27, 2013, the plaintiff was permitted to amend the claim to add additional defendants. This amendment further claims that the Company’s lines of credit, offered since February 1, 2013, are payday loans subject to the Payday Loans Act, and are being offered without a payday loans license. The amendment claims that the Company acted in an unlawful conspiracy with the additional defendants.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Ontario - July 5, 2012 Claim

On July 5, 2012, The Cash Store Inc. and Instaloans Inc. were charged with the offence of acting as a lender without being licensed as a lender and without having received notice in writing from the Registrar of the licence, contrary to section 6(1) of the Payday Loans Act, 2008, c.9 in Guelph (The Cash Store Inc.), Brantford, and Sarnia, Ontario (Instaloans Inc.). The charges were laid in each of the three jurisdictions on July 5, 2012 as a result of investigations made by the Ministry of Consumer Services relating to consumer complaints made by three consumers.

On November 18, 2013, Instaloans Inc. and The Cash Store Inc. pleaded guilty and were convicted of the offence of acting as a lender without being licensed as a lender and without having received notice in writing from the Registrar of the licence, contrary to section 6(1) of the Payday Loans Act, 2008, c.9 in Brantford, Sarnia, and Guelph, Ontario, respectively.  As a result of this plea, The Cash Store and Instaloans Inc. agreed to pay $50 per conviction, in addition to a victim fee surcharge of 25%, for a total fine of $188.

Investor class proceedings

Canada

On June 3, 2013, a statement of claim brought under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen's Bench by Darren Hughes against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls over financial reporting and the value of the loan portfolio acquired from third-party lenders, losses on its internal consumer loan portfolio, and its liability associated with the settlement of the March 5, 2004 British Columbia Class Action

On June 4, 2013, a statement of claim brought under the Ontario Class Proceedings Act was commenced in the Ontario Superior Court of Justice by David Fortier against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls over financial reporting and the value of the loan portfolio acquired from third-party lenders, losses on its internal consumer loan portfolio, and its liability associated with the settlement of the March 5, 2004 British Columbia Class Action.

On July 11, 2013, a statement of claim brought under the Quebec Class Proceedings Act was commenced in the Quebec Superior Court of Justice by Marianne Dessis and Jean-Jacques Fournier against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls over financial reporting and the value of the loan portfolio acquired from third-party lenders, losses on its internal consumer loan portfolio, and its liability associated with the settlement of the March 5, 2004 British Columbia Class Action.

As at September 30, 2013, the Company has reached an agreement with the plaintiffs' counsel whereby the plaintiffs will proceed with the Ontario June 4, 2013 claim and seek a stay of the Alberta and Quebec claims.

Following the stay of the related Alberta claim, an amended statement of claim was issued on October 17, 2013, which, among other things, adds a statutory claim under the Alberta Securities Act. The plaintiffs’ motion seeking leave to pursue a secondary market liability claim under Part XXIII.1 of the Ontario Securities Act and to certify the claim as a class action under the Ontario Class Proceedings Act is currently scheduled to be heard by the Ontario Superior Court of Justice on May 20 and 21, 2014.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

United States

On May 20, 2013, Globis Capital Partners, L.P. filed a civil claim against the Company and Gordon J. Reykdal, Chief Executive Officer, in the United States District Court of the Southern District of New York for alleged violations of Sections 10(a) and 20(a) of the Securities Exchange Act of 1934 claiming unspecified damages.

On June 27, 2013, proposed class action proceedings for violation of U.S. federal securities laws were commenced by lead plaintiff Charles Nutsch in the United States District Court of the Southern District of New York against the The Cash Store Financial Services Inc. and certain of its present and former officers on behalf of purchasers of the common stock of The Cash Store Financial Services Inc. during the period between November 24, 2010 and May 13, 2013, inclusive. The proposed class actions concern alleged misrepresentations made in the Company's quarterly and annual financial statements between November 24, 2010 and May 13, 2013. In particular, the complaints allege that the Company overvalued the consumer loan portfolio acquired from third-party lenders, overstated its net income, understated losses on its internal consumer loans portfolio, and understated its liabilities associated with the settlement of the British Columbia class action.

By order dated July 9, 2013, the court consolidated the May 20, 2013 and June 27, 2013 actions for pretrial purposes. On September 17, 2013, the Court issued an order appointing Globis Capital Partners L.P. and Globis Overseas Funds Ltd. as lead plaintiffs in the class action. The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Other claims

Ontario - October 1, 2010 Claim

The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. commenced an action in the Superior Court of Ontario against National Money Mart Company (“Money Mart”) on October 1, 2010 for trade-mark infringement under sections 7, 19, 20 and 22 of the Trade-Marks Act, misrepresentation in the form of false and misleading advertising contrary to sections 52 and 74.01 of the Competition Act and the common law tort of passing off. The action relates to a national negative advertising campaign launched by Money Mart featuring the use of the Company’s registered trade-marks alongside negative statements comparing the Company's payday loan products to Money Mart’s loan products. Statements made in the Money Mart advertising campaign include, among other things, that the Company’s loan products are more expensive and less convenient than Money Mart’s and involve more forms and hassle. The Company seeks injunctive relief as well as $60,000 in damages in its Statement of Claim. Money Mart filed its statement of defense on May 2, 2011. The parties have settled a discovery plan and the next step in the action is to proceed to discoveries.

The likelihood and amount of gain (or loss), if any, is not determinable at this time.

Ontario - August 31, 2011 Application

On August 31, 2011, in response to regulatory amendments to come into force on September 1, 2011, The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. commenced an Application for Judicial Review in the Ontario Superior Court of Justice. The Application sought an order declaring that certain of the new amended regulations are outside the scope of the regulation-making authority under the Payday Loans Act, 2008, and were made without due process. The hearing was held on October 2, 2013. On November 5, 2013 the Court dismissed the Company’s application. The Company filed a notice of motion for leave to appeal to the Court of Appeal on November 22, 2013.

Ontario - June 7, 2013 Application

On June 7, 2013, an application was commenced in the Ontario Superior Court of Justice pursuant to section 54(1) of the Payday Loans Act, 2008, by the Director designated under the Ministry of Consumer and Business Services Act, naming The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. as respondents. The application seeks a declaration that the basic line of credit product offered constitutes a ‘payday loan’ under subsection 1(1) of the Payday Loans Act, and seeks orders requiring the Company to obtain a payday loan broker license and restraining the Company from acting as a loan broker of the basic line of credit without a broker’s license. The Application was heard by the Ontario Superior Court of Justice on November 29, 2013. It is unknown when a decision on this matter will be been rendered.
The Company has vigorously defended this application and the likelihood and amount of liability, if any, is not determinable at this time.

Alberta - September 18, 2013 Claim

On September 18, 2013, an action in the Court of Queen’s Bench of Alberta was commenced against the Company, certain of its officers and affiliates, including The Cash Store Inc., certain of its associated companies, including The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc., and other corporate defendants, seeking repayment of certain funds advanced to the Company, its affiliates and the associated companies by Assistive Financial Corp.("Assistive"), a former related party third-party lender. An application for interim relief, including the appointment of an inspector, was brought by the plaintiffs and is currently scheduled to be heard by the Court of Queen’s Bench of Alberta on December 12, 2013. The action by Assistive also seeks damages equivalent to $110.0 million together with interest thereon at the rate of17.5% per year.

The Company believes the action is wholly without merit and intends to vigorously defend itself. The likelihood and amount of liability, if any, is not determinable at this time.

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

The Special Committee has reported its findings on the allegations to the Board of Directors and, consistent with the recommendation made to the Board of Directors by the Special Committee, the Board of Directors has determined that no further corrections or restatements of previously reported financial statements and other public disclosures are required in relation to the Transaction.

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

Refer to Item 5.E. Off-Balance Sheet Arrangements for a description of arrangements with third-party lenders.

Liquidity & Capital Resources

The Company requires continued access to capital. A significant reduction in cash flows from operations or access to funding to support the Company’s consumer lending products could materially and adversely affect the Company’s ability to achieve the Company’s planned growth and operating results.

As of September 30, 2013, the Company had approximately $127 million in senior secured notes debt and on November 29, 2013 the Company entered into a credit agreement that provided an additonal $12.0 million in debt financing. If cash flows and capital resources are insufficient to fund the debt service obligations and to satisfy working capital and other liquidity needs, the Company may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance indebtedness. These alternative measures may not be successful or may not permit the Company to meet its scheduled debt service obligations. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet its debt service and other obligations. If the Company is unable to make the required payments on its debt obligations, the Company would be in default under the terms of its indebtedness which could result in an acceleration of the repayment obligations. Any such default, or any attempt to alter the business plans and operations to satisfy the obligations under the Company’s indebtedness, could materially adversely affect the Company’s business, prospects, results of operations and financial condition.

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

Foreign Currency

UK operations have been funded to date by loans from the Canadian company. These loans are currently not hedged, thus they are vulnerable to currency exchange rate fluctuations between the British Pound and the Canadian Dollar. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and the Company may record significant gains or losses on the remeasurement of intercompany balances. A 542 basis point increase/decrease in the exchange rate would increase/decrease net loss by approximately $1.3 million.

Growth Management

The Company’s expansion strategy, which in part contemplates the addition of new branches, and developing new products and distribution channels for the Company’s products in Canada and the UK is subject to significant risks. Continued growth in this manner is dependent upon a number of factors, including the ability to hire, train and retain an adequate number of experienced management employees, the availability of adequate financing for expansion activities, the ability to obtain any government permits and licenses that may be required, the ability to identify and overcome cultural and linguistic differences which may impact market practices within a given geographic region, and other factors, some of which are beyond the Company’s control.

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

Valuation of Consumer Loans and Advances

The Company maintains an allowance for credit losses for anticipated losses on consumer loans and advances and loans and advances in default. To estimate the appropriate level of credit loss reserves, the Company considers known and relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed, historical loss trends, current collection patterns and current economic trends. These reserves are estimates, and if actual credit losses are materially greater than loan loss reserves, the Company’s results of operations and financial condition could be adversely affected.

Share Price Volatility

The price of common shares has been subject to significant fluctuations and may continue to fluctuate or decline. Over the course of the twelve months ended September 30, 2013, the market price of the Company’s common shares on the TSX has been as high as $5.73, and as low as $1.50.

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

Dividends

The Company ceased paying dividends in the fourth quarter of FY2012 and may not pay dividends on its common shares within the next fiscal year. Therefore, any return on an investment in common shares of the Company may come only from an increase in the market value of the common shares of the Company. The Board of Directors reviews the Company’s dividend distribution policy on a quarterly basis. This review includes evaluating the financial position, profitability, cash flow and other factors that the Board of Directors considers relevant. The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the Indenture.

Internal Control Over Financial Reporting

As of September 30, 2013, an evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a- 15(e) and Rule 15d - 15(e) under the 1934 Act, as amended, and in NI 52-109. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were not effective due to material weaknesses in the Company’s internal control over financial reporting.

Unless and until these issues are corrected, the Company's ability to report financial results or other information required to be disclosed on a timely and accurate basis may be adversely affected. In addition, remedying this matter will require additional management time and resources and cause the Company to incur additional costs. Further, the Company cannot provide any assurance that it will not identify additional control deficiencies that may constitute significant deficiencies or material weaknesses in its internal controls in the future.

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

The Company changed its name on March 31, 2008, from Rentcash Inc. to “The Cash Store Financial Services Inc.” in connection with the spin-off of its rental division. Cash Store Financial’s common shares (the “Common Shares”) are traded on the Toronto Stock Exchange (“TSX”) under the symbol “CSF”. On June 8, 2010, the Company began trading its shares on the New York Stock Exchange (“NYSE”) under the symbol “CSFS”.

On March 31, 2008, pursuant to a plan of arrangement, the Company separated its rental business and certain of its assets and liabilities into an independent, publicly-traded company. Each existing shareholder of Cash Store Financial received one common share of Insta-Rent for each Common Share held on March 31, 2008.

On April 28, 2010, the Company’s board of directors (the "Board") approved a change in its fiscal year end from June 30 to September 30.

The registered office of the Company is located at Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2. The head office of the Company is located at 15511 - 123 Avenue, Edmonton, Alberta T5V 0C3.

 The Company’s agent in the United States is National Corporate Research, Ltd. 10 East 40th Street, 10th Floor New York, New York 10016 (212) 947-7200.

B.	Business Overview

Nature of Company

The Company, under its “Cash Store Financial”, “Instaloans” and "The Title Store" banners, provides consumers with alternative financial products and services, serving everyday people for whom traditional banking may be inconvenient or unavailable. The Company acts as both a broker and lender of short term advances and offers a range of other products and services to help customers meet their day to day financial service needs. The Company employs a combination of payday loans and lines of credit as its primary consumer lending product offerings and earns fees and interest income on these consumer lending products. The Company also offers a wide range of financial products and services including bank accounts, prepaid MasterCard and private label credit and debit cards, cheque cashing, money transfers, payment insurance and prepaid phone cards. The Company has agency arrangements with a variety of companies to provide these products.

The table below illustrates the Company’s primary consumer lending offerings summarized by jurisdiction since October 1, 2011:

Jurisdiction	Branches	Oct 1, 2011 to Jan 31, 2012	Feb 1, 2012 to Sep 30, 2012	Oct 1, 2012 to Jan 31, 2013	Feb 1, 2013 to Present

British Columbia, Alberta Saskatchewan Nova Scotia	278	Payday Loans (Brokered)	Payday Loans (Direct Lending)

Manitoba	25	Payday Loans (Brokered)	Payday Loans (Direct Lending)	Lines of Credit (Brokered)

Ontario	174	Payday Loans (Brokered)	Payday Loans (Direct Lending)		Lines of Credit (Brokered)

New Brunswick Newfoundland Prince Edward Isl. Yukon / NWT	33	Payday Loans (Brokered)

United Kingdom	27	Payday Loans (Direct Lending)

Products and Services

Consumer Loans & Line of Credit
Payday	- Bridge loans to help our clients span temporary cash shortfalls or meet emergency or unexpected expenses - Short-term non-collateralized loans - Range from $100 to $1500.
Signature	- Short-term loan against a government source of income (Child Tax, Disability, Pension, Employment Insurance)
Lines of Credit	- Up to $5000 unsecured - Helps customers to rebuild their credit - Customers borrow as needed and repay at any time - Minimum payments are due at regular intervals - Introduced early in FY2012
Injury Claims	- Immediate cash for personal injury claims awaiting payout - Provided by Rhino Legal Finance Inc.
Diversified Financial Products
Bank Accounts: Standard & Premium	- Provided by DC Bank - Gives customers access to a variety of services - CDIC insured
Cheque Cashing	- Fast turn around - Funds transferred electronically; branches do not hold cash
Prepaid Credit Card	- Supplied by DC Bank and MasterCard - Provides the convenience of a credit card without interest - Can be used online
Prepaid Debit Card	- Supplied by DC Bank - Preloaded with funds for daily transactional needs and access to cash at ATMs
Money Transfer	- Provided by RIA Financial Services - Provides an easy and reliable way to pay bills or send and receive funds worldwide
Payment Insurance	- Covers outstanding loan balances in the event of unexpected events such as: involuntary unemployment, accidental injury, critical illness, death, dismemberment
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
Principal Markets
 The Company conducts business in Canada and the United Kingdom. As at September 30, 2013, the Company operated 537 (September 30, 2012 - 536) short-term advance branches across Canada (510 branches) and the United Kingdom (27 branches). The Company operates branches in all Canadian provinces and territories except Quebec and Nunavut. The following chart presents the geographic distribution of the Company’s branches:

Branches
British Columbia	97
Alberta	122
Saskatchewan	34
Manitoba	25
Ontario	174
New Brunswick	14
Nova Scotia	25
Prince Edward Island	3
Newfoundland and Labrador	13
Northwest Territories	2
Yukon	1
United Kingdom	27
Total	537

Revenue Breakdown

	September 30, 2011	September 30, 2012	September 30, 2013

Canada	187,356	177,186	180,412
United Kingdom	2,543	10,226	10,353
	189,899	187,412	190,765

The Company also has investments in the following foreign operations:

•
18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc., which operated payday loan branches in Australia under the name “The Cash Store Pty.” ("Pty"). The Cash Store Australia Holdings Inc. is publicly listed on the TSX Venture exchange under the symbol “AUC”. In December of 2012 the Alberta, Ontario and British Columbia Securities Commissions issued cease trade orders in respect of the shares of AUC for failure to file financial statements. On September 13, 2013 Pty appointed a voluntary administrator pursuant to Section 436A of the Australian Corporations Act 2001. In the opinion of the directors of Pty, Pty is insolvent. The Administrator has taken control of the operations and assets of Pty and the application to have the cease trade orders revoked have been withdrawn by AUC.

•
15.7% of the outstanding common shares of RTF Financial Holdings Inc., a private company in the business of short-term lending by utilizing highly automated mobile technology (SMS text message lending). RTF Financial Holdings Inc. currently operates in the UK.

Seasonality

The Company’s business is not significantly affected by seasonality. Typically the Company’s strongest revenues are in its third and fourth fiscal quarters (which correspond with tax season and the summer months) followed by the Company’s first fiscal quarter (Christmas/holiday season). The Company’s second fiscal quarter is typically the weakest. In addition to seasonal demand, quarterly results are impacted by the number and timing of new branch openings.

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

Refer to Off-Balance Sheet Arrangements for a description of arrangements with third-party lenders.

Competitive Position

The Company has a market share of approximately one third of all payday loan branches in Canada. The Company estimates there are approximately 1,500 short-term advance branches across Canada. The Company’s biggest competitor is DFC Global Corp. (“Dollar Financial”), a U.S.-based public company. Dollar Financial operates approximately 489 branches in Canada under the banner “Money Mart”. “Cash Money” is the next largest operator in Canada with approximately 120 branches. The remainder of the payday loans market consists of small, single store operations and regional operations that may have a number of payday loan advance centres in a given region. Competition also comes from companies, such as cheque cashers, pawnshops, rental stores and others, that offer the payday loan service as an ancillary service. Several companies also provide payday loans via the Internet.
In addition to other unsecured consumer lending and cheque cashing stores and online lenders, the Company competes with banks and other financial services entities and retail businesses that offer consumer loans and lines of credit, cash cheques, sell money orders, provide money transfer services or offer other products and services offered by the Company.
The Company estimates that the UK market for small, unsecured short-term consumer loans is served by approximately 1,200 store locations as well as numerous online lenders.
Some of the Company's competitors have larger and more established customer bases in other provinces and substantially greater financial and other resources than the Company.
Competitive Strengths
Management believes that the Company has a number of competitive strengths that provide a solid base for continued growth.
The Company’s branch environment is unique in the market. Because Cash Store Financial branches do not disburse cash, the Company is able to offer a comfortable, upscale, open concept floor plan where customers can sit down with a customer service advisor to discuss their needs, much like they would in a traditional bank.
This differentiated environment complements the Company’s expanded product offering, which is designed for long term customer retention.

Customers choose to do business with the Company for a number of reasons, including:

•	the range of products offered;

•	the provision of access to flexible credit products through a graduated line of credit suite that rewards good payment behavior;

•	the provision of opportunities for consumers to rebuild credit;

•	the comfortable, friendly, open concept branch environment that is more bank-like than other consumer lending stores;

•	the specialized support and committed customer service that they receive from well-trained associates; and

•	the convenience of branch locations and hours.

 Material Effect of Government Regulation

Management views regulations affecting its primary product offerings of payday loans and lines of credit as the most critical factor affecting the Company's ability to successfully operate and execute its business strategy.
In Canada, certain provinces have developed regulations specific to payday loans. The key components of payday loan regulations are caps on the loan size, length and fees that can be charged. Typically regulations limit payday loans to a maximum of $1,500 and 62 days in duration, as well as providing a rate cap. The following table shows the rate caps in the provinces where the Company currently offers payday loans:

Province	Rate Cap (per $100)
British Columbia	$23
Alberta	$23
Nova Scotia	$25
Saskatchewan	$23

The Company is subject to class action proceedings initiated in the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, alleging non-compliance with rate caps in those provinces. The Company believes that it has complied with all applicable provincial regulations and is defending these actions vigorously.
The Company's newly introduced primary product offering of lines of credit in Ontario, where approximately one third of the Company's branch network is located, has been subject to examination by the Ontario Minister of Consumer Services and the Registrar of payday loans (the "Ontario Regulator"), who is responsible for regulating the payday loans sector in that province. The Ontario Regulator has proposed amended regulations which may capture the lines of credit under the existing Payday Loans Act and may require the Company to re-apply for licenses to continue to offer its products and comply with payday loans regulations. The new regulations do not propose a rate cap for the lines of credit. The Ontario Regulator is currently considering industry feedback on the proposed amendments and the content and timing of such amended regulations is not yet known..
The UK does not currently have specific regulations for payday loans, however in April 2014 the Financial Conduct Authority ("FCA") will assume responsibility for regulating the sector. The FCA has proposed new payday lender measures that will include limiting to two the number of loan rollovers and the number of times that lenders can access a borrower’s bank account for payment, both of which have an implementation date of July 1, 2014. The FCA will also require a borrower affordability assessment before payday lenders can extend a loan and will require that lenders include clear risk warnings on advertisements. In addition, the FCA plans to put in place dedicated supervision and enforcement teams. The FCA opened its proposed rules for comment and is expected to publish final guidance in February 2014. The Company has obtained interim licenses to operate as a payday lender in the UK in advance of the regulations. On November 25, 2013, legislators in the UK announced that a rate cap setting power for payday loans will be included through amendments to the Banking Reform Bill which is currently before the House of Lords. It has been reported that the rate cap will be set by the FCA and address the total cost of borrowing. The Banking Reform Bill is expected to receive final reading on December 9, 2013 and rate caps are expected to come into force during 2015.
Loan rollovers (extensions of existing loans for a fee and/or provision of new loans to pay out previous loans) are prohibited in certain Canadian provinces. Cash Store Financial does not engage the practice of rollovers in any Canadian province and limits the number of rollovers to four for consumers in the UK. Although the proposed regulations in the UK would represent a change from current practice, the Company does not expect a material negative impact given that only approximately 5% of its branch network is located in the UK.

C.	Organizational Structure

The Company’s principal direct and indirect subsidiaries are as set forth in the following chart. The Company owns 100% of the issued and outstanding shares of each principal subsidiary. The Cash Store Inc., in turn, owns 100% of the issued and outstanding shares of Instaloans Inc.; and The Cash Store Financial Limited owns 100% of the issued and outstanding shares of The Cash Store Limited and CSF Insurance Services Limited. Included in parenthesis within the corporate organization chart is the respective jurisdiction of incorporation of each entity:

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

The Company leases substantially all of its branch locations. Lease terms range from 1 to 5 years.

The Company owns the following branch locations:

Location	Size of Site
76 Main Street, Flin Flon, Manitoba	2,256 sq. ft.
330 Fisher Ave, The Pas, Manitoba	650 sq. ft.

A description of the Company’s property and equipment is included in Note 8 to the Company’s financial statements, which are included as Exhibit 99.1 to this Annual Report incorporated by reference herein

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

FY2013 consolidated revenue of $190.8 million increased by 1.8% compared to $187.4 million in FY2012 despite a 2.0% decline in loan volume. Loan fee revenue increased by $14.4 million, offsetting a reduction in other income of $11.1 million. FY2013 revenue from Canadian operations increased by $3.2 million while revenue from UK operations was flat compared to FY2012.
Branch sales expenses of $110.4 million for the year ended Sept 30, 2013 decreased by 8% compared to $120.5 million in the same period last year as a result of the 63 branch consolidations that occurred during FY2012 and an increased focus on cost control.

On an adjusted basis, the FY2013 provision for credit losses as a percentage of direct loan volume was stable at 5.2% compared to 5.1% in FY2012. As of September 30, 2013, the Company recorded an additional provision for credit losses of $5.2 million resulting from a change in estimation methodology to charge-off advances at 90 days past due.
Retention payments increased to 4.8% of brokered loan volume in FY2013 compared to 3.6% in FY2012 as a result of the Company's efforts to manage its overall credit loss exposure to third-party lenders.
EBITDA for FY2013 was negative $1.0 million, up from negative $31.7 million in FY2012. Significant items that impacted FY2013 reported EBITDA were as follows:

•	A reduction in other income;

•	Increased provision for credit losses resulting from the estimation methodology change to charge-off advances at 90 days past due;

•	Impairments on acquired advances and certain long-lived assets;

•	Increased corporate salaries and legal costs;

•	Costs associated with restatements of previously issued financial statements and the special investigation; and

•	Allowances for significantly aged receivables from a vendor.
In FY2012, the Company recorded $44.8 million of charges, primarily comprised of a $36.8 million expense for the settlement of pre-existing relationships with third-party lenders and $5.0 million related to asset impairments and branch consolidations.
Diluted EPS for FY2013 was a $2.02 loss compared to a loss of $2.50 in FY2012.
Cash at September 30, 2013 decreased by $7.7 million to $11.5 million from $19.1 million at September 30, 2012. Cash used in operating activities during FY2013 was negative $0.7 million, down from $15.0 million provided by operating activities in FY2012. The Company has secured credit facilities subsequent to September 30, 2013 to assist in meeting ongoing working capital requirements and fund strategic growth initiatives.

Branches

Total branch count of 537 reflects the FY2013 addition of 2 new branches in the United Kingdom as well as 10 new Title Store branches and a new Cash Store Financial branch offset by the closure of 12 branches in Canada. During FY2012, the Company consolidated 63 branches in Canada and transferred customers from affected branches to nearby branches.

Revenue

Loan Volume

Total loan volume of $781.8 million for the year ended September 30, 2013 decreased by 2% compared to $797.7 million for the year ended September 30, 2012. The decrease in loan volume reflects tightening certain underwriting criteria on the Basic line of credit product in an effort to manage credit risk and improve operating profitability as well as the impact of the revolving portion of the lines of credit.

The Company measures loan volume based on the total principal advanced to consumers.

Loan Fees

Loan fees include payday loan fees and fees charged for the credit assessment and brokering of advances and lines of credit on behalf of consumers.

(in thousands)	Year Ended September 30, 2012	Year Ended September 30, 2013	% Change
Payday loan fees	133,134	112,171	(16)%
Broker and credit assessment fees on lines of credit	4,860	40,259	728%
Total Loan Fees	137,994	152,430	10%

The year over year changes in the type of loan fees earned are reflective of the Company's cessation of payday loans and introduction of lines of credit in Manitoba and Ontario in FY2013. Despite the decrease in loan volume, the overall increase in loan fees of 10% is due to different revenue recognition policies between brokered and direct lending consumer advances. The Company earns its broker and credit assessment fees for lines of credit at the time the line of credit is brokered while fees on directly originated short-term advances are deferred and recognized over the term of the advance.

Same Branch Revenue

FY2013 same branch revenue, calculated on the branches in Canada that were open for both the FY2013 and FY2012 was $348. This represents an increase of 4.8% compared to average revenues of $332 for those branches in FY2012 and is comprised of higher loan fees earned offset by a reduction in other income.

Other Income

Other income includes late interest and fees earned on consumer lending products as well as fees earned on other financial products and services such as bank accounts, debit cards and prepaid credit cards, cheque cashing, insurance, money transfers and prepaid phone cards.

(in thousands)	Year Ended September 30, 2012	Year Ended September 30, 2013	% Change
Fees earned on other financial products and services	43,613	28,611	(34)%
Interest	4,072	7,963	96%
Default and other fees	1,733	1,761	2%
Total other income	49,418	38,335	(22)%

The decrease in fees earned on other financial products and services is related to the following:

•
Price reductions on prepaid debit and credit card products and bank accounts designed to increase customer benefits and promote long term customer retention to ultimately increase profitability in the long-term;

•	An increase in consumer take up of cheques and electronic funds transfer as a form of disbursing proceeds as compared to prepaid debit and credit card products; and

•	The cessation of a customer payment protection insurance offering on lines of credit in Ontario.

The increases in interest and other recoveries earned is a result of the accounting treatment of acquired advances. In FY2012, the majority of interest and other recoveries were related to acquired advances and were recorded as a reduction to the acquired portion of consumer advances receivable, net. In the current period the majority of interest and default and other fees are related to direct advances and are recognized as income when received.

Sales Expenses

Sales expenses of $110.4 million for the year ended September 30, 2013 decreased by 8% compared to $120.5 million in the same period last year. The Company attributes these savings to an increased focus on cost control and to the 63 branch consolidations that occurred during FY2012.

Credit Losses and Recoveries

The Company’s provision for credit losses recorded on the consolidated statement of operations includes all estimated uncollectible contractual principal and loan fees and impairment on acquired portfolios. The provision for credit losses is reduced by any recoveries realized after advances are charged off. Collections of late interest and fees on advances that have not been charged off are recorded in other income on the consolidated statement of operations. When evaluating the Company’s overall credit loss rate, management considers the provision for credit losses net of default and other fees recorded in other income, as follows:

(in thousands)	Year Ended September 30, 2012	% of loan vol.	Year Ended September 30, 2013	% of loan vol.
Provision for credit losses	31,004	6.0%	36,607	6.8%
Default and other fees recorded in other income	(1,733)	(0.3)%	(1,761)	(0.3)%
Net	29,271	5.7%	34,846	6.4%

Due primarily to the change in estimation methodology used to calculate the provision, credit losses net of default and other fees for the year ended September 30, 2013 increased by $5.6 million, or 0.7% of direct loan volume in comparison to the prior year.

On an adjusted basis, the provision for credit losses for FY2013 was stable at 5.2% of direct loan volume compared to 5.1% for FY2012.

For the year ended September 30, 2013, the change in estimation methodology to charge-off advances at 90 days past due was approximately $5.2 million. In addition, for FY2013 the provision for credit losses expense includes $1.5 million of impairments related to subsequent changes to the valuation of acquired advances. In FY2012, the provision for credit losses reflected a $3.0 million expense related to the UK which offsets the total increases for year over year comparative purposes.

Retention Payments

This section should be read in conjunction with "Off-Balance Sheet Arrangements".

The nature of the Company’s funding and credit loss expenses under the direct lending model differ from those under the broker model. Under the broker model, the Company makes voluntary retention payments to third-party lenders in order to offset the impact of the credit losses third-party lenders experience.

(in thousands)	Year Ended September 30, 2012	Year Ended September 30, 2013
Losses on acquisition of line of credit advances	—	7,110
Payments to offset the impact of credit losses	9,968	4,549
Total retention payments expense	9,968	11,659

As a percentage of brokered loan volume, retention payments increased to 4.8% for FY2013 from 3.6% in FY2012. The increase was a result of the Company's continuing assessment of credit losses in brokered advances and the strategy to mitigate it exposures to third-party lenders with respect to this risk. IN FY2013 the Company made retention payments to third-party lenders and has repurchased line of credit advances such that its estimated maximum exposure has not increased in proportion to the level of brokering activity on a year over year basis.

Corporate Expenses

(in thousands)	Year Ended September 30, 2012	Year Ended September 30, 2013	% Change
Salaries and benefits	11,195	13,553	21%
Legal expenses	2,217	4,980	125%
Audit , accounting and special investigation	918	4,011	337%
Other	8,354	15,598	87%
Total Corporate Expenses	22,684	38,142	68%

The increase in corporate salaries and benefits is a result of investments in staffing for new lines of business and other one-time expenses.

Legal expenses increased for FY2013 as a result of additional legal activity related to new regulatory and securities class action claims as well as reserves taken for existing litigation and claims.

Included in audit, accounting and special investigation costs for FY2013 are $1.6 million related to the restatements of previously issued financial statements, as well as $2.0 million related to the special investigation.

Included in other corporate expenses is a $4.4 million provision related to receivables from a vendor. Also included in other expenses are increases in professional fees and other public company expenses such as board fees and additional corporate rent as a result of the move to a new corporate office in Q4 of FY2012.

Refer to the section entitled “Risks and Uncertainties” for additional information on the special investigation, regulatory developments and legal proceedings and "Other Receivables" for additional information on amounts due from vendors.

Depreciation of Property and Equipment and Amortization of Intangible Assets

Total depreciation of property and equipment of $8.2 million for the year ended September 30, 2013 increased compared to $7.7 million in the same periods last year. The increase results primarily from a correction of depreciation of corporate property and equipment.

Amortization of intangible assets of $7.5 million for the year ended September 30, 2013 increased from $5.1 million in the same period last year. The Company acquired proprietary knowledge, non-compete agreements and favorable supplier relationships when advances were acquired from third-party lenders in the second quarter of FY2012.

Net Loss and Comprehensive Loss

The Company reported net loss of $35.5 million for the year ended September 30, 2013 compared to net loss $43.5 million in the same period last year. The prior year included an expense of $36.8 million for the settlement of pre-existing relationships with third-party lenders. Other significant factors contributing to the reported loss in comparison to the same period last year include increased provision for credit losses resulting from a change in estimation methodology to charge-off advances at 90 days past due, impairments on acquired advances, increased corporate salaries and legal costs, costs associated with restatements of previously issued financial statements and the special investigation, allowances for significantly aged receivables from a vendor and an increase to the valuation allowance recorded against deferred tax assets.

B.	Liquidity and Capital Resources

Cash balances decreased to $11.5 million as at September 30, 2013, compared to $19.1 million at the end of FY2012.

For FY2013 the Company utilized a combination of third-party lender funds and cash generated from operating activities to manage its working capital requirements. The Company is able to both purchase and sell consumer advances with third-party lenders in order to manage its working capital requirements.

In addition to cash flows from operations, to fund working capital and growth in consumer advances receivable for FY2014, the Company secured additional funding through its available credit facilities. Refer to the section entitled "Credit Facilities."

The Company expects to continue to fund working capital requirements to the end FY2014 through cash generated from operations and credit facilities.

Cash Flows

Cash provided by (used in):	Year ended September 30, 2012	Year ended September 30, 2013
(in thousands)
Operating activities	15,039	(698)
Investing activities	(99,836)	(4,505)
Financing activities	90,926	(4,644)

Cash used in operating activities was negative $0.7 million for FY2013, down from $15.0 million provided by operating activities in FY2012. The decrease was driven primarily by increases in corporate expenses.

Cash used in investing activities for FY2013 reflects the purchase of property and equipment and intangible assets. FY2012 cash used in investing activities reflects a significant acquisition of a portfolio of advances, intangible assets and an expense to settle pre-existing relationships with third-party lenders.

Cash used in financing activities for FY2013 primarily reflects the repayment of capital lease obligations and fluctuations in in funding made available by the third-party lenders for lending to consumers, whereas in FY2012 reflects the issuance of the Notes (defined herein).

Funds advanced from third-party lenders are restricted and can only be used for consumer lending. In FY2013 the Company used funds advanced from third-party lenders to broker advances to customers. The Company also transfers advances to third-party lenders to manage excess float and day-to-day working capital requirements. During FY2013 as part of the normal course of operations the Company transferred $14.3 million (2012 - $17.6 million) of net consumer advances receivable to third-party lenders in exchange for cash.

Consumer Advances Receivable, Net

As at September 30, 2013, the consumer advances receivable, net balance was $25.6 million, down from $32.4 million at September 30, 2012.

The Company’s consumer advances receivable balance at September 30, 2013 is comprised of $19.3 million (September 30, 2012: $25.9 million) of net advances that the Company has made directly to consumers and $6.2 million (September 30, 2012 - $6.6 million) in advances that the Company has purchased from third-party lenders.

Direct Loans

The September 30, 2013 direct advances balance of $19.3 million is comprised of gross advances of $29.2 million net of a provision for credit losses of $9.8 million (September 30, 2012: $52.3 million gross advances and a provision of $26.4 million).

The year over year decrease is due to a change in the estimation methodology used to calculate the provision. As of September 30, 2013 the Company began to charge-off all advances at 90 days past due. This change resulted in an additional expense associated with the charge-off of value previously ascribed to advances greater than 90 days past due. As a result of the change in estimation methodology, all recoveries related to advances greater than 90 days past due will be recognized as a reduction to the provision for credit losses expense when received.

The change in estimation methodology has been made by the Company as a result of the continuing process of obtaining additional information and experience as a direct lender and on the basis that it is preferable. This change has helped management to address the identified material weakness in internal controls (see "Controls and Procedures") by providing better clarity and peer consistency with respect to the Company's accounting policy for credit losses and charge-offs.

Acquired Loans

During FY2013, based on current collection trends, the Company revised its forecast of future cash flows related to the January 31, 2012, fiscal Q2, 2013 and fiscal Q3, 2013 acquired advances. As a result, included in the provision for credit losses expense for FY2013 are impairment charges of $1.5 million related to these acquired portfolios.

Commencing in February, 2013, in order to better facilitate the collections of past due advances on its brokered lines of credit in Ontario and Manitoba, the Company has purchased line of credit advances from third-party lenders. The line of credit advances are not governed by applicable payday loans regulations and the Company needs to be licensed to collect overdue brokered line of credit advances. In the absence of such licenses the Company has chosen to collect the overdue line of credit advances on behalf of the lenders either by purchasing the line of credit advances or by engaging a third party agency for collection. For the purposes of collecting the line of credit advances, the Company elected to purchase the line of credit advances in FY2013 and incurred losses on the difference between the purchase price and fair value of the line of credit advances and recognized the difference as retention payments. The Company expects to continue the practice of repurchasing past due advances on brokered lines of credit for the foreseeable future.

The Company's valuation assumptions reflect the recovery of approximately 82% of the contractual value of the repurchased advances on brokered lines of credit within 12 months.

All advances acquired have been reported on a pooled basis based on the fiscal quarter of acquisition. As the total consideration paid to acquire the line of credit advances exceeded the fair value, for the year ended September 30, 2013 the Company recorded losses of $7.1 million (2012 - $nil) in retention payments expense.

The Company pools acquired advances for reporting purposes, as follows:

(in thousands)	Contractual Value at Acquisition Date	Fair Value at Acquisition Date	Remaining Carrying Value September 30, 2013
January 31, 2012 loan acquisition	$319,900	$50,014	$1,715
Fiscal Q2, 2013 acquired line of credit advances	$7,138	$6,382	$47
Fiscal Q3, 2013 acquired line of credit advances	$11,650	$9,479	$1,173
Fiscal Q4, 2013 acquired line of credit advances	$21,031	$16,848	$3,313

 Other Receivables

The September 30, 2013 net other receivables balance of $8.9 million (2012 - $19.9 million) is comprised mainly of short term receivables from vendors, with which the Company has agency arrangements to provide bank accounts, debit and prepaid MasterCard and insurance products to consumers.

Included in this amount are gross receivables of $9.8 million (September 30, 2012 - $11.3 million) due from a vendor. The Company has recorded an allowance of $4.4 million (2012 - $nil) against certain of these receivables which are greater than three months past due and collection is considered doubtful. These balances represent a concentration of credit risk to the Company. The Company is actively engaged in the pursuit of the overdue amounts and performs an ongoing review of the credit status of its key vendors.

Credit Facilities

On November 29, 2013 the Company entered into a credit agreement (the “Credit Agreement”) with Coliseum Capital Management, LLC (“Coliseum”), 8028702 Canada Inc. and 424187 Alberta Ltd. (“Alberta Ltd.”) (collectively, the “Lenders”), pursuant to which the Lenders have provided $12,000 of loans.

Pursuant to the Credit Agreement, 424187 Alberta Ltd. (the “Agent”) acts as agent for the Lenders. The loans made under the credit facility bear interest at 12.5% per annum, payable monthly in arrears, on the 29th day of each month. If an event of default occurs under the Credit Agreement, the interest rate is increased by 2% for so long as the event of default remains. The Credit Agreement provides that an additional $20,500 may be advanced for a total maximum loan amount of $32,500. The Lenders have a right of first refusal in respect of any additional advances. If the Lenders do not exercise their right of first refusal, the Company is free to obtain loan advances from other lenders who agree to become party to the Credit Agreement. The loans outstanding at any time are subject to the requirement that the maximum amount outstanding cannot exceed 75% of the unrestricted cash of the Company plus 75% of the net consumer advances receivable of the Company not more than 90 days in arrears (the “Borrowing Base”). If the total amount outstanding under the loan at any time exceeds the Borrowing Base, the Company must repay to the Initial Lenders, on a pro rata basis, an amount which will result in the loans not being in excess of the Borrowing Base. Such payment must be made within 20 days of the month end in which the Borrowing Base was exceeded.
Loans made under the Credit Facility mature on November 29, 2016 (the “Maturity Date”) or on such earlier date as the principal amount of all loans owing from time to time plus accrued and unpaid interest and all other amounts due under the Credit Agreement may become payable under the Credit Agreement. The Company may repay the loans at any time subject to payment of a prepayment fee as follows:

(a)	If the prepayment is on or before November 29, 2014, the greater of (A) the interest that would accrue if the amount were to remain outstanding until November 29, 2014 and (B) 4% of the amount;

(b)	If the prepayment is after November 29, 2014 but on or prior to November 29, 2015, 3% of the amount; and

(c)	If the prepayment is after November 29, 2015, no fee.
The Company has agreed to designate the loans made under the Credit Agreement as priority lien debt and obtain the benefit of the security granted by the Company pursuant to the Collateral Trust and Intercreditor Agreement entered into in connection with the Company’s 11.5% senior secured notes.
The Company believes this Credit Agreement to be important in achieving the Company’s long-term strategic plans and will fund operations and growth in key business areas.

In addition to certain covenants relating to the payment of the loans and the authority of the Company to enter into the Credit Agreement, the Company has covenanted in favour of the Lenders:

(a)	to comply with the covenants granted to the holders of the 11.5% senior secured notes;

(b)	not to designate any additional debt under the Collateral Trust Agreement; and

(c)	to meet the following Adjusted EBITDA targets on a quarterly basis over the term of the Credit Agreement:

i)	$4,000 for the first 3 months of the 2014 fiscal year

ii)	$10,000 for the first 6 months of the 2014 fiscal year

iii)	$17,000 for the for the first 9 months of the 2014 fiscal year

iv)	$25,000 for the 2014 fiscal year

v)	$23,625 on a rolling four quarter basis at the end of the first quarter of fiscal year 2015

vi)	$26,250 on a rolling four quarter basis at the end of the second quarter of fiscal year 2015

vii)	$26,875 on a rolling four quarter basis at the end of the third quarter of fiscal year 2015

viii)	$27,500 for the 2015 fiscal year

ix)	$28,125 on a rolling four quarter basis at the end of the first quarter of fiscal year 2016

x)	$28,750 on a rolling four quarter basis at the end of the second quarter of fiscal year 2016

xi)	$29,375 on a rolling four quarter basis at the end of the third quarter of fiscal year 2016

xii)	$30,000 for the 2016 fiscal year

Under the credit agreement, Adjusted EBITDA means the net income (or loss) of the Company, on a consolidated basis, before interest expense, income tax expense, depreciation of property and equipment, and amortization of intangible assets and before the deduction or addition of extraordinary and/or non-recurring expenses as reported in the Borrower’s quarterly and annual Management’s Discussion and Analysis in the section entitled “EBITDA and Adjusted EBITDA reconciliation”.

In addition to the rights of the Lenders to demand payment and instruct the Agent to begin the process to realize on the security under the Collateral Trust and Intercreditor Agreement, upon the occurrence and during the continuance of an event of default, the Lenders have the right, but not the obligation, to appoint a financial advisor to review the affairs of the Company and to appoint a director to the Board.
424187 Alberta Ltd., which has committed to loan $2,000 of the initial $12,000 drawn, is controlled by the Company’s CEO and a director, Gordon Reykdal. Coliseum, which has committed to loan $5,000 of the initial $12,000 drawn, owns 17.8% of the common shares of the Company.

Senior Secured Notes

On January 31, 2012, the Company completed a private placement offering in Canada and the US for $132.5 million of 11.5% senior secured notes (the “Notes”). The Notes mature on January 31, 2017 and bear interest semi-annually on January 31 and July 31 each year. The Notes were issued at a price of 94.608% resulting in an effective interest rate of 13.4%.

The indenture governing the Notes (the "Indenture") contains certain covenants that limit the Company’s ability to:

•	incur or guarantee additional indebtedness;

•	make capital expenditures;

•	make certain investments and acquisitions;

•	amend the Company’s dividend policy, pay dividends, or make distributions on capital stock or make certain other restricted payments;

•	sell assets, including capital stock of the Company’s restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens;

•	agree to payment restrictions affecting restricted subsidiaries;

•	amend underwriting standards;

•	form subsidiaries or fund foreign subsidiaries; and

•	consolidate, merge, sell or otherwise dispose of assets, except those in the ordinary course of operations.

The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the Indenture.

Compliance with the covenants are not impacted solely through the ordinary course of operations or the results of operations. The Company remains in compliance with all of the covenants under the Indenture.

In the event of specified change of control events, holders of Notes will have the right to require the Company to purchase all or a portion of the Notes at a purchase price in cash equal to 101% of the principal amount purchased, plus accrued interest to the date of purchase. In addition, upon certain asset sales, the Company may be required to use the net proceeds of such sales to offer to repurchase a portion of the Notes at a price in cash equal to 100% of the principal amount purchased, plus accrued and unpaid interest to the date of purchase.

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

The indenture contains a first lien carve out that allows us to obtain credit facilities of up to $32.5 million.

Proceeds from the issuance of the Notes were $125.2 million. The Company used $116.3 million of the proceeds to acquire a portfolio of loans from third-party lenders. $8.2 million of the proceeds were used to pay fees and expenses related to the issuance and remainder was used for general corporate purposes.

Dividends

The Company paid dividends to shareholders from 2008 to 2012. Starting in the fourth fiscal quarter of 2012 the Board of Directors suspended quarterly dividends. The dividend distribution policy is reviewed on a quarterly basis. This review includes evaluating the Company’s financial position, profitability, cash flow and other factors that the Board of Directors considers relevant.

The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the Indenture. This restricted payment covenant is based on achieving a ratio of consolidated cash flows to interest expense of at least 2.5 on a trailing four quarter basis. In order to re-establish quarterly dividends, the Company would need to earn EBITDA of approximately $10.8 million per quarter for four consecutive quarters.

 Outstanding Share Data

As at December 11, 2013, the Company had 17,571,813 common shares outstanding. There were also 1,131,402 options to purchase common shares outstanding, which if exercised, would provide the Company with proceeds of approximately $10.5 million. Each option is exchangeable for one common share of the Company.

C.	Research and Development, Patents and Licenses

Not applicable.

D.	Trend information

See 5.A “Operating Results’’ and ‘Item 4, Information on the Company—4.B Business Overview’ for trend information.

E.	Off-balance sheet arrangements

In FY2013 short term advances of $241.4 million, representing 30.9% (FY2012: $280.6 million, 35.2%) of the Company’s total loan volume of $781.8 million (FY2012: $797.7 million), was provided directly to consumers by independent third-party lenders.
Description of Arrangements
The Company has entered into written business agreements with a number of third-party lenders who are prepared to consider lending to the Company’s customers or to purchase advances originated by the Company. Pursuant to these agreements, services related to the collection of documents and information, as well as collection services are provided to the third-party lenders.
The agreements also provide that the third-party lenders are responsible for losses suffered due to uncollectible advances provided the Company has fulfilled the duties required under the terms of the agreements. If the Company does not properly perform its duties and the lenders make a claim under the agreements, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreements.
The contracts between the Company and the third-party lenders do not contemplate continued retention payments. The contracts also do not guarantee repayment or a specified rate of return on the pool of funds committed by the third-party lenders' advanced to the Company's consumers. However, if the third-party lenders were to no longer participate in the brokering of advances to the Company's customers, the Company would lose the anticipated future revenue related to the brokering of advances. Under the broker model, the Company makes voluntary retention payments to the third-party lenders to encourage them to continue making funds available to the Company. The retention payments compensate the third-party lenders for some of the credit losses suffered. The Board of Directors regularly approves a resolution authorizing the Company to pay up to a certain amount of retention payments per quarter to third-party lenders. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.
It is the Company's practice to credit third-party lenders with retention payments such that when combined with portfolio returns, the return on the total funds made available by the third-party lenders for lending to consumers approaches a target of 17.5% (2012: 17.5%) per annum. This total return is determined by the Company based on the nature of product offerings, credit and regulatory risk profile, and the willingness of third-party lenders to make funds available to customers as well as the stability and flexibility of the third-party lenders. In consideration of these factors, the Company continually seeks to further improve and optimize the return to third-party lenders.
Summary of Exposure
At September 30, 2013, the total funds made available by third-party lenders for consumer lending was $44.1 million (September 30, 2012: $33.1 million). If the Company were to reimburse the third-party lenders for all historical loans lossess suffered (provide a "make whole payment"), as of September 30, 2013 the estimated loss would be in the amount of $14.1 million (September 30, 2012 - $13.1 million). This estimated loss represents the Company’s maximum exposure to third-party lenders and is comprised of the following components:

(in thousands)	September 30, 2012	September 30, 2013
1. Estimated credit losses on the portfolio of loans and advances of third-party lenders	11,235	2,684
2. Cumulative charge-offs in excess of portfolio returns and retention payments	1,822	11,388
Total Exposure	13,057	14,072

Based on the same methodology that the Company uses to determine the point where advances are charged off, the following summarizes the aging of the advances of the third-party lenders as well as the estimated allowance for credit losses inherent in their portfolios:

(in thousands)	September 30, 2012	September 30, 2013
Current	13,319	25,346
1 to 30 days past due	4,914	2,067
31 to 60 days past due	2,041	303
61 to 90 days past due	1,918	253
Greater than 90 days past due	3,235	160
Gross Portfolio Value	25,428	28,129
Estimated credit losses	(11,235)	(2,684)
Net Value	14,193	25,445

The following summarizes the status of the funds of third-party lenders made available for consumer lending:

(in thousands)	September 30, 2012	September 30, 2013
Funds made available by third-party lenders for consumer lending	33,078	44,092
Less: funds deployed in consumer loans and advances	(25,428)	(28,129)
Less: Cumulative charge-offs in excess of portfolio returns and retention payments	(1,822)	(11,388)
Net funds available for consumer lending	5,827	4,575

Risk Management and Mitigation Strategy

The Company manages its potential exposure to third-party lenders through retention payments as well as the repurchase of past due line of credit advances.

During FY 2013, the Company voluntarily purchased past due line of credit advances in Ontario and Manitoba from the third-party lenders at the advances contractual value. This resulted in the Company immediately compensating the third-party lenders for any current or future losses inherent in the portfolios acquired. The difference between the purchase price and the fair value of the acquired advances is recorded as a retention payment.

As part of the Company’s strategic plan to mitigate its risks and exposures, the Company expects to continue to make retention payments to third-party lenders such that its maximum exposure does not increase in proportion to the volume of brokering activity during the period.

F.	Tabular disclosure of contractual obligations

 The following table summarizes contractual obligations and other commercial commitments at September 30, 2013 and the effect such obligations and commitments are expected to have on liquidity and cash flow in future periods:

	Payments due by Period
(in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Senior Secured Notes	$185,832	$15,238	$30,475	$140,119	0
Capital Lease Obligations	6,946	1,612	1,828	807	2,699
Operating Leases	83,089	20,419	24,167	13,222	25,281
Total contractual obligations	275,867	37,269	56,470	154,148	27,980

G.	Safe Harbor

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.	Board of Directors, senior management and employees

A.	Board of Directors and Senior Management
As at December 11, 2013, the Company’s directors and senior executive officers together beneficially owned 4,665,700 (26.5%) of the outstanding Common Shares.

The names and province or state, and country of residence of the directors and senior executive officers of the Company, the date when the individual first became a director, their principal occupations, the positions in the Company held by them and the number and percentage of voting securities of the Company as at December 11, 2013, are set out in the following table:

Name, Province or State, and Country of Residence	Position with the Company and Date First Became a Director	Principal Occupation, Business or Employment (5 preceding years unless otherwise indicated)	Number and percentage of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Eugene I. Davis (2)(3) Livingston, New Jersey, USA	Chairman of the Board June 26, 2013
Chairman of the Board of Atlas Air Worldwide Holdings Inc. (Nasdaq: AAWW), and U.S. Concrete, Inc (Nasdaq:USCR). Director of Global Power Equipment Group Inc (Nasdaq:GLPW)., Spectrum Brands Holdings Inc.(NYSE:SPB) and WMI Holdings Corp.
Nil
Gordon Reykdal (2) Edmonton, Alberta, Canada	Director and Chief Executive Officer February 23, 2001	Founder and Chief Executive Officer of the Company.	3,640,300(4) 20.7%
William C. (Mickey) Dunn (3) Calgary, Alberta, Canada	Director May 14, 2002	Chairman of Bellatrix Exploration (NYSE:BXE), an oil and gas exploration company. A director of Precision Drilling Inc. prior to the 2009 Arrangement of True Energy.	750,000 4.3%
Edward C. McClelland (2) Burlington, Ontario, Canada	Director November 8, 2005	Chairman of TEC (The Executive Committee) Group 223 & 323, an organization of international CEO’s. Director of The Cash Store Australia Holdings Inc. since 2009.	29,500 0.2%
Donald C. Campion (1) Commerce Twp, Michigan, USA	Director August 14, 2013	Director of Haynes International, Inc. (NASDAQ: HAYN) and is an independent director and Chair of the Audit Committee for three privately held companies.	Nil
Thomas L. Fairfield (1)(3) Landenberg, Pennsylvania, USA	Director August 14, 2013	Executive Vice President, Chief Operating Officer, Counsel and a Director of Capmark Financial Group Inc, a financial services company focused on the commercial real estate industry.	Nil
Ron Chicoyne (1)(2) Calgary, Alberta, Canada	Director October 29, 2008	Founder & Managing Director of Links Capital Partners Ltd., an independent corporate finance firm.	8,450 0.0%
Timothy J. Bernlohr (2)(3) Newtown, Pennsylvania, USA	Director August 14, 2013
Managing Director of TJB Management Consulting, LLC, a firm specializing in project-specific consulting services to businesses in transformation. Chairman of the Board of Directors of Champion Home Builders, Inc. and The Manischewitz Co. and is a director of Atlas Air Worldwide Holdings (Nasdaq:AAWW), Chemtura Corp. (NYSE:CHMT) and Rock-Tenn Company (NYSE:RKT).
Nil
Kevin Paetz Edmonton, Alberta, Canada	President and Chief Operating Officer, Canadian Operations	Chief Operating Officer, Canadian Operations since March 1, 2012. Prior to this, he spent seven years with DFC Global Corp. (Dollar Financial) in several leadership positions including: Vice President Acquisitions, Vice President of Operations, United Kingdom, and Vice President, Field Operations Canada.	15,100 0.1%
Barret Reykdal Bowdon, United Kingdom	President and Chief Operating Officer, UK Operations	Chief Operating Officer of the Company’s UK operations since March 1, 2012. Prior to that he was the Chief Operating Officer of the Company since April 2005.	170,367 1.0%
Craig Warnock Edmonton, Alberta, Canada	Chief Financial Officer	Chief Financial Officer of the Company since July 3, 2012. From August 2010 to July 2012 he was Executive Vice President and Chief Financial Officer of a private foreign exchange company. From May 2008 to May 2010 he served as Chief Financial Officer and Treasurer of the City of Edmonton.	4,000 0.0%

Name, Province or State, and Country of Residence	Position with the Company and Date First Became a Director	Principal Occupation, Business or Employment (5 preceding years unless otherwise indicated)	Number and percentage of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised
S. William (Bill) Johnson Edmonton, Alberta, Canada	Senior Executive Vice President	Senior Executive Vice President since November 2008. Chief Financial Officer and Director of affiliated companies The Cash Store Australia Holdings Ltd. and RTF Financial Holdings Inc.	35,600 0.2%
Halldor Kristjansson Edmonton, Alberta, Canada	Senior Executive Vice President Banking and Credit	Senior Executive Vice President of the Company since November 2010. Prior to joining the Company, he served as Group Co-Chief Executive Officer and Group Managing Director of a private Icelandic bank.	Nil
Michael Thompson Edmonton, Alberta, Canada	Senior Vice President Corporate Affairs	Senior Vice President Corporate Affairs since February 2012, prior to which he was the Senior Vice President and Corporate Secretary since February 2008.	7,383 0.0%
Michael Baker Edmonton, Alberta, Canada	Senior Vice President, Canadian Operations	Senior Vice President, Canadian Operations since September 2013. From 2010 to 2013 was Senior Vice President Investment Operations with the Alberta Investment Management Corp. Previously spent 11 years with ATB Financial in a variety of executive leadership roles.	5,000 0.0%
Dean Ozanne Edmonton, Alberta, Canada	Senior Vice President Virtual Operations and Innovation	Senior Vice President Virtual Operations and Innovation since September, 2013. Previously spent 13 years with ATB Financial in a variety of executive leadership roles.	27,950 0.2%
Notes

(1)	Member of Audit Committee.

(2)	Member of Corporate Governance and Nominating Committee.

(3)	Member of Compensation Committee.

(4)
3,222,635 of these shares are directly owned by 424187 Alberta Ltd., a company controlled by Mr. Gordon Reykdal; 272,968 are held by Mr. Gordon Reykdal directly and 144,697 are held by Mr. Gordon Reykdal’s spouse.

To the best of the knowledge of the directors and executive officers of the Company, the following are existing or potential material conflicts of interest between directors or executive officers and the Company, its subsidiaries and entities that the Company holds significant influence:

•	424187 Alberta Ltd., a company controlled by the Company’s CEO, Gordon Reykdal, provided a loan to the Company as set forth under Item 5.B. "Credit Facilities."

•
Mr. Gordon Reykdal, Mr. S. William Johnson and Mr. Edward C. McClelland are currently on the board of directors of The Cash Store Australia Holdings Inc., a company in which the Company has an investment as described above in "Principal Markets and Foreign Operations";

•
Mr. Gordon Reykdal and Mr. S. William Johnson are currently on the board of directors of RTF Financial Holdings Inc., a company in which the Company has an investment as described above in "Principal Markets and Foreign Operations";

•	Mr. S. William Johnson is the Chief Financial Officer of The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc.;

•	Mr. Barret J. Reykdal is the son of Mr. Gordon Reykdal.

B.Compensation

Executive Compensation Elements

Using the Company’s compensation philosophy, executive compensation is split-out into four separate components:

	Base Salary	Bonus Program	Benefit Program(s)	Stock Option Based Awards
Company Philosophy Being Met	• Competitive with other companies	• Align individual interests with Company interests • Fosters teamwork and fairness • Encourage, motivate and reward performance	• Competitive with other companies	• Competitive with other companies • Align individual interests with Shareholder interests • Encourage, motivate and reward performance
Company Objectives Being Met	• Attract and retain talented executives	• Reward contribution to achievement of financial and non-financial goals	• Attract and retain talented executives	• Encourage, motivate, retain and reward executives for achieve long term results and overall company health
Determination of Amounts	• Reflect skill and level of responsibility • Take into account market conditions and competitors	• Reflect skill and level of responsibility • Company performance based	• Reflect skill and level of responsibility • Take into account market conditions and competitors	• Reflect skill and level of responsibility • Company performance based

The Compensation Committee does not formally assess the risks associated with the Company’s compensation policies and practices.

Base Salary

Base salaries are established with reference to position and responsibilities, the individual’s contribution, experience and seniority and competitive market data. Base salaries are reviewed annually and adjusted if appropriate.
Bonus Program

The purpose of this component of compensation is to reward the executives and the associates for their contribution to the success of the business. Bonuses are paid out monthly and from time to time special bonuses may be paid for performance in connection with specific projects or objectives. Cash Store Financial’s operations and financial results form the basis for the bonuses paid on a monthly basis. In addition, each senior executive’s contribution to the success of the business is considered, including achievement of objectives such as cost controls, strategic imperatives, risk management and enhancement of corporate reputation. Financial metrics in the objectives are largely set based on targets that meet or exceed the annual budget approved by the Board. Partially meeting objectives would result in a reduced award.

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

The Compensation Committee approves executive bonuses plus the bonus plan for all associates. The bonus program has not changed since the 2009 fiscal year.

Benefits Program

The benefits programs include a mixture of group retirement savings plan contributions, basic life insurance, basic disability income replacement, core life insurance, core disability income replacements, executive healthcare spending accounts and automobile allowances. The benefits programs available to each executive are established with reference to position and responsibilities, the individual’s contribution, experience and seniority and competitive market data.

Cash Store Financial provides executives with enhanced financial protection through a portfolio of individual life insurance, disability insurance, and an executive health care spending account. The insurance products and services are listed in the summary below as an overview.

i)
Basic Life Insurance - Under the group life insurance policy with Great West Life, executives are covered for 5 times their annual earnings up to a maximum of $500,000 without medical evidence.  This benefit is reduced by 50% when the executive becomes 65 and terminates at age 70.  The life insurance is term insurance, with no cash value, and rates are adjusted annually by the insurer.  Upon termination from Cash Store Financial, within 30 days, the executive has ability to convert up to $200,000 of his or her group life insurance to an individual policy without providing medical evidence.  This policy would be priced based on the executive’s age, smoking and health status and the premium would be paid by the executive.

ii)
Standard Great West Life Group Benefit Plan provides coverage, such as, Accidental Death and Dismemberment ("AD&D"), an amount equal to your Basic Life Insurance policy.  The insurance company will pay up to two times the Principal Sum for accidents incurred while insured.  AD&D reduces by 50% at the age of 65 and terminates at age 70.  Dependent Life Insurance, coverage of a dependent spouse is $25,000 and coverage for a dependent child is $12,500.  Dependent Life terminates at age 70.  For additional life coverage, optional employee and spousal life is offered.  This benefit requires medical evidence for insurability and will need to be approved for coverage between $10,000 to $200,000.  The extended health plan provides 100% coverage for eligible medical expenses up to plan maximums.  100% reimbursement level for Prescription Drugs, $500 per year for eligible Paramedical Services.  Also included in the Health Coverage is the out of country Global Medical Insurance.  Dental Care provides 100% basic dental coverage, 50% major with a combined maximum of $2,000 per calendar year.  50% Orthodontic coverage with a lifetime maximum of $3,000 and unlimited accidental dental injury treatment.

iii)
Under the Executive Benefit program the executive has an online health care spending account funded by Cash Store Financial. The core life benefits within this program are a $250,000 guaranteed issue life policy with guaranteed premiums to age 65 and guaranteed issue disability insurance of up to $1500/month with guaranteed discounts and pricing to age 65. The executive is able to utilize any additional health spending account room to buy additional insurance and/or fund medical expenses that are not covered under the group benefit program.

iv)
Core Disability Income Replacement is a professional plan which provides monthly income benefits upon suffering a disability that impairs the insured from performing the duties of his or her regular occupation. Premium rates and discounts are guaranteed to age 65. Coverage includes significant upgrades not included in group long-term disability plans such as the addition of partial/residual disability benefits, return-to-work assistance, recovery benefits and optional renewal of the policy should they choose to work full-time past age 65.

v)
Executive Health Care Spending Account is a sophisticated healthcare spending account that can be used to fund eligible non-insured healthcare costs. Cash Store Financial has provided a contribution to cover the insurance premium of this program. Whatever cash is left over can be used at the executive’s discretion within specific restrictions. For example, they may purchase additional insurance products to meet their personal needs, or keep the additional cash to fund uninsured medical expenses such as orthodontia.

Stock Option Based Awards

The Company has longer term incentive plans in the form of stock options (“Options”), which are designed to reward executives and key employees for their contribution to the financial success of Cash Store Financial, and to encourage and motivate them to create Shareholder value. Participation in these incentive plans is limited to executive and other associates whose roles and responsibilities directly influence the success of the Company and those associates who management has identified as having long-term succession potential. The Company has adopted a stock option plan which is set forth in item 6.E. Share Ownership.

Summary Compensation Table

The following table contains information for the three most recently completed annual fiscal periods (years ended September 30, 2013, 2012 and 2011) regarding the compensation paid to or earned by the Company’s CEO, CFO and three highest compensated executive officers ("Named Executive Officers" or "NEOs"):

Name and Principal Position	Fiscal Period	Salary ($)	Share Based Awards ($)	Option Based Awards (8) ($)	Non-equity incentive plan compensation		Pension Value ($)	Other Compensation(1) ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plans ($)
Gordon Reykdal Chief Executive Officer (2) (3)	2013 2012 2011	450,000 200,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil 228,023 929,247	Nil Nil Nil	Nil Nil Nil	11,138 16,111 55,523	461,138 444,134 1,184,770
Craig Warnock(4) Chief Financial Officer	2013 2012	325,000 75,000	Nil Nil	18,491 3,420	95,750 12,962	Nil Nil	Nil Nil	41,889 11,587	481,130 102,969
Kevin Paetz(5) President and Chief Operating Officer Canadian Operations	2013 2012	200,000 113,707	Nil Nil	31,140 13,148	303,814 125,145	Nil Nil	Nil Nil	39,490 14,742	574,444 266,742
Barret Reykdal (6) President and Chief Operating Officer UK Operations	2013 2012 2011	285,357 207,560 175,000	Nil Nil Nil	6,795 28,102 29,767	Nil 71,241 311,443	Nil Nil Nil	Nil Nil Nil	125,434 10,674 34,937	417,586 317,577 551,147
Cameron Schiffner (7) Senior Vice President	2013 2012 2011	150,000 155,000 158,846	Nil Nil Nil	2,512 9,367 11,030	158,742 110,472 77,290	Nil Nil Nil	Nil Nil Nil	44,796 21,377 15,039	356,050 296,216 262,205

Notes:

(1)	The amounts shown as other compensation are for RRSP contributions, car allowance, vehicle lease payments, housing allowances and/or executive health care benefits.

(2)	Mr. Gordon Reykdal is a director of the Company and does not receive compensation for his role as a director.

(3)	All amounts shown reflect annual service fees paid by the Company to 424187 Alberta Ltd., a company controlled by Mr. Gordon Reykdal, in connection with executive services provided by Mr. Reykdal.

(4)	Mr. Craig Warnock joined the Company in July of 2012.

(5)	Mr. Kevin Paetz joined the Company in March of 2012.

(6)	Mr. Barret J. Reykdal is the son of Mr. Gordon Reykdal.

(7)	Mr. Cameron Schiffner's employment with the Company was terminated effective September 11, 2013. Mr. Cameron Schiffner was the son-in-law of Mr. Gordon Reykdal.

(8)
The Company used the Black-Scholes pricing model as the methodology to calculate the grant date fair value, and relied on the following key assumptions and estimates for each calculation: under the following assumptions: (i) risk free interest rate of 1.7% (1.4% - 2012, 1.6% - 2011); (ii) expected dividend yield of nil% (6.4% - 2012, 3.7% - 2011); (iii) expected volatility of 47.5% (50.3% - 2012, 39.0% - 2011); and (iv) an expected term of five years (four years - 2012, three years - 2011). The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

Incentive Plan Awards

The following table contains information for outstanding share-based awards and option-based awards of the Company’s NEO’s at September 30, 2013:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Craig Warnock	50,000	6	July 3, 2017	Nil	Nil	Nil	Nil
Kevin Paetz	100,000	5.85	March 1, 2019	Nil	Nil	Nil	Nil
Barret Reykdal	75,000	2.56	July 23, 2018	Nil	Nil	Nil	Nil
Barret Reykdal	30,000	10.3	November 17, 2014	Nil	Nil	Nil	Nil
Cameron Schiffner	10,000	10.3	December 12, 2013(1)	Nil	Nil	Nil	Nil

Note:

(1)	The option expiration date for Cameron Schiffner is 90 days after his employment was terminated.

The following table contains information for incentive plan award value vested or earned during the year ended September 30, 2013 for the Company’s NEO’s:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gordon Reykdal	Nil	Nil	Nil
Craig Warnock	17,710	Nil	95,750
Kevin Paetz	28,137	Nil	303,814
Barret Reykdal	28,092	Nil	Nil
Cameron Schiffner	9,363	Nil	158,742

Termination and Change of Control Benefits

The Company has contracts with its NEO’s containing the following termination and change of control benefits:

Gordon Reykdal

The Company and 424187 Alberta Ltd. (“424187”), a company controlled by Mr. Gordon Reykdal, executed a Services Agreement in January of 2002 in connection with executive services to be provided to the Company by Mr. Gordon Reykdal. Under this agreement, 424187’s services may be terminated: (i) by the Company for cause; or by 424187 upon not less than three months written notice to the Company; (ii) or by the Company at any time upon written notice to 424187; (iii) or by the Company, if Mr. Reykdal has failed to provide services due to disability for 90 days in any 365 day period, subject to applicable human rights legislation. If the services of 424187 are terminated by the Company, other than for cause, the Company shall pay to 424187 a terminate payment, on or before the last day that services are provided (the “Termination Date”), a lump sum cash amount equal to the total of: (i) thirty-six (36) months fixed service fees at the Termination Date; and (ii) three times the average amount payable to 424187 by the Company as performance bonus (whether or not deferred) in respect of the three fiscal years ended prior to the Termination Date (provided that, prior to the completion of three fiscal years such amount shall be the average of performance bonus amounts paid to that date).

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

Barret Reykdal

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

Board of Director Compensation

In conducting its annual benchmarking of compensation, the Compensation Committee considers the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies of similar size and profitability. After reviewing the market data and applying the compensation principles adopted by the Corporation, the Compensation Committee makes its recommendations to the Board. Total compensation received by the Company’s directors for the year ended September 30, 2013 is outlined in the table below.

Director(1)	Fees earned ($)	Option Based Awards ($)	Share Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	Other Compensation ($)	Total $
Eugene I. Davis	31,250	11,533	Nil	Nil	Nil	Nil	42,783
William C. (Mickey) Dunn	117,250	61,454	Nil	Nil	Nil	Nil	178,704
Robert J.S. Gibson (outgoing)	85,750	61,454	Nil	Nil	Nil	Nil	147,204
Ron Chicoyne	129,750	61,454	Nil	Nil	Nil	Nil	191,204
Edward C. McClelland	69,600	61,454	Nil	Nil	Nil	Nil	131,054
Michael Shaw (outgoing)	77,250	63,411	Nil	Nil	Nil	Nil	140,661
Albert Mondor (outgoing)	162,500	61,454	Nil	Nil	Nil	Nil	223,954
Donald C. Campion	15,850	Nil	Nil	Nil	Nil	Nil	15,850
Thomas L. Fairfield	16,500	Nil	Nil	Nil	Nil	Nil	16,500
Timothy J. Bernlohr	16,500	Nil	Nil	Nil	Nil	Nil	16,500

None of the other directors of the Company were compensated for services rendered to the Company in any other capacity during the fiscal year ended September 30, 2013.

Standard Compensation Arrangements

Non-employee directors are compensated for their services through a combination of annual retainers and option and share based awards. Directors who are employees receive no additional compensation for serving on the Board or its committees.
The following table displays the compensation structure for effective to September 30, 2013 for all non-employee directors:

Annual Retainer	$60,000
Annual Committee Chair Retainer	$15,000
Annual Lead Director Retainer	$30,000
Audit Committee	$5,000
Compensation Committee	$5,000
Corporate Governance and Nominating Committee	$5,000
Board Meeting Fee and Committee Meeting Fee (in person attendance)	$1,500
Board Meeting Fee and Committee Meeting Fee (telephone attendance)	$850

The following table displays the compensation structure for effective from October 1, 2013 for all non-employee directors, including the chairman of the Board:

Annual Retainer	$60,000
Annual Committee Chair Retainer	$15,000
Annual Lead Director Retainer	$30,000
Audit Committee	$5,000
Compensation Committee	$5,000
Corporate Governance and Nominating Committee	$5,000
Board Meeting Fee and Committee Meeting Fee (in person attendance)	$1,500
Board Meeting Fee and Committee Meeting Fee (telephone attendance)	$850

Incentive Plan Awards

The following table contains information for outstanding share-based awards and option-based awards of the Company’s directors at September 30, 2013:

	Option-based Awards				Share-based Awards
Director	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration date(1)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Eugene I Davis	120	—	June 27, 2018	Nil	Nil	Nil	Nil
William C. (Mickey) Dunn	25	0.01	June 29, 2014	Nil	Nil	Nil	Nil
	25	0.02	June 25, 2015	Nil
	25	0.01	July 12, 2016	Nil
	25	0.01	August 14, 2017	Nil
Robert G.S. Gibson (outgoing)	25	0.01	November 11, 2013	Nil	Nil	Nil	Nil
	25	0.02		Nil
	25	0.01		Nil
	25	0.01		Nil
Ron Chicoyne	25	0.01	June 29, 2014	Nil	Nil	Nil	Nil
	25	0.02	June 25, 2015	Nil
	25	0.01	July 12, 2016	Nil
	25	0.01	August 14, 2017	Nil
Edward C. McClelland	17	0.01	June 29, 2014	Nil	Nil	Nil	Nil
	25	0.02	June 25, 2015	Nil
	25	0.01	July 12, 2016	Nil
	25	0.01	August 14, 2017	Nil
Michael Shaw (outgoing)	25	0.01	October 29, 2013	Nil	Nil	Nil	Nil
	25	0.02		Nil
	25	0.01		Nil
	25	0.01		Nil
Albert Mondor (outgoing)	25	0.01	November 11, 2013	Nil	Nil	Nil	Nil
	25	0.02		Nil
	25	0.01		Nil
	25	0.01		Nil

Note:
(1) Option expiration dates for outgoing directors is 90 days after the individual ceased to be a director of the Company.

The following table contains information for incentive plan award value vested or earned during the year ended September 30, 2013 for the Company’s directors:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William C. (Mickey) Dunn	71,675	Nil	Nil
Robert G.S. Gibson	71,675	Nil	Nil
Ron Chicoyne	71,675	Nil	Nil
Edward C. McClelland	71,675	Nil	Nil
Michael Shaw	96,787	Nil	Nil
Albert Mondor	71,675	Nil	Nil

C.	Board of Director Practices

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

Audit Committee

Audit Committee’s Charter

The Company’s Audit Committee charter sets out its roles and objectives, responsibilities and duties, and membership standards for reporting to the Board. A copy of the charter is attached hereto as Exhibit 1.1 and is incorporated by reference into this Form 20-F.

Composition of the Audit Committee

The Company’s board of directors has a separately-designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the “Exchange Act”). The Audit Committee is composed of Donald Campion, Thomas Fairfield and Ron Chicoyne, all of whom, in the opinion of the Board, are independent and financially literate. Each member of the Audit Committee is “financially literate” within the meaning of applicable Canadian securities laws.

1. Donald Campion, BSc., MBA (Chairman of the Audit Committee)
Mr. Campion is a senior executive with broad corporate experience with strategic acquisitions, divestitures, integration activities and international operations. Mr. Campion currently serves as a director of Haynes International, Inc. (NASDAQ: HAYN), where he serves as the Chair of the Audit Committee, and is an independent director and Chair of the Audit Committee for three privately held companies. Mr. Campion had been a senior-level financial executive with a number of public and private companies. He spent 27 years with General Motors Corporation where he held various positions including CFO of several operating divisions, and he was the CFO of four privately held companies.
2. Thomas Fairfield, B.S.F.S.
Mr. Fairfield is Executive Vice President, Chief Operating Officer, Counsel and a director of Capmark Financial Group Inc. Capmark is a financial services company focused on the commercial real estate industry. Prior to joining Capmark in 2006, Mr. Fairfield practiced corporate and securities law for more than 20 years. He is admitted to the bar of the states of Connecticut, Pennsylvania, New York and the District of Columbia, and is a member of the American Bar Association and the National Association of Stock Plan Professionals.
3. Ron Chicoyne, CFA, CF, ICD.D
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

Audit Committee Financial Expert
The Board has determined that it has at least one Audit Committee financial expert serving on its Audit Committee. The Company’s board of directors has determined that Donald Campion is an audit committee financial expert and is independent (as definded under Rule 10A-3 of the Exchange Act and Section 303A.06 of the New York Stock Exchange’s Listed Company Manual).
The U.S. Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

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

External Audit Fees by Category
KPMG has served continually as the Company’s external auditor since January 2002. The following table lists the fees billed by KPMG, by category, during the last two fiscal years:

	Year Ended September 30, 2013	Year Ended September 30, 2012
Audit fees	$1,458	$638
Audit-related fees	$199	$510
Tax fees	$10	$4
All other fees	Nil	Nil
Total fees	$1,667	$1,152

Audit Fees - Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements and the review of the Company’s interim financial statements.

Audit-related Fees - Audit-related fees were paid for assurance and related services that are related to the performance of the audit or review of the annual and interim financial statements and are not reported under the audit fees item above. These services consisted of special attest services as required by various government entities, services provided in relation to foreign investments and services in respect of special transactions.

Tax Fees - Tax fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services consisted of the review of a goods and services tax re-assessment.

Compensation Committee

When determining the compensation of Cash Store Financial’s executive officers, including the Named Executive Officers (defined below), the compensation committee of the Board (the “Compensation Committee") considers the objectives of: (i) recruiting and retaining the executives and senior management critical to the success of Cash Store Financial and the enhancement of Shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Shareholders of Cash Store Financial; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of base salary, performance-based bonus and long-term incentive in the form of Options. The Compensation Committee reviews the link between total compensation and company profitability within all executive level roles to help ensure compensation policies and practices are in line with Company health and profitability and to reduce overall risk as it pertains to the Company’s compensation policies and practices.
For the year ended September 30, 2013 the compensation of the Company’s Chief Executive Officer, Gordon Reykdal, was amended by the Board in September 2013 and consists of an annual base salary of $450,000 and other compensation not to exceed $34,000. Under the terms of the previous agreement, Mr. Reykdal was entitled to an annual service fee of $200,000 and a performance bonus based on 5% of the pre-tax profits of the Company.

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
The Compensation Committee takes an active role in establishing and monitoring compensation for executive officers that are related to Gordon Reykdal, the Company’s CEO. Mr. Reykdal’s son, Barret Reykdal, is the President and Chief Operating Officer of the Company’s United Kingdom Operations.
The Company’s compensation philosophy for executive officers is based on four fundamental objectives:

(i)	to provide compensation packages that encourage profitability and motivate and reward performance;

(ii)	to foster a sense of teamwork and fairness;

(iii)	to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and

(iv)	to align the interests of its executive officers with the long-term interests and health of the Company and its Shareholders.

When determining individual compensation levels for the Company’s executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Company, recommendations of the CEO and the CEO's assessment of: (i) the individual performance and contribution made by each executive officer to the success of the Company with reference to financial performance and achievement of corporate objectives; (ii) the responsibilities of each executive officer, including leadership and mentoring; (iii) the expertise and length of service of each executive officer; and (iv) industry comparables.

The following describes the Compensation Committee members and their relevant experience:

1.	Timothy J. Bernlohr (Chairman), Independent

Professional experience:

•	Managing director of TJB Management Consulting, LLC 2005 - Present

•	President and CEO of RBX Industries Inc. from 2003 to 2005 and various executive positions from 1997 to 2003

Compensation committee experience:

•	Neenah Foundry Inc.

•	Bally Total Fitness Corporation

•	United States Power Generating Company

•	Trident Resources Corporation

Other board experience

•	Champion Home Builders, Inc. (Chairman)

•	The Manischewitz Company

•	Chemtura Corporation (Lead Director)

•	Contech Engineered Solutions (Lead Director)

•	Atlas Air Worldwide Holdings Inc.

•	Rock Tenn Corporation

2.	Eugene I. Davis, Independent

Professional experience:

•	Founder, CEO and Chairman of PIRINATE Consulting Group, LLC since 1999

•	Prior to founding PIRINATE Consulting, served as Chief Operating Officer of Total-Tel Communications, Inc.

•	Served as President, Vice Chairman and Director of Emerson Radio Corp.

•	Practiced corporate and securities law

Compensation committee experience:

•	Atlas Air Worldwide Holdings Inc. (Chairman)

•	Global Power Equipment Group

•	Spectrum Brands Holdings Inc.

Other board experience

•	WMI Holdings Corp.

•	US Concrete Inc.

•	Numerous other public and private company boards

3.	Thomas L. Fairfield, Independent

Professional experience:

•	Executive Vice President, General Counsel and Secretary of Capmark Financial Group from 2006 to 2011; Chief Operating Officer since 2011

•	Partner at Reed Smith LLP from 2005 to 2006

•	Partner at Paul, Hastings, Janofsky & Walker LLP from 2000 to 2005

•	Partner at LeBoeuf, Lamb, Greene & MacRae LLP from 1991 to 2000

•	Member of the National Association of Stock Plan Professionals

4.	William C. (Mickey) Dunn, Independent

Professional experience:

•	President Cardium Service and Supply from 1981 to 1999

•	President Colorado Silica Sand Inc. from 1989 to 1996

•	President of many affiliated companies to above located throughout the world

Compensation committee experience:

•	Bellatrix Exploration Inc. (Chairman)

•	Precision Drilling Corp.

Other board experience

•	Vero Energy Inc.

•	Tesco

Executive Compensation Process

Each year, the CEO and the VP of Human Resources review and make a report to the Compensation Committee which includes:

(i)	a general review of the Company’s operations for the year;

(ii)	the annual competitive market review;

(iii)	a review of summary financial results;

(iv)	a summary of senior executive compensation for the preceding year(s);

(v)	the performance of the senior executives’ over the past year; and

(vi)	compensation data concerning the most senior associates of the Company.

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

Annual Competitive Market Reviews

The CEO and Compensation Committee are regularly provided with market data, including a comparison of the monetary compensation to a representative sample of Canadian and American financial services and retail public companies, taking into consideration a range of market capitalization. The most recent Board compensation review and subsequent report was performed by an independent consulting firm of Wilkinson Consulting Group (the “Consulting Firm”) on December 19, 2012 and the recommendations were reviewed by the Compensation Committee on September 20, 2013. The review included the following components:

(i)
individual meetings with the VP of Human Resources in order to gather information related to the roles and responsibilities, as well as a personal perspective on the strengths and weaknesses, of the Company’s current performance measures and competitive position with respect to compensation practices;

(ii)	current and historical compensation information about the Company’s compensation philosophy and strategy, and reviewed all existing elements of compensation for the Named Executive Officers; and

(iii)
research of other similarly situated companies as potential sources of market data. In order to gather relevant market data for consideration by the Compensation Committee, the Consulting Firm reviewed comparable positions at the following organizations, which were chosen on the basis of geographic and/or industry comparability:

• Advance America/Cash Advance Centers Inc.	• North American Energy Partners Inc.
• ATB Financial	• Precision Drilling Corporation
• Canadian Western Bank	• QC Holdings Inc.
• DFC Global Corp.	• Stantec
• Easyhome Ltd.	• The Brick Group Income Fund
• Ezcorp Inc.	• Metlife Inc.

The Consulting Firm billed $22,108 in the year ended September 30, 2013 and has not provided any other services to Cash Store Financial in the last three years.

D.	Employees

The following presents a breakdown of the number of active employees of the Company as at the end of each of the last three financial periods:

	September 30, 2011	September 30, 2012	September 30, 2013
Canada	2,157	1,781	1,708
United Kingdom	17	182	148
Total	2,174	1,963	1,856

E.	Share Ownership

See Item 6.A and Item 6.B above.

Stock Option Plan Information

The Share Plan was approved by the Board on February 8, 2011. All Options granted since approval by the Shareholders have and will be granted pursuant to the Share Option Plan.September 30, 2013. The maximum number of Cash Store Financial Shares which, at any time, may be reserved for issuance to “insiders” of Cash Store Financial under the Share Option Plan or any other share compensation arrangement cannot exceed 10% of the Cash Store Financial Shares outstanding. Additionally, the maximum number of Cash Store Financial Shares which, within any one year period, may be reserved for issuance to “insiders” under the Share Option Plan, or any other share compensation arrangement, cannot exceed 10% of the Cash Store Financial Shares outstanding. No fractional Cash Store Financial Shares may be purchased or issued under the Share Option Plan.

The Board, the Compensation Committee, or another committee appointed for such purposes by the Board, may from time to time grant to directors, officers, employees and consultants of the Company or any subsidiary of the Company, as well as any management company providing services to the Company or any subsidiary (collectively, the “Eligible Persons”), Options in such numbers, for such terms, and at such exercise prices, as may be determined. The Board has the authority under the Share Option Plan to establish the exercise price at the time each Option is granted; however, the excercise price may not be lower than the greatest closing price of the Cash Store Financial Shares as traded on the Toronto Stock Exchange ("TSX") and any other stock exchange on which Cash Store Financial Shares are or may be listed from time to time, on the last trading day preceding the date on which the Option is approved by the Board (the “Market Price”). Options granted under the Share Option Plan must be exercised no later than 10 years after the date of grant. Options are not transferable other than by will or the laws of dissent and distribution and may be exercised during the lifetime of the optionee only by the optionee.
Unless the Board determines otherwise at the time of the grant, during each 12-month period from the date of the grant of the Option, within the first three years of the grant, the optionee may take up not more than one-third of the Cash Store Financial Shares covered by the Option, with the first one-third of the Cash Store Financial Shares covered by the Options being exercisable immediately during the first 12-month period following the grant thereof; provided, however, that if the number of Cash Store Financial Shares taken up under the Options during any such 12-month period is less than the amount of the Cash Store Financial Shares that are subject to the Options which have then vested, the optionee shall have the right, at any time, or from time to time during the remainder of the term of the Options, to purchase such number of Cash Store Financial Shares subject to the Options which were purchasable, but not purchased by him or her during such 12-month period.
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
The Company provides no financial assistance to facilitate the purchase of Cash Store Financial Shares to directors, officers, employees or consultants who hold options granted under the Share Option Plan. Subject to corporate and other applicable laws, the Company may permit an optionee to elect to pay the excercise price by authorizing a third party to sell Cash Store Financial Shares (or a sufficient portion of such Cash Store Financial Shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise. In addition, the exercise price for Cash Store Financial Shares purchased under an Option may be paid either singly, or in combination with one or more of the alternative forms of payment, or such other consideration as the Board may permit.
The Board may at any time, and from time to time, and without Shareholder approval, amend any provision of the Share Option Plan, or any Options granted hereunder, or terminate the Share Option Plan, subject to any applicable regulatory or stock exchange requirements or approval at the time such amendment or termination, including, without limitation:

a.	making amendments to Article 6 relating to the exercise of options, including by the inclusion of a cashless exercise feature whereby payment is in cash or Cash Store Financial Shares or otherwise;

b.	making amendments to Article 5 relating to the expiry of outstanding Options;

c.	making amendments deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

d.	making amendments to Sections 5.6 and 5.7 relating to the transferability of Options;

e.	making amendments to the definitions set out in Article 2;

f.	making amendments to the change of control provisions provided for in Article 8;

g.	making amendments to Article 3 relating to the administration of the Plan;

h.	making amendments to the vesting provisions of any outstanding Option(s); and

i.	making any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature.

The Board shall not be permitted to amend:

a.	Section 4.1 in order to increase the maximum number of Cash Store Financial Shares which may be issued under the Share Option Plan or so as to increase the Insider participation limits;

b.	Article 9 so as to increase the ability of the Board to amend the Share Option Plan without Shareholder approval;

c.	the definition of “Eligible Person”;

d.	the exercise price of any Option issued under the Share Option Plan to an Insider where such amendment reduces the exercise price of such Option; or

e.	the term of any Option issued under the Share Option Plan to an Insider;

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

New Compensation Initiatives

Long-Term Incentive Plan

In November 2013, Cash Store Financial introduced a share unit plan (“Long-Term Incentive Plan”) that provides for (i) restricted share units (“RSUs”) and (ii) performance share units (“PSUs”), that may be granted to senior executives, vice presidents, and/or members of the management team of the Company and its affiliates (“Participants”) as a bonus in consideration of past services to the Company or its affiliates. The Long-Term Incentive Plan has been adopted by the Company to reduce its reliance on stock options and incent management through payment of compensation related to appreciation of the Shares and performance goals. RSUs and PSUs are collectively referred to as “Share Units”.

Under the Long-Term Incentive Plan, RSUs will vest on the entitlement date or dates, which shall not be later than December 31 of the year that is three years after the year of services for which the RSUs were granted (“Entitlement Date”). On an Entitlement Date, the Company will become obligated to make a payment to the Participant in cash equal to the five-day volume weighted average price of the Company’s common shares on the TSX multiplied by the number of RSUs held.

Under the Long-Term Incentive Plan, PSUs will vest on the entitlement date or dates which shall not be later than December 31 of the year that is three years after the year of services for which the PSUs were granted (“Entitlement Date”). In addition, to further enhance the Participant’s performance, the number of PSUs that will vest on an Entitlement Date will vary, depending on the achievement of relevant performance conditions (to be achieved by the Company, the Participant or a class of Participants) established upon the grant of such PSUs. PSUs will be settled in cash equal to the equal to the five-day volume weighted average price of the Company’s common shares on the TSX multiplied by the number of PSUs vested.

A Participant will have no right or entitlement whatsoever to receive cash payment until the Entitlement Date and, as a holder of Share Units, will not have any rights as a Shareholder of the Company.

A Participant’s Entitlement Date may be accelerated on the death or permanent disability of the Participant. In the event that a Participant is terminated with or without cause, any Share Unit previously credited to the Participant’s account that have not vested shall become void and the Participant shall have no entitlement to payment under the Long-Term Incentive Plan. In certain circumstances, on a change of control of the Company, the Share Units will vest immediately and the Entitlement Date will occur.

Under the Long Term Incentive Plan, the Company may elect to purchase common shares in the market to satisfy the payment of vested Share Units, subject to debt covenants.

Deferred Share Unit Plan

In November 2013, the Company also established a director deferred share unit plan (“DSU Plan”) for the purpose of strengthening the alignment of interests between outside directors of the Company and designated affiliates (for the purposes of this section “Directors”) and the Company’s shareholders by linking a portion of annual director compensation to the future value of Cash Store Financials common shares. The DSU Plan will replace the granting of stock options as a more effective mean to achieve the forgoing stated purpose.

DSUs are bookkeeping entries and are subject to adjustment for dividends and normal anti-dilution events including the subdivision, consolidation or reclassification of the outstanding shares. DSUs are not assignable or transferable. The number of DSU granted to a Director is determined by dividing the amount of compensation allocated to be taken as DSUs by the closing price for a common share of the Company on the TSX on the business day immediately preceding the date of grant. Grants are, in the normal course, calculated and effected in instalments at the end of each quarter.

A Director is only entitled to payment in respect of the DSUs granted to him or her when the director ceases to be a director of the Company or an affiliate for any reason. On termination, the Company shall redeem each DSUs held by the Director for a payment in cash, being the product of: (i) the number of DSUs held by the Director on ceasing to be a director and (ii) the volume weighted average trading price of Cash Store Financial’s common shares on the TSX for the five consecutive trading days immediately prior to the date of separation. Payment will be made to the Director on such date as the Company determines not later than 60 days after the date of the director ceasing to be a Director.

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

The following table sets forth entities and individuals known to the Company to hold a voting interest of more than five percent (5%) of common shares issued and outstanding as of the filing date of this form:

Name	Number of Common Shares		Percentage of Outstanding Common Shares
Mr. Gordon Reykdal	3,640,300	(1)	20.7%
Coliseum Capital Management, LLC	3,122,578	(2)	17.8%
Beutel, Goodman & Co. Ltd.	1,835,200	(3)	10.4%
Stonerise Capital Management, LLC	1,171,323	(4)	6.7%

Notes:

(1)
3,222,635 of these shares are directly owned by 424187 Alberta Ltd., a company controlled by Mr. Gordon Reykdal; 272,968 are held by Mr. Gordon Reykdal directly and 144,697 are held by Mr. Gordon Reykdal’s spouse.

(2)
Mr. Adam Gray and Mr. Christopher Shackelton share dispositive and voting power over these shares. The amount of common shares shown is as of September 30, 2013, the date of the most recent Schedule 13F filed with the U.S. Securities and Exchange Commission

(3)
As described in Schedule 13G filed on January 17, 2013, all of the shares reported are owned by investment advisory clients of Beutel Goodman & Co Ltd. In its role as investment adviser, Beutel Goodman & Co Ltd. has voting and dispositive power with respect to these shares. Share holdings are reflective of those reported directly to the company by representatives Beutel Goodman & Co Ltd.

(4)
Stonerise Capital Partners Master Fund, L.P. (“SCPMF”) directly holds the common shares of the Company. Stonerise Capital Management, LLC is the sole general partner of SCPMF. As a result, Stonerise Capital Management, LLC may be deemed to be the beneficial owner and to share the voting and dispositive power of the common shares held by SCPMF. The amount of common shares shown is as of September 30, 2013, the date of the most recent Schedule 13F filed with the SEC.

There have been no significant changes in shareholdings of officers and directors of the Company for the past three financial years.

Based on publicly available information the following significant changes in the percentage ownership of major shareholders of the Company occurred during the past three years:

•
On February 14, 2011, Janus Capital Management, LLC (“Janus”) filed Schedule 13G reporting a beneficial interest in the Company of 1,514,765 common shares, representing an 8.9% voting interest in the Company. On February 14, 2012, Janus filed Schedule 13G reporting a beneficial interest in the Company of 1,050,756 common shares, representing a 6.0% voting interest. As of September 30, 2012, Janus reported a beneficial interest in the Company of 751,846 common shares, representing a 4.3% voting interest. On January 31, 2012 Janus filed a Schedule 13G reporting a beneficial interest of nil common shares as of December 31, 2012.

•
On February 14, 2012, Beutel, Goodman & Co. Ltd. filed Schedule 13G reporting a beneficial interest in the Company of 1,428,800 common shares, representing an 8.2% voting interest in the Company. On January 17, 2013, Beutel, Goodman & Co. Ltd. filed Schedule 13G reporting a beneficial interest in the Company of 1,885,600 common shares, representing a 10.8% voting interest in the Company.

As of October 31, 2013, Computershare, the Company’s registrar and transfer agent, reported that the Company’s common shares were held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	14,744,488	83.9%	19
United States	2,827,325	16.1%	1
Total	17,571,813		21

See also Item 6.E “Share Ownership” for information regarding outstanding stock options to purchase common shares.

B.	Related Party Transactions

Except as disclosed under the last paragraph of Item 6.A, and note 21 to the Company’s financial statements, attached hereto as Exhibit 99.1, to the best of the knowledge of the Board of Directors and executive officers of the Company, no director or executive officer of the Company or person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over more than 10% of the outstanding Common Shares of, or any of their associates or affiliates, had any material interest, direct or indirect, in any transaction within the three most recently completed financial years, or during the current financial year, that has materially affected, or will materially affect, the Company.

C.	Interests of Experts and Counsel
KPMG LLP, Chartered Accountants (“KPMG”) were the auditors of the Company for the year ended September 30, 2013, and prepared and executed the audit report accompanying the annual financial statements. KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

ITEM 8.	Financial information

A.	Consolidated Statements and Other Financial Information

See “Item 17 - Financial Statements”.  The consolidated financial statements as required are found at Exhibit 99.1 to this Annual Report.  The audit report of KPMG is included immediately preceding the consolidated financial statements.

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

The Common Shares are listed on the TSX under the symbol “CSF” and on the NYSE under the symbol “CSFS”. The tables below list the high and low prices for common shares of the Company for the past five years on an annual basis, two years on a quarterly basis and for the six months up to the filing date of this Annual Report:

Toronto Stock Exchange – Trading in Canadian Dollars

Annual	High	Low
2013	4.38	1.41
2012	8.41	2.85
2011	17.33	5.99
2010	18.74	10.20
2009	12.50	4.51
2008	6.50	3.51

	High	Low
Calendar 2013
Fourth Quarter	2.05	1.41
Third Quarter	2.65	1.55
Second Quarter	3.30	1.74
First Quarter	4.28	2.86

Calendar 2012
Fourth Quarter	5.73	2.85
Third Quarter	6.22	5.20
Second Quarter	6.15	5.22
First Quarter	8.41	5.65

Month ended
November 30, 2013	1.75	1.41
October 31, 2013	2.01	1.64
September 30, 2013	2.13	1.55
August 31, 2013	2.41	2.15
July 31, 2013	2.65	2.30
June 30, 2013	3.37	2.35

New York Stock Exchange – Trading in U.S. Dollars

Annual	High	Low
2013	4.37	1.35
2012	8.18	3.00
2011	17.34	5.84
2010	16.66	12.94
2009	—	—
2008	—	—

	High	Low
	($)	($)
Calendar 2013
Fourth Quarter	1.98	1.35
Third Quarter	2.60	1.76
Second Quarter	3.28	1.67
First Quarter	4.27	2.43

Calendar 2012
Fourth Quarter	5.84	3.00
Third Quarter	6.31	5.31
Second Quarter	6.15	5.29
First Quarter	8.18	5.70

Month ended
November 30, 2013	1.64	1.35
October 31, 2013	1.93	1.56
September 30, 2013	2.06	1.56
August 31, 2013	2.29	2.08
July 31, 2013	2.57	2.26
June 30, 2013	3.25	2.29

B.	Plan of distribution.

Not applicable.

C.	Markets

See Item 9.A.

D.	Selling Shareholder

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Company’s Restated Articles of Incorporation (the “Articles”) are registered with the Ontario Ministry of Government Services under Ontario corporation number 1511419. The Articles were attached as Exhibit 5.1 to the Company's September 30, 2012 20-F and are incorporated by reference into this Form 20-F.

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

Except for contracts entered into in the ordinary course of business, the Company entered into the following agreements, copies of which are attached hereto as Exhibit 3.1:

•
A credit agreement dated November 29, 2013 between the Company and Coliseum Capital Management, LLC, 8028702 Canada Inc. and 424187 Alberta Ltd. pursuant to which $12.0 million of loans were provided to the Company.

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

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by the Company will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder who beneficially owns the dividends is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of the Company’s voting shares). The Company will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share of the Company in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. Generally, provided the common shares are listed on a "designated stock exchange" as defined in the tax act (which includes the NYSE and TSX), a common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, one or any combination of (i) the U.S. Holder or (ii) persons with whom the U.S. Holder did not deal at arm’s length, or (iii) partnerships in which the U.S. Holder or a person with whom the U.S. Holder did not deal at arm's length holds a membership interest directly or indirectly, through one or more partnerships, owned 25% or more of the Company’s issued shares of any class or series and more than 50% of the fair market value of the common share was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, ‘‘Canadian resource properties’’, ‘‘timber resource properties’’ (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such properties (whether or not such property exists). If the common shares of the Company constitute taxable Canadian property to the U.S. holder, the U.S. holder may be subject to Canadian income tax on the gain. The U.S. Holder's taxable capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is must be deducted from capital gains realized in the same taxation year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. U.S. Holders whose common shares constitute Canadian taxable property should consult with their own tax advisors.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of the Company's shares at the time of disposition is derived principally from real property situated in Canada. The value of the Company’s common shares is not currently derived principally from real property situated in Canada.

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

An additional 3.8% tax will generally be imposed on the “net investment income” of individuals, estates and trusts whose income exceeds certain thresholds. “Net investment income” generally includes the following: (i) gross income from interest and dividends other than from the conduct of a non-passive trade or business; (ii) other gross income from a passive trade or business; and (iii) net gain attributable to the disposition of property other than property held in a non-passive trade or business. Therefore, dividends on, and capital gains from the sale or other taxable disposition of, the Common Shares may be subject to this additional tax.

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

Cash Store Financial does not hold any market risk sensitive instruments entered into for trading purposes. For a discussion of the risks associated instruments entered into other than for trading purposes, see the disclosure included under the heading “Risk Factors – Foreign Currency” in Item 3.D, above, and in Note 22 to the Company’s financial statements, which are included as Exhibit 99.1 to this Annual Report incorporated by reference herein.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
The Company’s disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that the information the Company is required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. As of September 30, 2013, an evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) and Rule 15d-15(e) under the US Securities Exchange Act of 1934 (the "1934 Act"), as amended, and in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings under the Canadian Securities Administrators Rules and Policies ("NI 52-109"). Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were not effective due to the material weaknesses in the Company’s internal control over financial reporting (“ICFR”) described below.
Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with U.S. GAAP. Management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate ICFR as such term is defined in Rule 13(a)‐15(f) under the 1934 Act and in NI 52-109. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of September 30, 2013, management of the Company assessed the effectiveness of the Company’s ICFR. In making this assessment, management of the Company used the criteria set forth in the Internal Control‐Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that, as a result of the material weaknesses in ICFR discussed below, ICFR is not effective as of September 30, 2013.

Management identified two material weaknesses in ICFR described below. Each of these material weaknesses creates a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.
1. In the year ended September 30, 2012, management determined that it did not design and implement effective information and communication processes and controls specific to the determination of the provision for credit losses. Specifically, senior finance personnel did not effectively communicate with operations to obtain sufficient information regarding the Company's collection activities in making the determination of the provision for credit losses. This material weakness resulted in material errors in the unaudited interim financial statements in fiscal 2012. The accounts that could reasonably be affected by the material weakness are provision for credit losses and consumer advances receivable, net.
2. In the year ended September 30, 2012, management determined that the Company did not design and implement effective ICFR related to the review, interpretation and monitoring of legal and regulatory matters for financial reporting implications. Specifically, the Company did not have sufficient resources with the appropriate level of expertise to accurately monitor and assess legal and regulatory matters facing the Company. As a result, the Company's ICFR did not correctly interpret how the settlement terms and conditions of the March 5, 2004 British Columbia Class Action claim impacted the measurement of the associated liability as at September 30, 2010. As a result of these ineffective controls, the Company incorrectly measured and recorded the liability in its previously filed financial statements; however, it has now corrected for the error as described in Note 3 of the Company’s September 30, 2012 restated annual financial statements. The accounts that could reasonably be affected by this material weakness are corporate expenses, interest expense, income tax expense, other receivables (current and long term), deferred tax asset and accrued liabilities.
Each of these material weaknesses creates a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

Changes in Internal Controls over Financial Reporting

The Company has taken the following remedial actions related to the above noted material weaknesses:
1. In response to the first material weakness identified above, as part of the preparation of the 2012 annual financial statements the Company formally adopted an accounting policy and established a credit committee, comprised of senior financial and operational executives, to meet on a regular basis to monitor credit loss rates and approve provisioning levels. Management also hired additional senior finance personnel in the fourth fiscal quarter of 2012 to assist in the monitoring of the provision for credit losses. As part of the preparation of the 2013 annual financial statements, the Company changed its estimation methodology to determine the provision for credit losses whereby now the Company fully charges-off past due consumer advances receivable when the advances remain in default status for 90 days. This change results in the acceleration of the point in time when consumer advances receivable are fully provided for, which management believes will reduce the estimation uncertainty when determining an appropriate provision for aged consumer advances, thereby reducing the risk of material misstatement.
2. In response to the second material weakness identified above, in April 2013 management established a process to coordinate communications internally as well as regularly consult with legal counsel and any other parties involved in legal and regulatory matters (i.e. a third party settlement administrator). This new control involves a review of the status of all legal and regulatory matters at each reporting period in order to assess the impact, if any, on the Company’s consolidated financial statements.
Although there have been significant improvements made to ICFR in relation to the material weaknesses described above, management believes that these material weaknesses continue to exist for the reasons discussed below:

•
For the material weakness related to the provision for credit losses, management believes it has made significant improvements in the procedures and controls it utilizes to determine the provision for credit losses. However, as the Company has recently introduced new products into the marketplace (lines of credit) and is developing new ways to offer payday loans (through on-line lending and other means), Management needs sufficient time to assess whether these improvements will be effective in determining an appropriate provision for credit losses.

•
For the material weaknesses related to the review, interpretation and monitoring of legal and regulatory matters, management needs sufficient time to strengthen in-house expertise and develop processes and controls whereby legal and regulatory matters are communicated to the Company’s finance department for assessment, under relevant US GAAP guidance, in a timely manner, before concluding that the material weakness has been remediated.

Auditor Attestation Report on Internal Control over Financial Reporting

The Company’s independent auditor, KPMG, has not issued an audit report as at September 30, 2013, on the effectiveness of ICFR due to an exemption for Emerging Growth Companies provided by The US Jumpstart our Business Startups Act, which was signed into law on April 5, 2012.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The Company's corporate governance practices do not differ significantly from the practices followed by United States domestic companies listed on the NYSE.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with U.S. generally accepted accounting principles.

The financial statements and notes thereto as required under Item 17 are attached as Exhibit 99.1 to this Annual Report and are incorporated by reference herein.  The audit report of KPMG is included therein and is also incorporated by reference herein.

ITEM 18.	FINANCIAL STATEMENTS

See Item 17.

ITEM 19.	EXHIBITS

1.1	Audit Committee Charter
2.1
A credit agreement dated November 29, 2013 between the Company and Coliseum Capital Management, LLC, 8028702 Canada Inc. and 424187 Alberta Ltd. pursuant to which $12.0 million of loans were provided to the Company.

99.1	Consolidated Financial Statements and Audit report of KPMG
99.6.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
99.6.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
99.6.3	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
99.6.4	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

SIGNATURES

The Cash Store Financial Services Inc. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THE CASH STORE FINANCIAL SERVICES INC.

/s/ Gordon Reykdal
Name: Gordon Reykdal
Title: Chief Executive Officer

DATED:	December 11, 2013